Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-179720

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated February 27, 2012)

           14,500,000 Shares

COMMON STOCK

          AvalonBay Communities, Inc. is offering 14,500,000 shares of its common stock.

          Our common stock is listed on the New York Stock Exchange under the symbol "AVB." On November 23, 2012, the reported last sale price of our common stock on the New York Stock Exchange was $128.54 per share.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page S-19 of this prospectus supplement and page 1 of the accompanying prospectus.

PRICE $             PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us, Before Expenses
Per Share	$	$	$
Total	$	$	$

          We have granted the underwriters the right to purchase an additional 2,175,000 shares of common stock to cover over-allotments.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the shares of common stock to purchasers on November     , 2012.

Goldman, Sachs & Co.

The date of this prospectus supplement is November     , 2012

          When we refer to "AvalonBay," "the Company," "we," "us," or "our" or similar expressions in this prospectus supplement, we mean AvalonBay Communities, Inc. and its subsidiaries.

          This prospectus supplement is a supplement to the accompanying prospectus. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and supersede the information in the prospectus. It is important for you to read and carefully consider all information contained in this prospectus supplement and the accompanying prospectus. You should also read and carefully consider the information in the documents we have referred you to in "Where You Can Find More Information and Documents Incorporated By Reference."

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement and the accompanying prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered shares to which they relate, nor is this prospectus supplement or the accompanying prospectus an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation

S-i

in such jurisdiction. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. When we or any of the underwriters deliver this prospectus supplement or the accompanying prospectus or make a sale pursuant to this prospectus supplement or the accompanying prospectus, neither we nor the underwriters are implying that the information is current as of the date of the delivery or sale.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The Company

          AvalonBay Communities, Inc. is a real estate investment trust, or REIT, and S&P 500 Index company that owns one of the largest portfolios of high-quality multifamily communities in the United States. We are focused on the development, redevelopment, acquisition, operation and management of apartment communities in high barrier-to-entry markets in the Northeast, Mid-Atlantic and West Coast regions of the United States.

          At September 30, 2012, we owned or held a direct or indirect ownership interest in:

  •
  183 operating apartment communities containing 53,487 apartment homes in nine states and the District of Columbia, of which seven communities containing 1,802 apartment homes were under reconstruction;

  •
  22 communities under construction that are expected to contain an aggregate of 6,614 apartment homes when completed; and

  •
  land or rights to land in which we expect to develop an additional 31 communities that, if developed as expected, will contain an estimated 8,837 apartment homes.

          Our principal financial goal is to increase long-term shareholder value through our integrated multifamily investment and operating platform by pursuing a strategy of being leaders in market research and capital allocation and delivering a range of multifamily offerings tailored to serve the needs of the most attractive customer segments in the best-performing submarkets of the U.S. We pursue this strategy through three brand offerings, each targeting a different customer segment and price point. Our "Avalon" brand, our core offering, focuses on upscale apartment living and high-end amenities and services in urban and suburban markets. Our "AVA" brand is designed for people who want to live in or near urban neighborhoods and in close proximity to public transportation, services, shopping and night-life. AVA apartments are generally smaller, with many engineered for roommate living, featuring modern design and a technology focus. Our "Eaves by Avalon" brand is designed for renters who seek quality apartment living, often in a suburban setting, with practical amenities and services at a more modest price point.

          AvalonBay elected to qualify as a REIT for federal income tax purposes for the taxable year ended December 31, 1994, and has not terminated or revoked such election. As a REIT, with limited exceptions, we will not be taxed under federal and certain state income tax laws at the corporate level on our net income to the extent net income is distributed to our stockholders. We have historically made sufficient distributions to avoid tax on retained income, and we intend to make sufficient distributions to avoid income tax at the corporate level. While we believe that we are organized and qualified as a REIT and we intend to operate in a manner that will allow us to continue to qualify as a REIT, there can be no assurance that we will be successful in this regard. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, or the Code, for which there are limited judicial and administrative interpretations and involves the determination of a variety of factual matters and circumstances not entirely within our control.

          Our principal executive offices are located at Ballston Tower, 671 N. Glebe Road, Suite 800, Arlington, Virginia 22203, Attention: Chief Financial Officer. Our telephone number is 703-329-6300. Our website is located at www.avalonbay.com. Information on our website is not deemed to be a part of this prospectus supplement or the attached prospectus.

 Recent Developments

The Archstone Portfolio Acquisition

          On November 26, 2012, we entered into an asset purchase agreement, or the Purchase Agreement, with (i) Equity Residential and its operating partnership, ERP Operating Partnership LP, or, collectively, Equity Residential, (ii) Lehman Brothers Holdings Inc., or Lehman, and (iii) Archstone Enterprise LP, or Archstone, pursuant to which we and Equity Residential will acquire, directly or indirectly, all of the assets and entities owned by, and all of the liabilities of, Archstone (other than certain excluded liabilities).

          Pursuant to the Purchase Agreement and separate arrangements between us and Equity Residential governing the allocation of liabilities to be assumed under the Purchase Agreement, our portion of consideration under the Purchase Agreement is approximately $6.9 billion, and consists of the following:

  •
  the issuance of 14,889,706 shares of our common stock to Archstone, valued at $1.9 billion, using the closing price for our common stock on the New York Stock Exchange on November 23, 2012 of $128.54;

  •
  $669.0 million in cash;

  •
  the assumption of indebtedness with a fair value of approximately $4.1 billion, consisting of $3.7 billion principal amount for consolidated borrowings, $238.3 million principal amount for our proportionate share of debt related to unconsolidated joint ventures, and $197.5 million representing the amount by which the fair value of the aforementioned debt exceeds the principal face value;

  •
  an obligation to pay, when presented for redemption from time to time, approximately $132.2 million in respect of the liquidation value of and accrued dividends on outstanding Archstone preferred units; and

  •
  the assumption of 40% of all other liabilities, known or unknown, of Archstone, other than certain excluded liabilities.

          For this consideration, we will acquire a portfolio of direct and indirect interests in apartment communities and net other liabilities that we refer to as the Archstone Portfolio Acquisition. The net proceeds of this offering will be used by us to fund the Archstone Portfolio Acquisition (including the fees and costs related thereto), repay a portion of the debt assumed in the Archstone Portfolio Acquisition, and help us preserve our financial flexibility.

          The Archstone Portfolio Acquistion represents a rare opportunity for us to buy a large portfolio of high-quality apartment communities that is concentrated in our existing high barrier-to-entry markets and is consistent with our strategic objective of more deeply penetrating our chosen markets with a broader range of products and services. For the nine months ended September 30, 2012, 98% of the net operating income, or NOI, from the consolidated apartment communities we expect to acquire in the Archstone Portfolio Acquisition is generated in our existing markets.

          The Archstone Portfolio Acquisition consists of the following:

  •
  66 consolidated apartment communities, containing 22,222 apartment homes, of which six communities are under construction and are expected to contain 1,666 apartment homes upon completion;

  •
  three parcels of land, which are consolidated and if developed as expected will contain a total of 968 apartment homes;

  •
  interests in unconsolidated joint ventures in which we expect to be the general partner or managing member, which own 10 apartment communities containing 2,040 apartment homes, of which one community is under construction and is expected to contain 157 apartment homes upon completion; and

  •
  a 40% ownership interest in unconsolidated joint venture arrangements with Equity Residential which will hold assets that we will jointly manage, sell to third parties, and/or subsequently transfer to Equity Residential or to us.

          The following table provides the approximate allocation of AvalonBay's investment in the Archstone Portfolio Acquisition:

Archstone Portfolio Acquisition	Acquisition Value(1)
(in thousands)
Consolidated stabilized assets	$6,140,323
Development communities under construction	308,819
Land held for future development	49,800
Net equity in unconsolidated joint ventures plus allocated joint venture debt	410,112

Total	$6,909,054

(1)
Value is based on the closing price of our common stock on November 23, 2012 and the fair market value of debt we expect to assume.

          Under the Purchase Agreement, we will acquire 40% of the assets and liabilities of Archstone and Equity Residential will acquire the remaining 60% of the assets and liabilities of Archstone. We refer herein to 40% and 60% as our respective pro rata shares. We and Equity Residential are jointly and severally liable for most obligations to Lehman under the Purchase Agreement. The Purchase Agreement provides that the closing of the acquisitions thereunder must occur within 120 days after execution of the Purchase Agreement. If we and Equity Residential fail to close the acquisition, then Equity Residential and we could be liable for payment of a termination fee of $800.0 million (or $650.0 million if the Purchase Agreement is terminated in the first 60 days after signing) as discussed under "Purchase Agreement and Related Arrangements." The Archstone Portfolio Acquisition is also subject to customary closing conditions, which do not include our and Equity Residential's ability to obtain the necessary financing or lender consents for the transaction. Neither we nor Equity Residential could terminate the Purchase Agreement because of a lack of financing or lender consents without incurring the termination fee.

The Archstone Portfolio

          We believe the Archstone Portfolio Acquisition will create strategic, portfolio and financial benefits for us, including the following:

  •
  It will increase our ownership of high-quality apartment communities in our existing markets.

  •
  It will allow us to more closely align our portfolio allocation with our long-term geographic allocation goals.

  •
  It will expand our portfolio into complementary submarkets with more varied product offerings.

  •
  It will enable us to more rapidly implement our multi-branding strategy.

  •
  It will provide enhanced corporate efficiencies due to our increased scale.

          High-Quality Portfolio Concentrated in Our Markets.    The following table provides the percentage of NOI generated during the nine months ended September 30, 2012, by region for our consolidated apartment communities, as well as communities that were under construction, or for which substantial redevelopment is planned or that occurred during 2012, pro forma for the Archstone Portfolio Acquisition (dollars in thousands):

	AvalonBay		Archstone Portfolio(3)		Pro Forma
Region/Portfolio (1)	NOI YTD 2012(2)	% of Total NOI	NOI YTD 2012(2)	% of Total NOI	NOI YTD 2012(2)	% of Total NOI
New England	$99,277	19%	$7,433	3%	$106,710	14%
Metro NY/NJ	156,135	29%	31,336	14%	187,471	25%
Mid-Atlantic	71,401	14%	61,727	29%	133,128	18%
Pacific Northwest	27,241	5%	5,471	3%	32,712	4%
Northern California	102,335	19%	31,544	15%	133,879	18%
Southern California	74,287	14%	72,910	34%	147,197	20%
Non-Core and Other	447	0%	5,227	2%	5,674	1%

Total NOI	$531,123	100%	$215,648	100%	$746,771	100%

(1)
NOI for the nine months ended September 30, 2012 for consolidated apartment communities, excluding NOI from apartment communities in joint ventures. NOI is a non-GAAP financial measure. For a description of how we define NOI and a reconciliation of NOI to net income, please see "Reconciliation of Non-GAAP Financial Measures" beginning on page F-18 of this prospectus supplement.

(2)
GAAP net income for AvalonBay, the Archstone Portfolio Acquisition, and on a pro forma basis, assuming the acquisition of the portfolio, was $301,178, $43,425 and $344,603, respectively for the nine months ended September 30, 2012.

(3)
NOI for the nine months ended September 30, 2012 for this portfolio includes $26 for communities for which construction is not complete but leasing activity has begun.

          For the nine months ended September 30, 2012, pro forma for the Archstone Portfolio Acquisition, 99% of the NOI from our apartment communities would be concentrated in our existing high barrier-to-entry markets.

          In connection with the Archstone Portfolio Acquisition, we will acquire interests in certain non-core assets or communities in non-core markets for us, including interests in assets in Texas, Florida and Germany. Some of these interests will be held and managed in a joint venture with Equity Residential, pending disposition or assignment to Equity Residential or us.

          Achieving Geographic Portfolio Allocation Goals.    We believe that the Archstone Portfolio Acquisition will allow us to bring our overall portfolio more closely in line with our long-term goals for regional allocation. In particular, our current Southern California portfolio is expected to grow from approximately 10,400 apartment homes at September 30, 2012 to approximately 19,200 apartment homes pro forma for the Archstone Portfolio Acquisition. Other geographic allocation adjustments expected to be achieved through the Archstone Portfolio Acquisition include a reduction in our relative concentration in the New England and Metro New York/New Jersey regions (where relatively few of the Archstone Portfolio Acquisition apartment communities to be acquired by us are located) and an increase in our Mid-Atlantic region presence.

          Complementary Submarket and Product Positioning.    Many of the apartment communities to be acquired by us in the Archstone Portfolio Acquisition are located in submarkets that are different than, but complementary to, the submarkets where our current apartment communities are located within each of our six main market regions. For example, in the Mid-Atlantic region, our existing apartment communities are more concentrated in suburban locations such as the Rockville/Gaithersburg corridor in suburban Maryland and the Tysons Corner and Fairfax submarkets in Northern Virginia. By contrast, the Archstone Portfolio Acquisition apartment communities in the Washington, D.C. market are concentrated in more urban, higher density submarkets such as the Rosslyn/Ballston corridor in Arlington, Virginia and the Wisconsin/Connecticut Avenue NW corridor in Washington D.C. We believe that many of the apartment communities to be acquired by us in the Archstone Portfolio Acquisition are also positioned to appeal to a somewhat different consumer segment than our existing assets based on the different characteristics of the Archstone Portfolio Acquisition apartment communities, which are generally more heavily weighted towards smaller apartments in high-rise buildings. We believe the Archstone Portfolio Acquisition will provide us with a more diversified portfolio with broader product offerings within each region where we currently do business.

          Increased Scale Supports our Multi-Brand Strategy.    We recently introduced a three brand strategy. We are currently in the process of rolling out our two new brands (AVA and Eaves by Avalon) at certain of our existing apartment communities and refining our core Avalon brand. We believe that the Archstone Portfolio Acquisition will allow us to extend our three brand platform across additional assets in an efficient manner, bringing these brands to a meaningful market presence sooner than we otherwise would be able to do so.

          Enhanced Corporate Efficiencies Due to Increased Scale.    We expect that the increased scale of our apartment community portfolio from the Archstone Portfolio Acquisition will require a lower proportionate increase in our corporate and property management overhead and general and administrative expenses. We believe that our corporate support functions, including our customer care center in Virginia Beach and our marketing, customer insight, and market research groups in our corporate headquarters in Arlington, Virginia, are positioned to allow for absorption of additional assets to provide additional operating leverage.

          The table below provides details by region for the operating apartment communities as of September 30, 2012 in which we expect to acquire a direct or indirect interest in connection with the Archstone Portfolio Acquisition.

Community	Location	Number of Homes	Average SF Per Home(1)	Year Built(2)	Revenue per Occupied Home (by Region)(3)
New England
Archstone Quincy	Quincy, MA	224	705	1977
Archstone Bear Hill	Waltham, MA	324	1,208	1999
Legacy Place(4)	Dedham, MA	285	1,075	2011

Subtotal — New England		833	1,027		$2,270

Metro New York / New Jersey
Archstone Clinton North	New York, NY	339	536	2008
Archstone Clinton South	New York, NY	288	557	2007
Archstone Midtown West	New York, NY	550	716	1998
Kips Bay(4)	New York, NY	208	733	1997
Archstone Meadowbrook Crossing	Westbury, NY	396	1,014	2006

Community	Location	Number of Homes	Average SF Per Home(1)	Year Built(2)	Revenue per Occupied Home (by Region)(3)
Subtotal — Metro New York / New Jersey		1,781	724		$3,338

Mid-Atlantic
Archstone Ballston Place	Arlington, VA	383	871	2001
Archstone Ballston Square	Arlington, VA	714	877	1992
Archstone Courthouse Place	Arlington, VA	564	849	1999
Crystal House I(5)	Arlington, VA	426	880	1969
Crystal House II(5)	Arlington, VA	401	913	1965
Oakwood Arlington(6)	Arlington, VA	184	839	1987
Archstone Charter Oak	Reston, VA	262	1,097	1970
Archstone Reston Landing	Reston, VA	400	995	2000
Archstone Tysons Corner	Vienna, VA	217	967	1980
Oakwood Gaithersburg(6)	Gaithersburg, MD	136	878	1988
Archstone Wheaton Station	Wheaton, MD	243	884	2005
Archstone Russett	Laurel, MD	238	1,154	1999
Grosvenor Tower(4)	North Bethesda, MD	236	972	1987
Archstone Glover Park	Washington, DC	120	869	1953
Archstone Tunlaw Gardens	Washington, DC	166	816	1944
Brandywine(7)(8)	Washington, DC	305	1,280	1954
The Albemarle	Washington, DC	228	1,123	1966
The Consulate	Washington, DC	268	843	1978
The Statesman	Washington, DC	281	678	1961
Oakwood Philadelphia(6)	Philadelphia, PA	80	831	1945

Subtotal — Mid-Atlantic		5,852	929		$2,101

Pacific Northwest
Archstone Redmond Campus	Redmond, WA	422	1,017	1991

Community	Location	Number of Homes	Average SF Per Home(1)	Year Built(2)	Revenue per Occupied Home (by Region)(3)
Archstone Redmond Lakeview	Redmond, WA	166	849	1987
Archstone Kirkland at Carillon Point(4)	Kirkland, WA	130	1,344	1990

Subtotal — Pacific Northwest		718	1,037		$1,633

Northern California
Archstone Walnut Creek	Walnut Creek, CA	510	746	1987
Archstone Walnut Creek Station	Walnut Creek, CA	360	700	1989
Archstone Walnut Ridge	Walnut Creek, CA	106	764	2000
Archstone San Bruno	San Bruno, CA	300	891	2004
Archstone San Bruno II	San Bruno, CA	185	846	2007
Archstone San Bruno III	San Bruno, CA	187	1,237	2005
Archstone West Valley	San Jose, CA	789	639	1970
Archstone Mountain View at Middlefield	Mountain View, CA	402	651	1969
Archstone Willow Glen	San Jose, CA	412	928	2002
Sunnyvale(4)	Sunnyvale, CA	192	1,063	1991

Subtotal — Northern California		3,443	790		$1,734

Southern California(9)
Archstone Del Mar Station	Pasadena, CA	347	975	2006
Archstone Old Town Pasadena	Pasadena, CA	96	692	1972
Archstone Pasadena	Pasadena, CA	120	854	2004
Archstone La Mesa	La Mesa, CA	168	830	1989
Archstone La Jolla Colony	San Diego, CA	180	761	1987
Archstone Oak Creek	Agoura Hills, CA	336	1,084	2004
Archstone Calabasas	Calabasas, CA	600	844	1988
Archstone Los Feliz	Los Angeles, CA	263	767	1989

Community	Location	Number of Homes	Average SF Per Home(1)	Year Built(2)	Revenue per Occupied Home (by Region)(3)
Oakwood Toluca Hills(6)	Los Angeles, CA	1,151	691	1973
Archstone Marina Bay(4)(10)	Marina Del Rey, CA	205	815	1967
Venice on Rose(4)	Venice, CA	70	1,207	2011
Archstone Simi Valley	Simi Valley, CA	500	860	2007
Archstone Studio City	Studio City, CA	450	736	1987
Archstone Studio City II	Studio City, CA	101	834	1991
Archstone Studio City III	Studio City, CA	276	955	2002
Archstone Thousand Oaks	Thousand Oaks, CA	154	873	1992
Archstone Thousand Oaks Plaza	Thousand Oaks, CA	148	949	2002
Archstone Warner Center	Woodland Hills, CA	522	882	2007
Archstone Woodland Hills	Woodland Hills, CA	883	655	1971
Archstone Santa Monica on Main	Santa Monica, CA	133	921	2007
Archstone Long Beach(11)	Long Beach, CA	206	705	1985
Archstone Terracina(11)	Ontario, CA	736	915	1988
Archstone Seal Beach	Seal Beach, CA	549	706	1971
Archstone Vanoni Ranch	Ventura, CA	316	936	2005
Archstone Ventura Colony(12)	Ventura, CA	272	807	1989

Subtotal — Southern California		8,782	816		$1,601

Non Core Markets
Archstone Boca Town Center(4)	Boca Raton, FL	252	1,064	1988
Archstone Lexington	Flower Mound, TX	222	983	2000
Archstone Memorial Heights	Houston, TX	556	781	1996

Community	Location	Number of Homes	Average SF Per Home(1)	Year Built(2)	Revenue per Occupied Home (by Region)(3)
Subtotal — Non Core Markets		1,030	894		$1,351

Total		22,439	853		$1,894

(1)
This information is taken primarily from the most recent filing by Archstone Inc. with the SEC on November 19, 2012, which we have not independently verified, and it may contain inaccuracies and/or reflect calculation methodologies that differ from those we use to present information about our apartment communities. Regional totals represent weighted averages.

(2)
Represents the date that construction of the apartment community was completed, and does not consider any subsequent capital expenditures to redevelop the applicable apartment community or for other purposes.

(3)
Represents the weighted average monthly revenue per occupied home for the respective region for the three months ended September 30, 2012.

(4)
This apartment community is owned by a joint venture in which Archstone owns a 28.6% interest.

(5)
Interest in this apartment community is subject to a ground lease which expires in November 2060.

(6)
This apartment community has been leased by Archstone to a third party under a master lease that has been extended to July 2017.

(7)
This apartment community is managed by a third party.

(8)
This apartment community is owned by a joint venture in which Archstone owns a 26.1% interest.

(9)
Subsequent to September 30, 2012, Archstone acquired an indirect interest in Studio 4121, a 205 apartment home community located in Los Angeles, CA.

(10)
This apartment community includes the ownership of 218 boat slips in the adjoining marina.

(11)
Represents an apartment community that was under contract for disposition as of, or subsequent to, September 30, 2012.

(12)
Subsequent to September 30, 2012, Archstone sold Archstone Ventura Colony.

          The table below provides certain details with respect to properties under construction or planned for development in which we expect to acquire a direct or indirect interest in connection with the Archstone Portfolio Acquisition. In addition, Archstone controls certain other land parcels primarily through purchase options. Some of these option contracts may be assigned to us at closing in addition to the assets listed below.

Property	Location	Start Date	Expected Apartment Homes(1)
Under Construction and/or in Lease-up(2)
Archstone West Valley Expansion	San Jose, CA	Q3 2012	84
Archstone First+M Phase I	Washington, DC	Q3 2010	469
Parkland Gardens	Arlington, VA	Q2 2012	227
Memorial Heights Phase I	Houston, TX	Q3 2012	318
Archstone Berkeley on Addison	Berkeley, CA	Q3 2012	94
Archstone Toscano	Houston, TX	Q2 2011	474
Archstone Santa Clarita(3)	Santa Clarita, CA	Q1 2012	157
Land Held, In Planning and Owned(4)
Archstone First+M Phase II	Washington, DC	TBD	434
Oakwood Toluca Hills Land	Toluca Hills, CA	TBD	150
Huntington Beach(5)	Huntington Beach, CA	TBD	384

(1)
This information is taken from the most recent filing by Archstone Inc. with the SEC on November 19, 2012, which we have not independently verified, and it may contain inaccuracies and/or reflect calculation methodologies that differ from those we use to present information about our apartment communities.

(2)
Total expected investment for consolidated apartment communities under construction and/or in lease-up is $470.1 million with $161.2 million remaining to invest.

(3)
Development property is being constructed in an unconsolidated joint venture in which Archstone has a 21.6% interest.

(4)
Commencement of construction of projects in planning is subject to regulatory approval, acquisition of financing and/or suitable market conditions.

(5)
Land is owned by a consolidated joint venture in which Archstone has a 95.0% interest.

Adjustments to the Anticipated Archstone Portfolio Acquisition

          The properties that will be part of the overall transaction involving Archstone and the assets and liabilities to be held by certain joint ventures we expect to form with Equity Residential are subject to final adjustment at closing between us and Equity Residential pursuant to arrangements separate from the Purchase Agreement. These arrangements are designed to account for ongoing changes in the status of the assets and liabilities up until closing. For example, some of the properties and other assets may be sold and liabilities may be settled before closing. As a result, the final allocation between us and Equity Residential of the properties, other assets and liabilities in connection with the the overall transaction involving Archstone could change and impact the amount of consideration to be paid by us under the Purchase Agreement.

Assumed Indebtedness

          We will assume approximately $3.7 billion principal amount of consolidated indebtedness in connection with the Archstone Portfolio Acquisition. Of this amount, Fannie Mae and Freddie Mac (the Government Sponsored Enterprises or GSEs) are the lenders in connection with approximately (i) $2.8 billion of pooled debt, (ii) $463.4 million of tax-exempt bond financing for which the GSEs provide credit enhancement and liquidity and (iii) $104.4 million of other single asset loans (collectively, the GSE Indebtedness). We have entered into a commitment letter with each of Fannie Mae and Freddie Mac whereby they have provided us with their consents to the transaction contemplated by the Purchase Agreement and our and Equity Residential's assumption of the allocable portions of the loans made to Archstone. In connection with such consents, we have agreed to repay approximately $200.0 million of the GSE Indebtedness owed to Fannie Mae at the closing of the Archstone Portfolio Acquisition. In addition, with the net proceeds of this offering, we also intend to repay $753.0 million of GSE Indebtedness and other assumed indebtedness, bringing the total amount of assumed indebtedness that we expect to repay at the closing of the Archstone Portfolio Acquisition to $953.0 million. The following table sets forth the consolidated indebtedness we will assume as of September 30, 2012, and on a pro forma basis giving effect to the repayment of indebtedness as discussed above.

Community / Debt Facility	Stated Interest Rate	Principal Final Maturity Date	Balance Outstanding at 9/30/12(1)	Pro forma Balance Outstanding at 9/30/12(1)
			(in thousands)	(in thousands)
Tax-exempt bonds
Fixed Rate
Meadowbrook	4.61%	Nov-2036	$62,200	$62,200
Variable rate
Clinton (North)	SIFMA + 1.53%	Nov-2038	143,409	143,409
Clinton (South)	SIFMA + 1.53%	Nov-2038	118,532	118,532
Midtown West	SIFMA + 1.13%	May-2029	99,537	99,537
San Bruno	SIFMA + 1.35%	Dec-2037	61,875	61,875
Calabasas	SIFMA + 1.48%	Apr-2028	40,073	40,073

			463,426	463,426

Conventional loans
Fixed Rate
Fannie Mae Pool 6(2)	6.19%	Nov-2015	940,923	940,923
Fannie Mae Pool 2(2)	6.26%	Nov-2017	692,192	692,192
First and M	5.57%	May-2053	116,166	116,166
San Bruno II	5.37%	Apr-2021	31,700	31,700
Meadowbrook	4.70%	Nov-2036	22,493	22,493
Lexington	5.55%	Mar-2016	17,079	17,079

			1,820,553	1,820,553

Community / Debt Facility	Stated Interest Rate	Principal Final Maturity Date	Balance Outstanding at 9/30/12(1)	Pro forma Balance Outstanding at 9/30/12(1)
			(in thousands)	(in thousands)
Variable rate
Fannie Mae Pool 9(2)	LIBOR + 1.27%	Nov-2014	636,756	—
Freddie Mac Pool	LIBOR + 0.96%	Nov-2014	412,724	304,375
South San Francisco(3)	DMBS + 1.00%	Apr-2013	76,706	—
Calabasas	DMBS + 1.44%	Aug-2018	57,781	57,781
San Bruno III	LIBOR + 2.60%	May-2013	47,000	47,000
Wheaton Station(3)	DMBS + 1.00%	Apr-2013	44,539	—
La Mesa(3)	DMBS + 1.00%	Apr-2013	24,755	—
Oakwood Gaithersburg	FRMB + 3.79%	Jan-2017	14,876	—
Parkland Gardens	LIBOR + 2.25%	May-2017	12,935	—
Toscano	LIBOR + 6.00%	May-2016	31,938	—
Memorial Heights	LIBOR + 2.50%	May-2017	2,143	—

			1,362,153	409,156

			$3,708,332	$2,755,335

(1)
Balances are for consolidated debt assumed and do not include our share of the principal amount of debt held by unconsolidated joint ventures of approximately $238.3 million. Balances are also presented exclusive of amounts held in principal reserve funds that are held for the repayment of the respective borrowing. The pro forma balance outstanding reflects expected repayments of indebtedness as of the closing of the Archstone Portfolio Acquisition.

(2)
Borrowings are cross-defaulted.

(3)
Borrowings are cross-collateralized and cross-defaulted as part of a pooled financing with respect to the apartment communities.

Financial Highlights and Outlook

          Operating Results and Outlook.    Between January 1, 2012, and September 30, 2012, our portfolio of established communities achieved an increase in NOI of 8.1% compared to the same period of 2011. Throughout 2012, apartment fundamentals have remained strong, driven by a combination of a decline in the homeownership rate, modest employment growth and limited supply of new multifamily rental product. For the nine months ended September 30, 2012, our established apartment communities achieved an increase in rental revenue of 6.0% as compared to the prior year period, primarily from an increase of 5.8% in average rental rates and a 0.2% improvement in economic occupancy, as we have historically defined that term. On October 24, 2012 we updated our guidance for full year 2012 earnings per share — diluted, or EPS, to be in the range of $4.47 and $4.52, and Funds from Operations — diluted, or FFO, to be in the range of $5.45 to $5.50. FFO is a non-GAAP financial measure. For a description of how we define FFO and a reconciliation of FFO to net income, please see "Reconciliation of Non-GAAP Financial Measures" beginning on page F-18 of this prospectus supplement.

          On November 12, 2012, we issued a press release regarding the financial impact of Hurricane Sandy to us, in which we estimated the out-of-pocket costs to repair damages to be in the range of $5.0 to $7.0 million after considering insurance reimbursements. We now estimate that the aggregate out-of-pocket costs to repair damages associated with Hurricane Sandy will be in the range of $3.5 to $5.0 million, after considering insurance reimbursements. A portion of these out-of-pocket costs will be capitalized, such that we expect the impact of these costs on reported earnings to be between $1.0 and $1.5 million, with the majority of the costs expected to be incurred during the fourth quarter of 2012.

          Current Operating Environment.    We anticipate market fundamentals impacting our business to remain favorable for the remainder of 2012 and into 2013. Our expectations are based in part on our outlook for employment conditions, where we anticipate moderate but accelerated job and population growth, particularly in the age groups that have historically demonstrated a higher propensity to rent. Our assessment of our portfolio's potential performance for 2013 also considers the individual demand/supply characteristics of each submarket in which we operate. Over the past several years supply within the majority of our markets has been below long-term trend levels, although it is expected to increase closer to long-term levels over the next several years. We anticipate that the properties we expect to acquire as part of the Archstone Portfolio Acquisition will show operating trends in line with our established communities.

          Acquisition Capitalization Rate.    As part of our due diligence process, we analyzed the anticipated capitalization rate we expect to derive from the Archstone Portfolio Acquisition. We define capitalization rate as NOI as a percentage of the purchase price after making adjustments to historical NOI to reflect anticipated growth in rental rates, as well as reserves for capital expenditures, property management fees, and other market conventions to estimate future stabilized NOI. We believe that the weighted average capitalization rate for the combined Archstone portfolio, including properties to be acquired both by us and by Equity Residential, is in the high 4% range. Our definition of NOI and calculation of the capitalization rate may not be comparable with those of other REITs because of differences in accounting policies, forward adjustments to historical NOI, assumed property management fees, reserves and other items. We also caution you not to place undue reliance on our estimates of NOI to be generated by the apartment communities we expect to acquire as part of the Archstone Portfolio Acquisition, because such estimates are based principally on data made available to us in the acquisition diligence process, combined with our experience in operating our own comparable apartment communities. Actual results could differ materially from expectations, as discussed in "Risk Factors," "Forward-Looking Statements" and other sections of this prospectus supplement, as well as our Form 10-K for the year ended December 31, 2011, as updated by subsequent filings with the SEC.

          Pro Forma Impact of the Archstone Portfolio Acquisition.    The following table presents our EPS and FFO per share for the year ended December 31, 2011 and the nine months ended September 30, 2012, on a historical basis and pro forma for the Archstone Portfolio Acquisition:

	For the Year ended 12/31/11		For the Nine Months Ended 9/30/12
	Historical	Pro Forma	Historical	Pro forma
EPS	$4.87	$2.11	$3.13	$2.74
FFO per share	$4.57	$5.04	$4.05	$4.34

          The pro forma adjustments assume that the Archstone Portfolio Acquisition occurred on January 1, 2011, and reflect management's estimates of costs that would have been incurred during the respective periods for property management and additional general and administrative expenses for the Archstone Portfolio Acquisition. Assuming that the Archstone Portfolio Acquisition closed on January 1, 2011, and excluding one-time transaction costs, the transaction would have been approximately 7% accretive to our FFO per share for the nine months ended September 30, 2012. The actual impact of the Archstone Portfolio Acquisition in future periods will be affected by the timing of the transaction's closing, as well as the amount and timing of one-time transaction costs. We currently anticipate that we will incur $153.8 million in expensed transaction costs related to the

Archstone Portfolio Acquisition. We caution you not to place undue reliance on pro forma performance metrics because the contribution to EPS and FFO per share from the apartment communities we expect to acquire as part of the Archstone Portfolio Acquisition will depend on a number of factors that we cannot predict with certainty. Our actual experience operating the apartment communities we expect to acquire as part of the Archstone Portfolio Acquisition, following the closing of the transaction, including rental rates, economic occupancy, operating and capital expenditures and other items, may change our expectations with respect to the impact of the transaction on our EPS and FFO per share.

          Dividend Outlook.    Based on our estimates for our existing apartment communities and our expectations for apartment communities we anticipate acquiring as part of the Archstone Portfolio Acquisition, we expect to increase our common stock dividend for the first quarter of 2013 by a range of between 8% and 12% as compared to the dividend we previously declared and announced for the fourth quarter of 2012. This increase is supported by our current operating platform and recent operating trends, the expectation for continued favorable apartment fundamentals in 2013, and the contribution from apartment communities we expect to acquire as part of the Archstone Portfolio Acquisition. The payment of any dividend, however, is subject to the approval of our board of directors and there can be no assurance that economic conditions generally and/or their impact on our operating results and payout ratio will not lead us to change our expectation.

Purchase Agreement and Related Arrangements

          Pursuant to the Purchase Agreement, the acquisition is subject to customary closing conditions, including, among other things, the accuracy of the other parties' representations and warranties and compliance with covenants, subject in each case to significant materiality standards as well as the absence of a material adverse change with respect to the business, financial condition or results of operations of Archstone. There can be no assurance that any condition to the closing of the transaction will be satisfied or waived, if permitted, or that there will not be events, developments or changes that can cause the closing not to occur. Therefore, there can be no assurance with respect to the timing of the closing of the Archstone Portfolio Acquisition or whether the transaction will be completed on the currently contemplated terms, other terms or at all. There is no closing condition, relating to our or Equity Residential's ability to obtain the necessary financing or lender consents for the transaction. If we extend the closing beyond the 90th day following the execution of the Purchase Agreement, the purchase price will increase by an amount equal to $1.0 million per day thereafter. The amount of this increase would be paid 60% by Equity Residential and 40% by us, with each party's additional payment reduced by the amount of any accrued but unpaid dividends on the stock consideration payable by that party for the period prior to closing. The Purchase Agreement also provides that we, Equity Residential or Lehman may terminate the Purchase Agreement if the closing has not occurred by the 120th day following the execution of the Purchase Agreement, so long as the failure of the closing to occur on or before this date was not due to a breach by the terminating party of its respective obligations under the Purchase Agreement and, in the case of us and Equity Residential, we pay the termination fee discussed below if, at the time, all of the conditions to closing are satisfied.

          Under the terms of the Purchase Agreement, if Lehman terminates the Purchase Agreement in the event that (1) we or Equity Residential breach any covenant or agreement under the Purchase Agreement, where the effect of the breach causes the closing conditions to be incapable of being satisfied, and, if the breach is capable of being cured, the breach is not cured by us or Equity Residential within 20 business days after receipt of notice from Lehman, (2) any event occurs that makes it impossible to satisfy a condition precedent to Lehman's obligation to close the transaction and Lehman and Archstone are not then in breach of representations, warranties, covenants or other agreements thereunder that would result in the conditions precedent to our obligations and Equity

Residential's obligations not being satisfied, or (3) we or Equity Residential breach our obligation to close the acquisition at a time when all closing conditions have been satisfied or waived, then we and Equity Residential will be jointly and severally obligated to pay a termination fee of $650.0 million. If we or Equity Residential extend the closing beyond the 60th day following the execution of the Purchase Agreement and such events occur, the termination fee increases to $800.0 million. The termination fee will be Lehman's sole and exclusive remedy for a breach under the Purchase Agreement. Neither we nor Equity Residential can terminate the Purchase Agreement or fail to close when all the closing conditions have been satisfied without incurring the termination fee.

          Although we and Equity Residential are jointly and severally liable for liabilities assumed in the Archstone Portfolio Acquisition as well as the termination fee, if it is payable, we have separately agreed with Equity Residential that such liabilities, fees and expenses will generally be apportioned 40% to us and 60% to Equity Residential. Among the matters that we and Equity Residential have agreed to apportion 40% to us and 60% to Equity Residential are obligations that arise from the redemption of preferred equity obligations issued by two Archstone entities pursuant to the terms of those preferred equity obligations. Certain liabilities to be assumed pursuant to the Purchase Agreement are allocated solely to us or solely to Equity Residential, generally because the liability relates to one or more properties to be acquired by us or Equity Residential. If the termination of the Purchase Agreement is a result of a breach by either us or Equity Residential, then the breaching party shall be solely responsible for, and shall indemnify the non-breaching party against, the fees and expenses, including the termination fee, payable to Lehman resulting from a failure to consummate the acquisition, and any costs and expenses incurred by the non-breaching party in connection with enforcing its rights against the breaching party.

          Assets and liabilities of Archstone that are not acquired or assumed directly or indirectly wholly by either us or Equity Residential will be acquired through joint venture arrangements to be entered into by and between us and Equity Residential prior to or contemporaneously with the closing of the acquisition. One set of assets and liabilities to be acquired through joint venture arrangements consists of properties which we will jointly evaluate how best to manage after the closing, which may result (i) in the ultimate transfer to either us or Equity Residential when all necessary consents have been obtained and other transfer conditions satisfied, (ii) in continued joint ownership for a period, or (iii) in sale to a third party or parties. A second set of assets and liabilities to be acquired through joint venture arrangements consists of properties subject to contractual commitments to third parties to make certain payments in the event that taxable gain is recognized with respect to that property, which will be acquired in a transaction that should not recognize taxable gain. We then intend to contribute these properties, without the recognition of taxable gains, to limited partnerships or other entities controlled solely by either us or Equity Residential in exchange for passive interests in such limited partnership or other entities, which will eventually be the only assets of the joint venture. The properties designated for contribution to us are included in the operating properties table starting on page S-5 of this prospectus supplement.

Registration Rights Agreement and Shareholders Agreement

          In connection with the closing of the Archstone Portfolio Acquisition, we will enter into a registration rights agreement with Lehman, or the Registration Rights Agreement, pursuant to which we will be required to register under the Securities Act of 1933, as amended, or the Securities Act, the resale of the 14,889,706 shares of common stock we will issue to Archstone at the closing of the Archstone Portfolio Acquisition. Under the Registration Rights Agreement we will be obligated to file a resale shelf registration statement within 10 days following the closing pursuant to which, after the expiration of Lehman's lock-up described below on April 26, 2013, it will be able to sell, generally without restrictions, shares received in the transaction. We have the right to suspend sales under the shelf registration statement in limited circumstances for up to 90 days in any twelve-month period. We are obligated to maintain the effectiveness of the registration statement until the earlier of the fifth anniversary of the closing of the Archstone Portfolio Acquisition or when Lehman owns less than $250.0 million of the shares it originally received under the Purchase Agreement.

          The Registration Rights Agreement gives Lehman the right to conduct two underwritten offerings of our shares each year. We will be obligated to cooperate with, and assist in, those offerings and to enter into a 30-day lock-up with Lehman's underwriters. Following the first anniversary of the closing, we will have the right once in any twelve-month period to delay an underwritten offering requested by Lehman so that we may undertake our own underwritten offering. If we effect an underwritten offering of our shares, Lehman has agreed to enter into a 30-day lock-up with the underwriters so long as it owns over 5% of our outstanding shares.

          Further, pursuant to a shareholders agreement we will enter into between us and Lehman, or the Shareholders Agreement, Lehman has agreed to a 150-day lock-up, starting from the date of the Purchase Agreement, with respect to the shares of common stock acquired in connection with the Archstone Portfolio Acquisition. Under the Shareholders Agreement, so long as Lehman owns more than 5% of our common stock, Lehman has agreed it will not (i) acquire beneficial ownership of any additional shares of our common stock; (ii) participate in any voting or similar arrangement with a third party; (iii) enter into, propose or facilitate any change in control transaction (or other extraordinary transaction involving us); or (iv) otherwise act, alone or in concert with others, to seek to control, or influence, our board of directors or our management or policies.

          Additionally under the Shareholders Agreement, for one year starting from the date of the closing of the Archstone Portfolio Acquisition, Lehman will vote all of its shares of our common stock in accordance with the recommendation of our board of directors on any matter other than an extraordinary transaction. After the first year, and for so long as Lehman holds more than 5% of our common stock, Lehman will vote all of its shares of our common stock (i) in accordance with the recommendations of our board of directors with respect to any election of directors, compensation and equity plan matters, and any amendment to our charter to increase our authorized capital stock; (ii) on all matters proposed by other shareholders, either proportionately in accordance with the votes of the other shareholders or, at its election, in accordance with the recommendation of our board of directors; and (iii) on all other matters, in its sole and absolute discretion.

          Prior to the issuance of our shares of common stock to Archstone, we will waive the stock ownership limit in our charter, which generally prohibits a stockholder from holding more than 9.8% of the issued and outstanding shares of any class or series of our stock, and will instead permit Lehman to hold the 14,889,706 shares of our common stock received in the Archstone Portfolio Acquisition, plus the shares they owned as of the date of the waiver. We will grant this waiver based on our belief that such waiver will not jeopardize our ability to qualify as a REIT.

          The summaries of the Purchase Agreement, the Registration Rights Agreement and the Shareholders Agreement are qualified in their entirety by reference to the Purchase Agreement, the Registration Rights Agreement, and the Shareholders Agreement which have been filed as exhibits to our Current Report on Form 8-K filed with the SEC on November 26, 2012.

Bridge Loan Facility

          In connection with the Archstone Portfolio Acquisition, on November 26, 2012, we received a commitment letter from Goldman Sachs Lending Partners LLC for a senior unsecured bridge loan facility, or the Bridge Loan Facility, in an aggregate principal amount of up to $2.2 billion, less the sum of the net proceeds from an equity offering, an offering of certain debt securities and/or any other bank or similar term loan financing and the aggregate principal amount of debt that we assume in connection with the Archstone Portfolio Acquisition for which lender consents have been obtained.

          The Bridge Loan Facility would mature 364 days from the date of funding and any loans provided under the Bridge Loan Facility are to be used to fund the Archstone Portfolio Acquisition and related costs, fees and expenses, including the repayment of certain debt we assume in connection with the Archstone Portfolio Acquisition. The loans under the Bridge Loan Facility must be funded on or before the date the Archstone Portfolio Acquisition closes, and will only be funded, if requested by us, upon the satisfaction of certain customary conditions to funding for this type of facility, including a condition that we shall have used commercially reasonable efforts to raise capital through an equity offering. Because the conditions to the lender's obligations under the Bridge Loan Facility are substantially similar to the conditions to our obligations under the Purchase Agreement, other than closing conditions that are customary for lending transactions such as the Bridge Loan Facility, we do not believe that there would be circumstances under which we would be obligated to complete the Archstone Portfolio Acquisition without also being able to obtain the funds to be borrowed under the Bridge Loan Facility.

          Loans under the Bridge Loan Facility will bear interest at a rate per annum equal to either (i) the reserve adjusted LIBOR rate or (ii) the base rate, plus an applicable margin based on the credit ratings of our unsecured and unsubordinated long-term indebtedness. The Bridge Loan Facility will also require us to pay Goldman Sachs Lending Partners LLC certain customary fees.

          The above summary of the Bridge Loan Facility is based on the commitment letter we received from Goldman Sachs Lending Partners LLC, the terms of which are subject to the final documentation between us and Goldman Sachs Lending Partners LLC.

 THE OFFERING

Issuer	AvalonBay Communities, Inc.
Common stock offered by us	14,500,000 shares (or 16,675,000 shares if the underwriters exercise their over-allotment option in full).
Common stock to be outstanding after this offering	112,207,876 shares (or 114,382,876 shares if the underwriters exercise their over-allotment option in full).
NYSE symbol	AVB
Use of proceeds
We intend to use the net proceeds from this offering to repay a portion of the debt that we assume in connection with the Archstone Portfolio Acquisition, to fund the cash consideration due in connection with the Archstone Portfolio Acquisition, to fund the fees, costs and expenses related thereto, or if the Archstone Portfolio Acquisition does not occur, for general corporate purposes. See "Use of Proceeds."
Risk Factors
An investment in our common stock involves various risks, and prospective investors should carefully consider the matters discussed under the caption entitled "Risk Factors" beginning on page S-19 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to invest in our common stock.

          The number of shares of common stock to be outstanding after this offering is based upon 97,707,876 shares outstanding as of November 23, 2012.

          Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 2,175,000 shares of common stock that the underwriters have the option to purchase from us to cover over-allotments.

RISK FACTORS

          In addition to the other information contained in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below and in the prospectus under the heading "Risk Factors" and any additional information and risk factors described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including (i) our Annual Reports on Form 10-K, (ii) our Quarterly Reports on Form 10-Q and (iii) any other documents we file with the Securities and Exchange Commission after the date of this prospectus supplement that are deemed incorporated by reference in this prospectus supplement before making an investment decision. These risks are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business operations. These risks could adversely affect, among other things, our business, financial condition or results of operations, and could cause the trading price of our common stock to decline, resulting in the loss of all or part of your investment.

We may fail to consummate the Archstone Portfolio Acquisition or may not consummate it on the terms described herein.

          We expect to consummate the Archstone Portfolio Acquisition during the first quarter of 2013, assuming that all of the conditions in the Purchase Agreement are satisfied or waived, and intend to apply a portion of the net proceeds from this offering to fund a portion of the purchase price and related costs of the Archstone Portfolio Acquisition. The consummation of the Archstone Portfolio Acquisition, however, is subject to certain closing conditions, including conditions that must be met by Equity Residential and which are beyond our control, and there can be no assurance that such conditions will be satisfied on the anticipated schedule or at all. In addition, under circumstances specified in the Purchase Agreement, we or Lehman may terminate the Purchase Agreement. As a result, there can be no assurance that the Archstone Portfolio Acquisition will be consummated in its entirety in accordance with the anticipated timing or at all.

          This offering is not conditioned on the consummation of the Archstone Portfolio Acquisition. Therefore, upon the closing of this offering, you will become a holder of our common stock irrespective of whether the Archstone Portfolio Acquisition is consummated, delayed, restructured or terminated. If the Archstone Portfolio Acquisition is delayed or not completed, our common stock that you have purchased in this offering will not reflect any interest in the Archstone Portfolio Acquisition until the Archstone Portfolio Acquisition occurs. If the Archstone Portfolio Acquisition is restructured, it is uncertain as to whether this interest will be adversely affected. If this offering is consummated and the Archstone Portfolio Acquisition does not occur, your expected earnings per share of our common stock may be significantly reduced due to our inability to timely invest the net proceeds from this offering in real estate investments, and the price of our common stock may decline. In addition, if the Archstone Portfolio Acquisition does not occur we will not recover our costs and expenses incurred in connection with the transaction and we may be liable for all or a portion of the $800.0 million termination fee, if payable.

We and/or Equity Residential may fail to perform under the Purchase Agreement or may not perform on the terms prescribed.

          We don't believe that we could meet, or that Equity Residential could meet, the obligations, as buyer, set forth in the Purchase Agreement without the timely performance of the other. Thus, we and Equity Residential are dependent upon the performance of the other to meet the buyer's obligations under the Purchase Agreement. A default by either party under the Purchase Agreement could give rise to adverse consequences to the breaching party pursuant to certain arrangements between us and Equity Residential. Under our arrangements with Equity Residential, if the termination of the Purchase Agreement is solely a result of a breach by either us or Equity

Residential then the breaching party shall be solely responsible for, and shall indemnify the non-breaching party against, the fees and expenses, including the termination fee of up to $800.0 million, payable to Lehman resulting from a failure to consummate the acquisition, and any out-of-pocket expenses incurred by such non-breaching party in connection with enforcing its rights against the breaching party.

If we are unable to raise sufficient proceeds through this offering, we would need to utilize cash on hand and debt financings, including borrowings under our line of credit, in order to close the Archstone Portfolio Acquisition, the sufficiency of which cannot be assured, or seek alternative sources of financing to close the Archstone Portfolio Acquisition, and we cannot assure you that such alternative sources of financing will be available on favorable terms or at all.

          If we are unable to raise sufficient proceeds from this offering, we would need to utilize cash on hand, and debt financings, including borrowings under our unsecured credit facility and/or the Bridge Loan Facility, or seek alternative sources of financing, to close the Archstone Portfolio Acquisition, the sufficiency of which cannot be assured. There can also be no assurance that such alternative sources of financing will be available on favorable terms or at all. Our obligations under the Purchase Agreement are not conditioned upon the consummation of any or all of the financing transactions and if we fail to close due to inadequate funding, we will be responsible for a substantial termination fee as described above.

If we cannot assume the Archstone indebtedness that we expect to assume, we will be adversely affected and may be unable to close the Archstone Portfolio Acquisition.

          We expect to assume approximately $2.7 billion principal amount of Archstone's consolidated debt to Fannie Mae. We have received a letter from Fannie Mae consenting to the contemplated transaction and our assumption of this indebtedness, but if Fannie Mae does not fulfill its commitment to us it is unlikely that we will have the resources to repay such debt and we will likely default on our obligations under the Purchase Agreement, causing us to incur the termination fee.

          We also expect to assume indebtedness from other lenders. We expect to approach and obtain the consent of most of these other lenders prior to closing. However, to the extent we cannot obtain the consent of the other lenders with respect to a significant amount of Archstone's indebtedness to them, we would be required to repay such indebtedness in order to close. This could cause us to incur significant repayment fees and use financial resources that we do not expect to use to repay such indebtedness, including through borrowings under our Bridge Loan Facility, and this could adversely impact the benefits we expect from the transaction.

We intend to assume indebtedness in connection with the Archstone Portfolio Acquisition, which may have an adverse effect on our financial condition and results of operations, and our ability to make distributions to our stockholders.

          We intend to assume $3.7 billion principal amount of consolidated indebtness in connection with the Archstone Portfolio Acquisition, which will increase our leverage and the ratio of our net debt to our earnings before interest, tax, depreciation and amortization.

          This offering of common stock forms a part of a larger financing plan in connection with the Archstone Portfolio Acquisition designed to allow us to repay or refinance over time a portion of assumed indebtedness. See "Prospectus Supplement Summary — The Archstone Portfolio Acquisition." However, there can be no assurance that we will be able to reduce or refinance, over time, to the extent we anticipate, the indebtedness we are assuming. Therefore, the increase in indebtedness we will incur at closing of the Archstone Portfolio Acquisition could have adverse consequences on our business, such as:

  •
  requiring us to use a substantial portion of our cash flow from operations to service our indebtedness, which would reduce the available cash flow to fund working capital, capital expenditures, development projects and other general corporate purposes such as dividends;

  •
  limiting our ability to obtain additional financing to fund our working capital needs, acquisitions, capital expenditures or other debt service requirements or for other purposes;

  •
  limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;

  •
  restricting us from making strategic acquisitions, developing properties or exploiting business opportunities;

  •
  restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our and our subsidiaries' existing and future indebtedness;

  •
  exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries' debt instruments that could have an adverse effect on our business, financial condition and operating results;

  •
  increasing our vulnerability to a downturn in general economic conditions; and

  •
  limiting our ability to react to changing market conditions in our industry.

          In addition to our debt service obligations, our operations may require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

We will incur substantial expenses and payments even if the Archstone Portfolio Acquisition is not completed.

          We have incurred substantial legal, accounting, financial advisory and/or other costs and our management has devoted considerable time and effort in connection with the Archstone Portfolio Acquisition. If the Archstone Portfolio Acquisition is not completed, we will bear certain fees and expenses associated with the Archstone Portfolio Acquisition without realizing the benefits of the Archstone Portfolio Acquisition. The fees and expenses may be significant and could have an adverse impact on our operating results. For instance, if Lehman terminates the Purchase Agreement due to a breach by us or a failure by us to satisfy a condition precedent to Lehman's obligation to close the Archstone Portfolio Acquisition, we would be obligated to pay to Lehman a termination fee of up to $800.0 million.

The intended benefits of the Archstone Portfolio Acquisition may not be realized, which could have a negative impact on the market price of our common stock after the Archstone Portfolio Acquisition.

          The Archstone Portfolio Acquisition poses risks for our ongoing operations, including that:

  •
  our senior management's attention may be diverted from the management of daily operations to the integration of the Archstone Portfolio Acquisition, including management of assets located outside of our core markets pending liquidation;

  •
  we may bear costs and expenses associated with any undisclosed or potential liabilities;

  •
  the Archstone Portfolio Acquisition may not perform as well as we anticipate; and

  •
  unforeseen difficulties may arise in integrating the Archstone Portfolio Acquisition into our portfolio.

          Also, we expect to acquire assets and assume liabilities in connection with the Archstone Portfolio Acquisition on an "as is" basis with only limited representations from Lehman surviving after the closing of the Archstone Portfolio Acquisition, which limits our recourse against the seller for breaches of representations after closing, which in turn may expose us to unexpected material losses or expenses after the closing.

          In addition, our diligence investigations with respect to the assets comprising the Archstone Portfolio Acquisition, has been more limited than would be the case if we were acquiring individual apartment communities or land parcels, which may also expose us to unexpected material losses or expenses after the closing.

          As a result of the foregoing, we cannot assure you that the Archstone Portfolio Acquisition will be accretive to us in the near term or at all. Furthermore, if we fail to realize the intended benefits of the Archstone Portfolio Acquisition, the market price of our common stock could decline to the extent that the market price reflects those benefits.

Our business and the market price of our common stock may be adversely affected if the Archstone Portfolio Acquisition is not completed.

          The Archstone Portfolio Acquisition is subject to customary closing conditions. If the Archstone Portfolio Acquisition is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our common stock, including:

  •
  our management's attention may be diverted from our day-to-day business and our employees and our relationships with customers may be disrupted as a result of efforts relating to attempting to consummate the Archstone Portfolio Acquisition;

  •
  the market price of our common stock may decline to the extent that the current market price reflects a market assumption that the Archstone Portfolio Acquisition will be completed;

  •
  we must pay certain costs related to the Archstone Portfolio Acquisition, such as legal and accounting fees and expenses, regardless of whether the Archstone Portfolio Acquisition is consummated; and

  •
  we would not realize the benefits we expect to realize from consummating the Archstone Portfolio Acquisition.

The governance provisions of our joint ventures with Equity Residential could adversely affect our flexibility in dealing with such joint venture assets and liabilities.

          In connection with the Archstone Portfolio Acquisition, we will create joint ventures with Equity Residential to manage certain of the acquired assets and liabilities. These structures involve participation in the investment by Equity Residential whose interests and rights may not be the same as ours. Joint ownership of an investment in real estate involves risks not associated with direct ownership of real estate, including the risk that Equity Residential may at any time have economic or other business interests or goals which become inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint ventures or the timing of the termination and liquidation of the joint ventures. Under the expected form for the joint venture arrangements, neither we nor Equity Residential expect to have the power to control the ventures, and an impasse could occur, which would adversely affect the applicable joint venture and decrease potential returns to us and our investors.

We expect to assume substantially all liabilities related to the Archstone Portfolio Acquisition, and may be responsible for liabilities that were not known when we entered into the Purchase Agreement

          Under the Purchase Agreement, we and Equity Residential will assume substantially all liabilities related to the Archstone portfolio, whether or not they were known by us and Equity Residential at the time we entered into the Purchase Agreement, and we have agreed to indemnify Lehman with respect to these liabilities. Under the Purchase Agreement, we would be solely liable for these obligations if Equity Residential were to default on its obligation to share these indemnification obligations with us. As a result, we could become liable for liabilities that are not currently known to us, and the amount of these liabilities could have an effect on our business, financial condition and results of operations.

We intend to liquidate certain assets acquired in connection with the Archstone Portfolio Acquisition at, or shortly after, the expected closing of the Archstone Portfolio Acquisition, but we may be unable to achieve the expected proceeds of these acquisitions or may be unable to liquidate these assets at all.

          We intend to liquidate certain assets acquired in connection with the Archstone Portfolio Acquisition, including assets held in our joint ventures with Equity Residential, after the Archstone Portfolio Acquisition, but we cannot predict whether we will be able to sell any of the properties on favorable terms and conditions, if at all, or the length of time needed to sell any of the assets. We may be unable to sell some of the properties, which may adversely affect our liquidity, or we may have to sell properties at depressed prices, which could adversely affect our results of operations and financial condition.

Our historical and pro forma condensed consolidated financial information may not be representative of our results as a combined company.

          The pro forma condensed consolidated financial information included in this prospectus supplement are constructed from the separate financial statements of us and the portfolio we will acquire in connection with the Archstone Portfolio Acquisition and may not represent the financial information that would result from operations of the combined portfolio of apartment communities. In addition, the pro forma condensed consolidated financial information incorporated by reference in this prospectus supplement is based in part on certain assumptions that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma condensed consolidated financial information included herein may not reflect what our results of operations and financial condition would have been had our business included the properties we expect to acquire in connection with the Archstone

Portfolio Acquisition during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating the properties we expect to acquire in the Archstone Portfolio Acquisition makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by companies that have completed significant acquisitions.

Our qualification as a REIT will depend in part on the nature of the assets and rights to income we acquire as part of the Archstone Portfolio Acquisition and joint ventures with Equity Residential.

          Although we intend to structure our ownership and operations of the Archstone Portfolio Acquisition and our joint ventures with Equity Residential in a way that would allow us to continue to qualify as a REIT for federal income tax purposes, no assurances can be given that we will be successful.

          As a result of the Archstone Portfolio Acquisition and our ownership interests in the joint ventures with Equity Residential, we expect to acquire interests in certain assets and earn certain items of income that are not, or may not be, qualifying assets or income for purposes of the REIT asset and income tests. Although we do not expect that the amounts of such non-qualifying assets and income will jeopardize our REIT status, our review of the Archstone Portfolio Acquisition is on-going, and we may discover additional non-qualifying assets or income. We may not have the immediate right to change the terms of pre-existing arrangements that generate non-qualifying items or may have to incur significant penalties to terminate such arrangements. To maintain our REIT qualification we may be required to hold significant assets acquired in connection with the Archstone Portfolio Acquisition and some or all of our interests in the joint ventures with Equity Residential through our taxable REIT subsidiaries, or TRSs. We also may hold certain Archstone Portfolio Acquisition assets through our TRSs to avoid the risk of incurring the 100% prohibited transaction tax on any such assets that we sell at a gain. Our domestic TRSs are subject to U.S. tax as regular corporations. Among the assets included in the Archstone Portfolio Acquisition are subsidiaries intended to qualify as REITs. To the extent we hold such subsidiaries outside of our TRSs, our REIT qualification could depend in part on such subsidiaries' compliance with the REIT requirements before our purchase.

          The assets of one of our joint ventures with Equity Residential are expected to include interests in a partnership controlled by Equity Residential. As a result of our ownership interest in that joint venture, for purposes of our compliance with the REIT requirements, we will be treated as owning our proportionate share of the assets of that partnership. Although we expect Equity Residential to operate that partnership in compliance with the REIT requirements, because we do not control this joint venture we cannot assure you that it will be operated in compliance with the REIT requirements, and failure to do so could potentially jeopardize our REIT status.

Future sales or issuances of our common stock may cause the market price of our common stock to decline.

          In connection with the Archstone Portfolio Acquisition, we will issue shares of our common stock under the Purchase Agreement, and we will be required to register the resale of such shares of common stock under the Securities Act. The sale of substantial amounts of our common stock, whether directly by us or in the secondary market, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock could adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities.

The Archstone Portfolio Acquisition will significantly increase the size of our real estate portfolio and related personnel and operating and financial needs, and we may not be successful in integrating the Archstone Portfolio Acquisition into our business.

          The Archstone Portfolio Acquisition involves a variety of risks, including potential difficulties in integrating the portfolio, diversions of our management resources, differing levels of management and internal control effectiveness at the acquired entities and other unanticipated problems and liabilities. Any of these risks could adversely affect our financial results and reduce or delay our ability to obtain the expected benefits of the Archstone Portfolio Acquisition.

          In addition, the increased need for financial resources that will result from the Archstone Portfolio Acquisition, as well as the diversion of our management resources, may affect our existing development, redevelopment and acquisition portfolios and development rights pipeline. As a result, there may be unexpected delays in the timing of our activities relating to our existing real estate portfolios and development rights pipeline, and we may encounter unexpected costs or we may not succeed in obtaining the expected benefits of our currently expected real estate development, redevelopment and acquisition activities. These issues could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

The trading price of our common stock has been and may continue to be subject to wide fluctuations.

          The sale price of our common stock on the New York Stock Exchange has fluctuated in recent quarters. Our stock price may fluctuate in response to a number of events and factors, such as those described elsewhere in this "Risk Factors" section and those events described or incorporated by reference in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the accompanying prospectus, including the information incorporated by reference, contain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "plan," "project," "may," "shall," "will," "outlook" and other similar expressions that predict or indicate future events and trends and which do not relate to historical matters. We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors, which are described under the headings "Risk Factors" and "Forward-Looking Statements" in the accompanying prospectus and in the documents incorporated by reference, may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements.

          In addition, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement. We do not undertake to update these forward-looking statements, and therefore they may not represent our estimates and assumptions after the date of this prospectus supplement.

USE OF PROCEEDS

          We expect to receive net proceeds from this offering, after deducting our estimated expenses, of approximately $                          , or approximately $                          if the underwriters' over-allotment option is exercised in full.

          We intend to use the net proceeds from this offering to repay a portion of the debt that we assume in connection with the Archstone Portfolio Acquisition, to fund the cash consideration due in connection with the Archstone Portfolio Acquisition, to fund the fees, costs and expenses related thereto, or if the Archstone Portfolio Acquisition does not occur, for general corporate purposes. Pending such use we will invest the net proceeds from this offering in readily marketable interest bearing securities consistent with our intention to qualify as a REIT; accordingly, we will hold more cash and cash equivalents than has historically been the case until such time as these funds are used in the funding of the Archstone Portfolio Acquisition or for other general corporate purposes.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2012:

  •
  on an actual basis;

  •
  on an as adjusted basis giving effect to the sale of $1.8 billion of our common stock in this offering after deducting the underwriting discounts and commissions and our estimated offering expenses and assuming no exercise of the underwriters' option to purchase additional shares; and

  •
  on a pro forma basis giving effect to:

  1.
  the offering and sale of our common stock in this offering after deducting the underwriting discounts and commissions and our estimated offering expenses and assuming no exercise of the underwriters' option to purchase additional shares;

  2.
  the issuance by us of 14,889,706 shares of our common stock to Archstone;

  3.
  the assumption of approximately $2.8 billion principal amount of consolidated indebtness after expected repayment of certain assumed indebtedness in connection with the Archstone Portfolio Acquisition; and

  4.
  the application of the net proceeds from this offering to fund the Archstone Portfolio Acquisition, the fees, costs and expenses related thereto, and to repay a portion of the debt that we assume in connection with the Archstone Portfolio Acquisition as described in "Use of Proceeds."

          In the table below, we have assumed that we will fund our portion of the Archstone Portfolio Acquisition using the net proceeds from this offering. We actively monitor the capital markets, and may seek additional opportunities to further optimize our capital structure, including to finance the cost of the Archstone Portfolio Acquisition after applying the net proceeds from this offering that will be used to finance the Archstone Portfolio Acquisition. Our actual sources of financing may differ depending on a variety of factors, including market conditions. Accordingly, the actual amounts may differ materially from those shown below in the "As adjusted" and "Pro forma" columns.

	As of September 30, 2012
	Actual	As adjusted	Pro forma
	(unaudited, amounts in thousands)
Cash and cash equivalents	$664,133	$2,472,048	$664,133

Debt:
Unsecured notes, net	$1,899,208	$1,899,208	$1,899,208
Variable rate unsecured credit facility	—	—	—
Mortgage loans	1,908,872	1,908,872	4,858,189

Total consolidated debt	3,808,080	3,808,080	6,757,397

Redeemable noncontrolling interests	7,203	7,203	7,203

Total stockholders' equity	4,717,316	6,525,231	8,285,336
Noncontrolling Interests	3,559	3,559	3,559

Total equity	4,720,875	6,528,790	8,288,895

Total capitalization	$8,536,158	$10,344,073	$15,053,495

          You should read the above table in conjunction with the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements" included herein and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended, and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, our consolidated financial statements, related notes and other financial information that we have incorporated by reference into this prospectus supplement and the accompanying prospectus and the consolidated financial statements and related notes of the Archstone Portfolio, which are included in this prospectus supplement beginning on page F-1.

UNDERWRITING; CONFLICTS OF INTEREST

          We are offering the shares of common stock described in this prospectus supplement through the underwriters, for which Goldman, Sachs & Co is acting as representative. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, the underwriters severally have agreed to purchase, and we have agreed to sell to them, the number of shares of common stock listed opposite their names below.

Name	Number of Shares
Goldman, Sachs & Co.

Total	14,500,000

          The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any such shares. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

          The underwriters initially propose to offer the shares for sale at the offering price set forth on the cover page of this prospectus supplement.

          We have granted to the underwriters an option to purchase up to an aggregate of 2,175,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

          The estimated offering expenses payable by us are approximately $500,000.

          We have agreed that, without the prior written consent of Goldman, Sachs & Co, on behalf of the underwriters, we will not, during the period beginning on the date of this prospectus supplement and ending 60 days thereafter:

  •
  offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale to the underwriters of the shares of common stock offered by this prospectus supplement;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion or redemption of a security (including, without limitation, downREIT units of limited partnership);

  •
  the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants in the ordinary course pursuant to any current or future employee or director stock option, incentive or benefit plan, employee stock purchase, long-term incentive plan, deferred compensation plan or ownership plan or dividend investment plan; or

  •
  the issuance of shares under our dividend reinvestment and stock purchase plan;

  •
  the issuance of shares of common stock in connection with acquisitions, provided that such acquisitions do not in the aggregate exceed 10% of our fully diluted common stock as of the date of this prospectus supplement, and provided further that the recipient agrees to the above restrictions on transfer of acquisition shares for the remainder of the 60 day period referred to above.

          Our directors and executive officers have agreed that they will not, without, in each case, the prior written consent of Goldman, Sachs & Co, on behalf of the underwriters, during the period beginning on the date of this prospectus supplement and ending 60 days thereafter:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any transaction described above is to be settled by delivery of our shares or other securities, in cash or otherwise.

          The restrictions described in the above paragraphs relating to certain of our directors and executive officers do not apply to:

  •
  the exercise for cash of any stock option, provided that all shares issued upon exercise are subject to the lock-up agreement;

  •
  sales pursuant to plans complying with the safe harbor provided by Rule 10b5-1 promulgated under the Exchange Act that were entered into prior to the date of this prospectus supplement;

  •
  acquisitions of shares of our common stock or other securities in the open market after the completion of this public offering;

  •
  a foreclosure by a bona fide lender upon shares which on the date hereof are pledged to secure a loan, provided that such directors or executive officers used reasonable efforts to prevent such foreclosure; or

  •
  any transfer of our common stock as a bona fide gift or gifts, provided that, in the case of a gift of greater than 7,500 shares of our common stock or a gift to a donee that is not a tax exempt charitable organization or foundation, the donee or donees thereof agree to be bound in writing to the above restrictions for the remainder of the 60 day period referred to above.

          In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

          The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay any underwriting discount received by them.

          These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

          Our common stock is quoted on the New York Stock Exchange under the symbol "AVB."

          We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

          This prospectus supplement or accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. Other than the prospectus supplement or accompanying prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus supplement or accompanying prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

          In the ordinary course of business, the underwriters and/or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with us and our affiliates for which they have received, and will in the future receive, customary compensation.

Goldman Sachs Lending Partners LLC, an affiliate of Goldman Sachs & Co., Inc., one of the underwriters, is making available to us a senior unsecured bridge facility in an amount up to $2.2 billion for use in connection with the Archstone Portfolio Acquisition. Certain of Goldman Sachs & Co., Inc.'s various asset management affiliates hold approximately $273.0 million of our common stock. In addition, the underwriters and their affiliates have provided, and may in the future provide, construction loans, letter of credit facilities and other credit-related arrangements to the Company.

          The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a "Relevant Member State"), an offer of shares to the public may not be made in that Relevant Member State, except that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of shares to the public may only be made in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior written consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

          For the purposes of this provision, the expression "an offer of shares to the public" in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Relevant Member State), and includes any relevant implementing measure in each Relevant Member State: and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

          Each purchaser of the shares described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed to and with us and each underwriter that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

          We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

          The applicable provisions of the United Kingdom's Financial Services and Markets Act 2000 (the "FSMA") must be complied with in respect of anything done in relation to the shares in, from or otherwise involving the United Kingdom.

          Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of the shares, has only been and will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

          Without limitation to the other restrictions referred to herein, this prospectus supplement and any documents and/or materials relating to the shares are directed only at and distributed only to persons located or resident outside the United Kingdom or, if located or resident in the United Kingdom, to (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) high net worth companies, unincorporated associations and other persons falling within Article 49(2) (a) to (d) of the Order or (iii) any other persons to whom this prospectus supplement and such other documents or materials may otherwise lawfully be communicated in accordance with the Order. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (i) to (iii) above) should not rely or act upon this communication.

Notice to Prospective Investors in Hong Kong

          The shares may not be offered or sold to persons in Hong Kong by means of any document other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iv) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Future', Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

          The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "Financial Instruments and Exchange Law"). The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) otherwise in compliance with the Financial Instruments and Exchange Law and any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

          Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer under Section 275(1A) of the SFA (an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets), and in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in The Netherlands

          The offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Notice to Prospective Investors in Switzerland

          We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and accordingly the shares being offered pursuant to this prospectus supplement have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement, the accompanying prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

          This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

          Goodwin Procter LLP, Boston, Massachusetts, will pass upon certain matters relating to this offering for us. Certain legal matters will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

          The combined statement of revenue and certain expenses of the Archstone Portfolio, appearing in our Current Report on Form 8-K filed with the SEC on November 26, 2012, has been included in this prospectus supplement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing. KPMG LLP's report on the combined statement of revenue and certain expenses of the Archstone Portfolio contains a paragraph that states that the combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the SEC, as described in Note 1 to the combined statement of revenue and certain expenses, and it is not intended to be complete presentation of the Archstone Portfolio's revenue and expenses.

WHERE YOU CAN FIND MORE INFORMATION AND DOCUMENTS
INCORPORATED BY REFERENCE

          We are subject to the information requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. In addition, you may read our SEC filings at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

          We have a website located at http://www.avalonbay.com. The information on our website is not a part of this prospectus supplement.

          The information incorporated by reference herein is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we have filed or later file with the SEC prior to the termination of this offering, modifies or replaces this information. We are incorporating by reference the documents listed below, which were previously filed with the SEC:

  •
  Annual Report on Form 10-K for the year ended December 31, 2011 filed on February 27, 2012;

  •
  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, filed on May 4, 2012, June 30, 2012, filed on August 3, 2012, and September 30, 2012, filed on November 2, 2012;

  •
  Current Reports on Form 8-K filed on February 28, 2012, May 24, 2012, August 3, 2012, September 13, 2012, September 20, 2012 and November 26, 2012;

  •
  Definitive Proxy Statement filed on March 29, 2012;

  •
  the description of the AvalonBay Communities, Inc. common stock in AvalonBay Communities, Inc.'s Registration Statement on Form 8-B filed on June 8, 1995; and

  •
  all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering, except as to any portion of any future report or document that is not deemed filed under such provisions.

          Upon request, we will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered a copy of the documents incorporated by reference in this prospectus supplement. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus supplement, by writing or telephoning us at the following:

AvalonBay Communities, Inc.
671 N. Glebe Road, Suite 800
Arlington, VA 22203
Attention: Investor Relations
(703) 329-6300

INDEX TO FINANCIAL STATEMENTS

ARCHSTONE PORTFOLIO
Independent Auditors' Report	F-2
Combined Statements of Revenue and Certain Expenses for the Nine Months Ended September 30, 2012 (unaudited) and for the Year Ended December 31, 2011	F-3
Notes to Combined Statements of Revenue and Certain Expenses	F-4
ARCHSTONE PORTFOLIO
Unaudited Pro Forma Condensed Consolidated Financial Statements	F-7
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2012	F-9
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2012 and for the Year Ended December 31, 2011	F-10
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-12
Reconciliation to Non-GAAP Financial Measures	F-18

INDEPENDENT AUDITORS' REPORT

The Partners
Archstone Enterprise LP:

          We have audited the accompanying combined statement of revenue and certain expenses of the Archstone Portfolio (the "Properties") for the year ended December 31, 2011. This combined financial statement is the responsibility of the management of Archstone Enterprise LP. Our responsibility is to express an opinion on the combined financial statement based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          The accompanying combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for the inclusion in Form 8-K of AvalonBay Communities, Inc., as described in Note 1 to the combined financial statement. It is not intended to be a complete presentation of the Properties' revenue and expenses.

          In our opinion, the combined statement of revenue and certain expenses referred to above presents fairly, in all material respects, the combined revenue and certain expenses, as described in Note 1, of the Properties for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Denver, Colorado
November 26, 2012

ARCHSTONE PORTFOLIO

Combined Statements of Revenue and Certain Expenses

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
	(unaudited)
Revenue
Rental revenue	$282,051,298	$331,043,138
Other revenue	64,729,294	78,499,077

Total revenue	346,780,592	409,542,215
Certain expenses
Operating	39,748,154	46,181,145
Utilities	15,796,861	19,911,736
Maintenance	5,087,823	6,363,345
Real estate taxes and insurance	48,132,141	50,348,082
Ground lease	1,413,844	1,740,947
Management fees	9,233,591	10,523,146

Total certain expenses	119,412,414	135,068,401

Revenue in excess of certain expenses	$227,368,178	$274,473,814

See accompanying notes.

ARCHSTONE PORTFOLIO

Combined Statements of Revenue and Certain Expenses

1. Basis of Presentation

          The accompanying combined statements of revenue and certain expenses (the "Statements") include the operations of a portfolio of 68 properties throughout the United States (the "Properties"), collectively containing 22,167 apartment homes, which have been combined for purposes of the Statements as each of the Properties are expected to be acquired from the same seller. On November 26, 2012, an announcement was made describing the signing of a purchase and sale agreement and the expected sale of the Properties to AvalonBay Communities, Inc., ("AVB"), a Maryland corporation. The specific properties and terms of the sale are outlined in the Asset Purchase Agreement made as of November 26, 2012.

          The Statements have been prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"). The Statements include the combined historical revenue and certain expenses of the Properties, exclusive of items which may not be comparable to the proposed future operations of the Properties. Material amounts that would not be directly attributable to future operating results of the Properties are excluded, and the Statements are not intended to be a complete presentation of the Properties' revenue and expenses. Items excluded consist of depreciation and amortization, interest expense and income taxes.

          The unaudited interim Statement for the nine months ended September 30, 2012 was prepared on the same basis as the Statement for the year ended December 31, 2011 and reflects all adjustments (consisting of only normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the combined revenue and certain expenses for the period presented. The combined revenue and certain expenses for the nine months ended September 30, 2012 are not necessarily indicative of the expected results for the entire fiscal year ending December 31, 2012.

          The Statements also include 100% of the revenue and certain expenses of properties in which the seller has a direct or indirect ownership interest of less than 100%.

2. Summary of Significant Accounting Policies

Basis of Accounting

          The Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Estimates

          The preparation of the Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of combined revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

          The Properties generally lease apartment units under operating leases with terms of one year or less. Rental income related to apartment leases is recognized on a straight-line basis, which is not materially different than if it were recorded when due from residents and recognized monthly as it was earned.

ARCHSTONE PORTFOLIO

Combined Statements of Revenue and Certain Expenses (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Utility reimbursements from residents are recorded on a gross basis and included in other revenue in the accompanying Statements.

          Certain properties are subject to residential master leases ("Master Leases") entered into with a third-party operator in 2005 and have seven-year terms, expiring July 2012, subject to the counterparty's right to terminate individual leases under certain circumstances. Upon termination of each lease certain lease transition provisions will apply. In July 2012, the Properties entered into agreements with the third party operator to extend four of the master leases for an additional five years to July 31, 2017. Each of the master leases is cancellable by either party after two years; provided that the Properties also have the right to sell the communities subject to the master lease at any time, without penalty, which will cause the master lease to terminate 90 days after the sale. In 2012 (unaudited), an affiliate of the Properties assumed management of four of the communities for which master leases were not extended. After giving effect to the new lease terms and considering only the four extended leases, the estimated aggregate annual contractual base rent due under the remaining leases is $6.4 million (unaudited) for the period from October 1, 2012 to December 31, 2012, $25.7 million (unaudited) for each of 2013-2016, and $15.0 million (unaudited) for 2017. The base rent is subject to annual adjustments on January 1 of each year generally equal to the percentage change in the average same store net operating income ("NOI") for certain other specified properties managed by an affiliate of the Properties. Rental income related to these leases is recognized in the period earned over the lease term in accordance with FASB ASC 840, Leases.

Repairs and Maintenance

          Repairs and maintenance costs are expensed as incurred, while significant improvements, renovations and replacements are capitalized.

Advertising Costs

          All advertising costs are expensed as incurred and included as operating expenses in the accompanying Statements. For the nine-month period ending September 30, 2012 (unaudited) and the year ended December 31, 2011, advertising expenses were approximately $2,338,000 and $2,754,000, respectively.

3. Related Party Transactions

          An affiliate of the Properties performed the property management function and charged the Properties total management fees in the amounts of approximately $584,000 and $22,000 for the nine-month period ending September 30, 2012 (unaudited) and the year ended December 31, 2011, respectively, which are included in management fees in the accompanying Statements.

          An affiliate of the Properties incurred costs to manage the Properties and allocated a proportionate share of the costs to the Properties based on a percentage of revenue in the amounts of $8,649,237 and $10,501,057 for the nine-month period ending September 30, 2012 (unaudited) and the year ended December 31, 2011, respectively, and such amounts are included in management fees in the accompanying Statements.

          An affiliate of the Properties allocated insurance expense under a master policy to the Properties and various affiliated properties. Insurance expense was $7,666,047 and $10,175,535 for

ARCHSTONE PORTFOLIO

Combined Statements of Revenue and Certain Expenses (Continued)

3. Related Party Transactions (Continued)

the nine months ended September 30, 2012 (unaudited) and the year ended December 31, 2011, respectively, and such amounts are included in real estate taxes and insurance in the accompanying Statements.

4. Ground Leases

          Two of the Properties are subject to a non-cancelable ground lease in effect as of December 31, 2011. The effective minimum annual payments, excluding contingent rent based on a percentage of gross income, are as follows:

Year	Amount
2012	$42,000
2013	42,000
2014	42,000
2015	42,000
2016	42,000
Thereafter	1,844,500

Total	$2,054,500

AVALONBAY COMMUNITIES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of and For the Nine Months Ended September 30, 2012 and
For the Year Ended December 31, 2011

          On November 26, 2012, AvalonBay Communities, Inc. (the "Company") entered into an asset purchase agreement (the "Purchase Agreement") with (i) Equity Residential and its operating partnership, ERP Operating Partnership LP (collectively "EQR"), (ii) Lehman Brothers Holdings Inc. and certain of its affiliates ("Lehman") and (iii) Archstone Enterprise LP ("Archstone") pursuant to which the Company and EQR will acquire, directly or indirectly, all of the assets and entities owned by, and certain liabilities of, Archstone (the "Acquisition"). Pursuant to the Purchase Agreement and a separate agreement between the Company and EQR, the Company's portion of consideration for the Acquisition is as follows: (i) 14,889,706 shares of the Company's common stock, (ii) $669.0 million in cash from the Company, (iii) assumption of indebtedness with a principal amount of $3.7 billion and a fair value of approximately $3.9 billion, (iv) an obligation to pay, when presented for redemption, approximately $132.2 million in respect of the liquidation value and accrued dividends on outstanding Archstone preferred units and (v) 40% of certain other Archstone liabilities. Through the Acquisition, the Company expects to acquire a full or partial ownership interest in a portfolio of properties (the "Archstone Portfolio"), consisting of 68 operating apartment communities, containing 22,167 apartment homes, seven development properties and three land holdings. The remaining assets and liabilities of Archstone that are not acquired or assumed directly or indirectly by either the Company or EQR will be acquired through one or more joint ventures to be formed between the Company and EQR. In addition, the Company anticipates incurring approximately $241.8 million in transaction costs and costs associated with funding the Acquisition.

          The Acquisition, including transaction and funding related costs, is expected to be funded through:

  •
  approximately $1.8 billion of net proceeds from this offering;

  •
  the assumption, by the Company, of indebtedness with a fair value of approximately $3.9 billion (as of September 30, 2012) of which the Company anticipates repaying $953 million; and

  •
  the issuance, by the Company, of 14,889,706 shares of the Company's common stock, par value $0.01 per share.

          The accompanying unaudited Pro Forma Condensed Consolidated Balance Sheet of the Company is presented as if the Acquisition had occurred on September 30, 2012. The accompanying unaudited Pro Forma Condensed Consolidated Statements of Operations for the nine months ended September 30, 2012 and the year ended December 31, 2011 are presented as if the Acquisition had occurred on January 1, 2011.

          The Acquisition will be accounted for using the acquisition method of accounting. The total consideration will be allocated to the assets ultimately acquired and the liabilities ultimately assumed at their respective fair values. The allocations of the purchase price reflected in these unaudited Pro Forma Condensed Consolidated Financial Statements have not been finalized and are based upon preliminary estimates of fair values, which is the best available information at the current time. The final determination of the fair values of these assets and liabilities, which cannot be made prior to the completion of the Acquisition, will be based on the actual valuations of tangible and intangible assets and liabilities that exist as of the date the transaction is completed. Consequently, amounts preliminarily allocated to identifiable tangible and intangible assets and

AVALONBAY COMMUNITIES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of and For the Nine Months Ended September 30, 2012 and
For the Year Ended December 31, 2011

liabilities could change significantly from those used in the accompanying unaudited Pro Forma Condensed Consolidated Financial Statements and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities. Additionally, proceeds assumed to satisfy our purchase obligation are predicated on anticipated issuances of equity securities and debt by the Company. There can be no assurance that such transactions will occur on the terms estimated or at all.

          These unaudited Pro Forma Condensed Consolidated Financial Statements are prepared for informational purposes only, and are based on assumptions and estimates considered appropriate by the Company's management. However, they are not necessarily indicative of what the Company's consolidated financial condition or results of operations actually would have been assuming the Acquisition had occurred as of the dates indicated, nor do they purport to represent the consolidated financial position or results of operations for future periods. The final valuation of assets and liabilities, allocation of the purchase price, timing of completion of the Acquisition and other changes to the Archstone Portfolio's tangible and intangible assets and liabilities that occur prior to completion of the Acquisition, as well as the ability to obtain loan servicer consents or satisfy other closing conditions, could cause material differences in the information presented.

          These unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the Company's historical consolidated financial statements reported on Form 10-Q for the nine months ended September 30, 2012 and Form 10-K for the year ended December 31, 2011, as included in the Company's previous filings with the Securities and Exchange Commission.

AVALONBAY COMMUNITIES, INC

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2012
(Unaudited)
(Dollars in thousands)

	Historical 9-30-12	Acquisition of Archstone Portfolio		Pro Forma Adjustments		Pro Forma 9-30-12
	(A)	(B)
ASSETS
Real estate:
Net real estate investments	$7,878,648	$6,498,942	(C)	$—		$14,377,590
Cash and cash equivalents	664,133	(1,807,915	)(K)	1,807,915	(K)	664,133
Cash in escrow	49,851	—		—		49,851
Investments in unconsolidated real estate entities	139,405	36,107	(C),(D)	—		175,512
Deferred financing costs, net	33,557	32,100	(F)	—		65,657
Other assets	202,972	68,665	(E)	—		271,637

Total assets	$8,968,566	$4,827,899		$1,807,915		$15,604,380

LIABILITIES AND EQUITY
Unsecured notes, net	$1,899,208	$—		$—		$1,899,208
Variable rate unsecured credit facility	—	—		—		—
Mortgage notes payable	1,908,872	2,949,317	(F)	—		4,858,189
Accrued expenses and other liabilities	432,408	118,477	(G)	—		550,885

Total liabilities	4,240,488	3,067,794		—		7,308,282

Redeemable noncontrolling interests	7,203	—		—		7,203
Equity:
Preferred stock, $0.01 par value; $25 liquidation preference	—	—		—		—
Common stock, $0.01 par value	977	149	(H)	145	(J)	1,271
Additional paid-in capital	4,980,937	1,913,774	(H)	1,807,770	(J)	8,702,481
Accumulated earnings less dividends	(153,811)	(153,818)	(I)	—		(307,629)
Accumulated other comprehensive loss	(110,787)	—		—		(110,787)

Total stockholders' equity	4,717,316	1,760,105		1,807,915		8,285,336

Noncontrolling interests	3,559	—		—		3,559

Total equity	4,720,875	1,760,105		1,807,915		8,288,895

Total liabilities and equity	$8,968,566	$4,827,899		$1,807,915		$15,604,380

See accompanying notes to unaudited Pro Forma Condensed Consolidated Financial Statements.

AVALONBAY COMMUNITIES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2012

(Unaudited)

(Dollars in thousands, except per share data)

	Historical 9-30-12	Acquisition of Archstone Portfolio		Pro Forma Adjustments		Pro Forma 9-30-12
	(AA)	(BB)
Revenue:
Rental and other income	$773,424	$346,781		$(22,070	)(CC)	$1,098,135
Management, development and other fees	7,852	—		—		7,852

Total revenue	781,276	346,781		(22,070)		1,105,987

Expenses:
Operating expenses	280,477	119,412		(10,349	)(CC)	389,540
Interest expense, net	100,804	—		57,139	(DD)	157,943
Loss on extinguishment of debt, net	1,179	—		—		1,179
Depreciation expense	193,434	—		106,206	(EE)	299,640
General and administrative expense	26,398	—		1,605	(FF)	28,003
Impairment loss — land holdings	—	—		—		—

Total expenses	602,292	119,412		154,601		876,305

Equity in income (loss) of unconsolidated entities	9,801	—		(7,273	)(CC)	2,528
Gain on sale of land	280	—		—		280
Gain on acquisition of unconsolidated real estate entity	14,194	—		—		14,194

Income from continuing operations	203,259	227,369		(183,944)		246,684

Net income attributable to noncontrolling interests	334	—		—		334

Net income from continuing operations attributable to common stockholders	$203,593	$227,369		$(183,944)		$247,018

Earnings per common share — basic (from continuing operations)	$2.12					$1.97
Earnings per common share — diluted (from continuing operations)	$2.11					$1.96
Weighted Average Shares — Basic	95,742,676	14,889,706	(H)	14,500,000	(J)	125,132,382
Weighted Average Shares — Diluted	96,401,558	14,889,706	(H)	14,500,000	(J)	125,791,264

See accompanying notes to unaudited Pro Forma Condensed Consolidated Financial Statements.

AVALONBAY COMMUNITIES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(Unaudited)

(Dollars in thousands, except per share data)

Revenue:	Historical 12-31-11	Acquisition of Archstone Portfolio		Pro Forma Adjustments		Pro Forma 12-31-11
	(AA)	(BB)
Rental and other income	$959,055	$409,542		$(8,333)	(CC)	$1,360,264
Management, development and other fees	9,656	—		—		9,656

Total revenue	968,711	409,542		(8,333)		1,369,920

Expenses:
Operating expenses	361,401	135,068		(3,483)	(CC)	492,986
Interest expense, net	168,179	—		73,260	(DD)	241,439
Loss on extinguishment of debt, net	1,940	—		—		1,940
Depreciation expense	246,666	—		374,940	(EE)	621,606
General and administrative expense	29,371	—		2,140	(FF)	31,511
Impairment loss — land holdings	14,052	—		—		14,052

Total expenses	821,609	135,068		446,857		1,403,534

Equity in income (loss) of unconsolidated entities	5,120	—		(7,064)	(CC)	(1,944)
Gain on sale of land	13,716	—		—		13,716
Gain on acquisition of unconsolidated real estate entity	—	—		—		—

Income from continuing operations	165,938	274,474		(462,254)		(21,842)

Net income attributable to noncontrolling interests	252	—		—		252

Net income from continuing operations attributable to common stockholders	$166,190	$274,474		$(462,254)		$(21,590)

Earnings per common share — basic (from continuing operations)	$1.84					$(0.18)
Earnings per common share — diluted (from continuing operations)	$1.84					$(0.18)
Weighted Average Shares — Basic	89,922,465	14,889,706	(H)	14,500,000	(J)	119,312,171
Weighted Average Shares — Diluted	90,777,462	14,889,706	(H)	14,500,000	(J)	120,167,168

See accompanying notes to unaudited Pro Forma Condensed Consolidated Financial Statements.

AVALONBAY COMMUNITIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Basis of Pro Forma Presentation

          AvalonBay Communities, Inc. (the "Company," which term, unless the context otherwise requires, refers to AvalonBay Communities, Inc. together with its consolidated subsidiaries), is a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986 (the "Code"). The Company focuses on the development, acquisition, ownership and operation of apartment communities in high barrier to entry markets of the United States. These markets are located in the New England, Metro New York/New Jersey, Mid-Atlantic, Pacific Northwest, and Northern and Southern California regions of the country.

          On November 26, 2012, the Company entered into an asset purchase agreement (the "Purchase Agreement") with (i) Equity Residential and its operating partnership, ERP Operating Partnership LP (collectively "EQR"), (ii) Lehman Brothers Holdings Inc. and certain of its affiliates ("Lehman") and (iii) Archstone Enterprise LP ("Archstone") pursuant to which the Company and EQR will acquire, directly or indirectly, all of the assets and entities owned by, and certain liabilities of, Archstone (the "Acquisition"). Pursuant to the Purchase Agreement and separate agreement between the Company and EQR, the Company's portion of consideration of the Acquisition is as follows: (i) 14,889,706 shares of the Company's common stock, (ii) $669.0 million in cash from the Company, (iii) assumption of indebtedness with a principal amount of $3.7 billion and a fair value of approximately $3.9 billion, (iv) an obligation to pay, when presented for redemption, approximately $132.2 million in respect of the liquidation value and accrued dividends on outstanding Archstone preferred units and (v) 40% of certain other Archstone liabilities. Through the Acquisition, the Company expects to acquire a full or partial ownership interest in a portfolio of properties (the "Archstone Portfolio"), consisting of 68 operating apartment communities, containing 22,167 apartment homes, seven development properties and three land holdings. The remaining assets and liabilities of Archstone that are not acquired or assumed directly or indirectly by either the Company or EQR will be acquired through one or more joint ventures to be formed between the Company and EQR. In addition, the Company anticipates incurring approximately $241.8 million in transaction costs and costs associated with funding the Acquisition.

          The Acquisition, including transaction and funding related costs, is expected to be funded through:

  •
  approximately $1.8 billion of net proceeds from this offering;

  •
  the assumption, by the Company, of indebtedness with a fair value of approximately $3.9 billion (as of September 30, 2012) of which the Company anticipates repaying $953 million; and

  •
  the issuance, by the Company, of 14,889,706 shares of the Company's common stock, par value $0.01 per share.

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Balance Sheet

(A)
Represents the historical condensed consolidated balance sheet of the Company as of September 30, 2012, as contained in the unaudited historical condensed consolidated financial statements and notes thereto filed on Form 10-Q.

AVALONBAY COMMUNITIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Balance Sheet (Continued)

(B)
Represents adjustments related to the Acquisition, which is expected to close in the first quarter of 2013. The preliminary estimated fair value of assets to be received and consideration to be given is as follows (dollars in thousands, except per share data):

Preliminary estimated fair value of real estate assets	$6,498,942
Preliminary estimated fair value of real estate assets held in unconsolidated joint ventures, at share	410,112

Total preliminary estimated fair value of real estate assets	$6,909,054

Equity to be issued (14,889,706 shares at $128.54 per share)(1)	$1,913,923
Cash to be paid	669,000
Repayment of debt	952,997
Assumption of debt(2)	2,949,317
Assumption of unconsolidated joint venture debt, at share(2)	241,829
Assumption of Archstone perferred equity(3)	132,176
Assumption of other net liabilities	49,812

Total consideration to be given	$6,909,054

(1)
Estimated issuance price per share is based on the closing price of the Company's common stock on the New York Stock Exchange ("NYSE") on November 23, 2012. Purchase price will be adjusted based on the share price of the Company's common stock at closing, consistent with the requirements of ASC 805, Business Combinations.

(2)
Includes mark-to-market adjustments to reflect fair value of $194.0 million for consolidated debt and $3.5 million for unconsolidated debt (at share).

(3)
Obligation related to Archstone preferred equity holders assumed though joint venture with EQR as discussed below.

  The Company intends to account for the Acquisition under the acquisition method of accounting and recognize the estimated fair value of acquired assets and assumed liabilities on the date of acquisition. The fair values of these assets and liabilities have been preliminarily determined in accordance with Accounting Standards Codification ("ASC") section 820-10, Fair Value Measurements. A final determination of the fair values of the assets acquired and liabilities assumed in connection with the Acquisition, which cannot be made prior to the completion of the Acquisition, will be based on the actual valuation of the tangible and intangible assets and liabilities that exist as of the date of completion of the Acquisition.

AVALONBAY COMMUNITIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Balance Sheet (Continued)

(C)
The Company's preliminary purchase price allocations based on estimated fair value to real estate assets are as follows (dollars in thousands):

Land	$1,860,518
Buildings and improvements	3,985,070
FF&E	61,403
Construction-in-progress, including land and land held for development	358,619
In-place lease intangibles	233,332

Total consolidated	6,498,942

Unconsolidated interests in joint ventures	410,112

Total	$6,909,054

(D)
Represents the expected acquisition of (i) a 28.6% interest in a joint venture that owns nine apartment communities; (ii) a 26.1% interest in a joint venture that owns one apartment community; (iii) a 21.6% interest in a joint venture that owns one development community; and (iv) joint ventures expected to be formed with EQR to acquire those remaining assets and liabilities of Archstone that are not acquired or assumed directly by either the Company or EQR. The Company anticipates that each of these joint ventures will be unconsolidated subsequent to the Acquisition.

  The Company is still in the process of negotiating the terms and conditions of its joint venture arrangements with EQR, which will hold assets that we will jointly manage, sell to third parties and/or subsequently transfer to EQR or to the Company. The Company expects that the structure of these arrangements will result in an approximate 40% ownership in such joint ventures. The preliminary estimated fair value of each of these joint ventures is as follows (dollars in thousands):

		Estimated Fair Value
	Ownership %	Real Estate	Debt	Other		Net (at Share)
Interest in JV	28.6%	$175,832	$(105,532)	$—		$70,300
Interest in JV	26.1%	26,937	(4,674)	—		22,263
Interest in JV	21.6%	5,893	(1,568)	—		4,325
Interest in JVs with EQR	TBD	201,450	(130,055)	(132,176	)(1)	(60,781)

		$410,112	$(241,829)	$(132,176)		$36,107

(1)
Under the terms of the Purchase Agreement, the Company and EQR have agreed to redeem the outstanding preferred equity obligations of Archstone pursuant to the terms of those obligations when presented for redemption. The Company anticipates that these obligations will be apportioned approximately 40% to the Company through a joint venture arrangement with EQR. As of September 30, 2012, our portion of the total amount due upon redemption of the preferred equity obligations, which includes the par value of the preferred obligations plus any accrued dividends, is

AVALONBAY COMMUNITIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Balance Sheet (Continued)

  approximately $132.2 million. Therefore, we have included this obligation in the overall valuation of the net assets (liabilities) to be acquired through joint venture arrangements with EQR. In addition, we have included an estimate of preferred dividends to be paid in determining the pro forma adjustment for equity in income (loss) for unconsolidated joint ventures in (CC) below.

(E)
Represents the preliminary estimated fair value of non-real estate assets anticipated to be acquired in the Acquisition, including accounts receivable, prepaid expenses and escrows associated with assumed debt.

(F)
Represents the debt that the Company expects to assume of approximately $2.75 billion as of September 30, 2012 with an annual weighted average interest rate of approximately 4.9% and a weighted average maturity of approximately 9.1 years. This debt is collateralized by the respective real estate assets.

  The estimated fair value of the debt assumed is approximately $2.95 billion. The difference between the stated mortgage loan amounts and their fair value will be amortized as a reduction of interest expense over the terms of the respective loans. In connection with the assumption of mortgage loans, the Company expects to incur approximately $32.1 million of assumption and loan substitution costs.

(G)
Represents the preliminary estimated fair value of other liabilities anticipated to be assumed in the Acquisition, including accounts payable, accrued expenses and accrued interest associated with debt assumed.

(H)
Represents the private placement of 14,889,706 shares of common stock. The fair market value of the shares will be determined at issuance, net of issuance costs. The estimated issuance price per share below is based on the closing price of the Company's common stock on the NYSE on November 23, 2012. The shares of common stock expected to be issued upon closing of the Acquisition are valued as follows (dollars in thousands, except per share data):

Number of shares issued	14,889,706
Estimated issuance price, per share	$128.54

Gross value of shares issued	$1,913,923

  If the price per share of the Company's common stock were to increase by 5% or decrease by 5%, the value of the shares issued would increase by $95.7 million or decrease by $95.7 million, respectively.

(I)
Represents estimated transaction costs expected to be incurred for the Acquisition of approximately $153.8 million, consisting primarily of transfer taxes, legal and other professional fees and separation costs. Amounts exclude costs related to equity or debt financing, as disclosed elsewhere in these unaudited Pro Forma Condensed Consolidated Financial Statements.

(J)
Represents the estimated net proceeds from the issuance of approximately 14,500,000 shares of the Company's common stock based on $128.54 per share in this offering, net of expected

AVALONBAY COMMUNITIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Balance Sheet (Continued)

  issuance costs of approximately $55.9 million. The estimated price per share is equal to the closing price of the Company's common stock on the NYSE on November 23, 2012.

(K)
Represents the net cash activity for the Acquisition, as funded with the proceeds from this offering.

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Statements of Operations

(AA)
Represents the historical consolidated statements of operations of the Company for the nine months ended September 30, 2012 (unaudited) and for the year ended December 31, 2011 as contained in the historical consolidated financial statements included in previous filings with the Securities and Exchange Commission. Amounts exclude the historical operations for discontinued operations (primarily real estate asset sales) as previously reported and only reflect those amounts through continuing operations.

(BB)
Represents the historical combined statements of revenue and certain expenses for the Archstone Portfolio for the nine months ended September 30, 2012 (unaudited) and the year ended December 31, 2011.

(CC)
Represents the portion of the Archstone Portfolio that the Company anticipates acquiring through interests in unconsolidated joint ventures. The Pro Forma Adjustment for each period also includes the Company's anticipated pro rata share of interest expense on assumed debt and depreciation expense, based on the preliminary estimated fair values of the underlying real estate.

  The breakdown of equity in income (loss) for unconsolidated joint ventures is as follows (at pro rata share) (dollars in thousands):

	Nine Months 9-30-12	Year Ended 12-31-11
Revenues	$14,914	$11,058
Operating expenses	(7,284)	(5,095)
Depreciation expense	(5,924)	(4,019)
Interest expense	(4,930)	(3,610)
Preferred distributions	(4,049)	(5,398)

	$(7,273)	$(7,064)

AVALONBAY COMMUNITIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.    Adjustments to unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued)

(DD)
Represents estimated interest expense for each period as follows (dollars in thousands):

	Nine Months 9-30-12	Year Ended 12-31-11
Interest expense on assumed debt	$95,061	$123,823
Amortization of assumed debt mark-to-market	(41,879)	(55,839)
Amortization of debt assumption and loan substitution costs	3,957	5,276

	$57,139	$73,260

(EE)
Represents the estimated depreciation expense related to acquired real estate and the estimated amortization expense related to intangible assets for in-place leases, as follows (dollars in thousands):

	Useful Lives (Yrs)	Nine Months 9-30-12	Year Ended 12-31-11
Land	N/A	$—	$—
Buildings and improvements	30	99,627	132,836
FF&E	7	6,579	8,772
In-place lease intangibles	1	—	233,332

		$106,206	$374,940

(FF)
Represents incremental costs that the Company expects to incur on an on-going basis as a result of the Acquisition. These incremental amounts relate primarily to corporate support functions. These estimates should be reviewed in conjunction with the Combined Statements of Revenue and Certain Expenses as included elsewhere in this report, where the historical management fees incurred by the Archstone Portfolio are disclosed.

AVALONBAY COMMUNITIES, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

Funds from Operations Attributable to Common Stockholders ("FFO")

          FFO is considered by the Company to be an appropriate supplemental measure of its operating and financial performance. In calculating FFO, the Company excludes gains or losses related to dispositions of previously depreciated property and excludes real estate depreciation, which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. FFO can help one compare the operating performance of a real estate company between periods or as compared to different companies. The Company believes that in order to understand its operating results, FFO should be examined with net income as presented in our unaudited Pro Forma Condensed Consolidated Financial Statements.

          Consistent with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts® ("NAREIT"), the Company calculates FFO as net income or loss computed in accordance with GAAP, adjusted for:

  •
  gains or losses on sales of previously depreciated operating communities;

  •
  extraordinary gains or losses (as defined by GAAP);

  •
  cumulative effect of change in accounting principle;

  •
  impairment write-downs of depreciable real estate assets;

  •
  write-downs of investments in affiliates due to a decrease in the value of depreciable real estate assets held by those affiliates;

  •
  depreciation of real estate assets; and

  •
  adjustments for unconsolidated partnerships and joint ventures.

          FFO does not represent net income attributable to common stockholders in accordance with GAAP, and therefore it should not be considered an alternative to net income, which remains the primary measure of performance. In addition, FFO as calculated by other REITs may not be comparable to the Company's calculation of FFO.

AVALONBAY COMMUNITIES, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

          The following is a reconciliation of pro forma net income attributable to common stockholders to pro forma FFO for the nine months ended September 30, 2012 and the year ended December 31, 2011 (all unaudited, dollars in thousands, except per share data):

	For the nine months ended September 30, 2012			For the year ended December 31, 2011
	Company Historical	Archstone Acquisition/ Pro Forma	Company Pro Forma	Company Historical	Archstone Acquisition/ Pro Forma	Company Pro Forma
Net income from continuing operations attributable to common stockholders	$203,593	$43,425	$247,018	$166,190	$(187,780)	$(21,590)
Discontinued operations	97,919	—	97,919	275,432	—	275,432

Net income attributable to common stockholders	301,512	43,425	344,937	441,622	(187,780)	253,842
Depreciation — real estate assets, including discontinued operations and joint venture adjustments	199,593	112,130	311,723	256,986	378,959	635,945
Distributions to noncontrolling interests, including discontinued operations	21	—	21	27	—	27
Gain on sale of unconsolidated entities holding previously depreciated real estate assets	(1,471)	—	(1,471)	(3,063)	—	(3,063)
Gain on sale of operating communities	(95,049)	—	(95,049)	(281,090)	—	(281,090)
Gain on acquisition of unconsolidated real estate entity	(14,194)	—	(14,194)	—	—	—

FFO attributable to common stockholders	$390,412	$155,555	$545,967	$414,482	$191,179	$605,661

Weighted average common shares outstanding — diluted	96,401,558	29,389,706	125,791,264	90,777,462	29,389,706	120,167,168
EPS per common share — diluted	$3.13		$2.74	$4.87		$2.11

FFO per common share — diluted	$4.05		$4.34	$4.57		$5.04

          FFO also does not represent cash generated from operating activities in accordance with GAAP, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by GAAP, as a measure of liquidity. Additionally, it is not necessarily indicative of cash available to fund cash needs. The FFO information presented above should be read in conjunction with the Company's historical statements of cash flows and discussion of liquidity and capital resources as reported on Form 10-Q for the nine months ended September 30, 2012 and Form 10-K for the year ended December 31, 2011, as included in the Company's previous filings with the Securities and Exchange Commission.

Net Operating Income ("NOI")

          NOI is considered by the Company to be an important and appropriate supplemental performance measure to net income because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level or financing-related costs. NOI reflects the operating performance of a community and allows for an easy comparison of the operating performance of individual assets or groups of assets. In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impacts to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate

AVALONBAY COMMUNITIES, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

asset or group of assets. We define NOI as total property revenue less direct property operating expenses, including property taxes, and excluding corporate-level income (including management, development and other fees), corporate-level property management and other indirect operating expenses, investments and investment management expenses, expensed development and other pursuit costs, net interest expense, gain (loss) on extinguishment of debt, general and administrative expense, joint venture income (loss), depreciation expense, impairment loss on land holdings, gain on sale of real estate assets and income from discontinued operations.

          NOI does not represent cash generated from operating activities in accordance with GAAP. Therefore, NOI should not be considered an alternative to net income as an indication of our performance. NOI should also not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is NOI indicative of cash available to fund cash needs. Reconciliations of pro forma NOI for the nine months ended September 30, 2012 and the year ended December 31, 2011 to pro forma net income for each period are as follows (all unaudited, dollars in thousands):

	For the nine months ended September 30, 2012			For the year ended December 31, 2011
	Company Historical	Archstone Acquisition/ Pro Forma	Company Pro Forma	Company Historical	Archstone Acquisition/ Pro Forma	Company Pro Forma
Income from continuing operations	$203,259	$43,425	$246,684	$165,938	$(187,780)	$(21,842)
Discontinued operations	97,919	—	97,919	275,432	—	275,432

Net income	301,178	43,425	344,603	441,370	(187,780)	253,590
Indirect operating expenses, net of corporate income	24,049	—	24,049	30,550	—	30,550
Investment and investment management expense	4,526	—	4,526	5,126	—	5,126
Expensed development and other pursuit costs	1,749	—	1,749	2,967	—	2,967
Interest expense, net	100,804	57,139	157,943	168,179	73,260	241,439
Loss on extinguishment of debt, net	1,179	—	1,179	1,940	—	1,940
General and administrative expense	26,398	1,605	28,003	29,371	2,140	31,511
Equity in income of unconsolidated entities	(9,801)	7,273	(2,528)	(5,120)	7,064	1,944
Depreciation expense	193,434	106,206	299,640	246,666	374,940	621,606
Impairment loss — land holdings	—	—	—	14,052	—	14,052
Gain on sale of real estate assets	(95,329)	—	(95,329)	(294,806)	—	(294,806)
Income from discontinued operations	(2,870)	—	(2,870)	5,658	—	5,658
Gain on acquisition of unconsolidated entity	(14,194)	—	(14,194)	—	—	—

Net operating income	$531,123	$215,648	$746,771	$645,953	$269,624	$915,577

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

          EBITDA is defined as net income attributable to common stock holders before interest income and expense (including gain or loss on extinguishment of debt), income taxes, depreciation and amortization from both continuing and discontinued operations. Management generally considers EBITDA to be an appropriate supplemental measure to net income of our operating performance because it helps investors to understand our ability to incur and service debt and to make capital expenditures. EBITDA should not be considered as an alternative to net income (as determined in

AVALONBAY COMMUNITIES, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

accordance with GAAP), as an indicator of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our calculation of EBITDA may not be comparable to EBITDA as calculated by other companies. Reconciliations of pro forma EBITDA for the nine months ended September 30, 2012 and the year ended December 31, 2011 to pro forma net income from continuing operations attributable to common stockholders for each period are as follows (all unaudited, dollars in thousands):

	For the nine months ended September 30, 2012			For the year ended December 31, 2011
	Company Historical	Archstone Acquisition/ Pro Forma	Company Pro Forma	Company Historical	Archstone Acquisition/ Pro Forma	Company Pro Forma
Net income from continuing operations attributable to common stockholders	$203,593	$43,425	$247,018	$166,190	$(187,780)	$(21,590)
Discontinued operations	97,919	—	97,919	275,432	—	275,432

Net income attributable to common stockholders	301,512	43,425	344,937	441,622	(187,780)	253,842
Interest expense, net	101,983	57,139	159,122	170,119	73,260	243,379
Interest expense, discontinued operations	735	—	735	4,443	—	4,443
Depreciation expense	193,434	106,206	299,640	246,666	374,940	621,606
Depreciation expense, discontinued operations	895	—	895	3,603	—	3,603

EBITDA	$598,559	$206,770	$805,329	$866,453	$260,420	$1,126,873

EBITDA — Continuing operations	$499,010	$206,770	$705,780	$582,975	$260,420	$843,395
EBITDA — Discontued operations	99,549	—	99,549	283,478	—	283,478

EBITDA	$598,559	$206,770	$805,329	$866,453	$260,420	$1,126,873

Prospectus

AVALONBAY COMMUNITIES, INC.

Debt Securities
Preferred Stock
Common Stock

        This prospectus provides you with a general description of debt and equity securities that AvalonBay Communities, Inc. may offer and sell from time to time. We may sell these securities independently, or together in any combination that may include other securities set forth in an accompanying prospectus supplement, in one or more offerings, for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that sale and may add to or update the information in this prospectus, including the names of any underwriters, dealers or agents involved in the sale of any securities. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities.

        Our common stock is listed on the New York Stock Exchange under the symbol "AVB."

        Investing in our securities involves various risks. Beginning on page 1, we have discussed several "Risk Factors" that you should consider before investing in our securities.

February 27, 2012

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

        Unless the context otherwise requires, all references to "we," "us," "our," "our company," "AvalonBay," or similar expressions in this prospectus refer collectively to AvalonBay Communities, Inc., a Maryland corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

Risk Factors

        Before you invest in our securities, you should be aware that there are risks in making the investment, including those described below. You should consider carefully these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to purchase our securities. This section includes or refers to forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described in the documents incorporated herein by reference, including (i) our Annual Reports on Form 10-K, (ii) our Quarterly Reports on Form 10-Q and (iii) documents we file with the SEC after the date of this prospectus and which are deemed incorporated by reference in this prospectus. You should refer to the explanation of the qualifications and limitations on forward-looking statements discussed under "Forward-Looking Statements" below.

Development, redevelopment and construction risks could affect our profitability.

        We intend to continue to develop and redevelop apartment home communities. These activities can include long planning and entitlement timelines and can involve complex and costly activities, including significant environmental remediation or construction work in high-density urban areas. These activities may be exposed to the following risks:

  •
  we may abandon opportunities that we have already begun to explore for a number of reasons, including changes in local market conditions or increases in construction or financing costs, and, as a result, we may fail to recover expenses already incurred in exploring those opportunities;

  •
  occupancy rates and rents at a community may fail to meet our original expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities;

  •
  we may be unable to obtain, or experience delays in obtaining, necessary zoning, occupancy, or other required governmental or third party permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities;

  •
  we may incur costs that exceed our original estimates due to increased material, labor or other costs;

  •
  we may be unable to complete construction and lease-up of a community on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues;

  •
  we may be unable to obtain financing with favorable terms, or at all, for the proposed development of a community, which may cause us to delay or abandon an opportunity;

  •
  we may incur liabilities to third parties during the development process, for example, in connection with managing existing improvements on the site prior to tenant terminations and demolition (such as commercial space) or in connection with providing services to third parties (such as the construction of shared infrastructure or other improvements); and

  •
  we may incur liability if our communities are not constructed and operated in compliance with the accessibility provisions of the Americans with Disabilities Acts, the Fair Housing Act or other federal, state or local requirements. Noncompliance could result in imposition of fines, an award of damages to private litigants, and a requirement that we undertake structural modifications to remedy the noncompliance.

        We estimate construction costs based on market conditions at the time we prepare our budgets, and our projections include changes that we anticipate but cannot predict with certainty. Construction costs may increase, particularly for labor and certain materials and, for some of our Development Communities and Development Rights (as we use those terms in our quarterly and annual SEC reports), the total construction costs may be higher than the original budget. Total capitalized cost includes all capitalized costs incurred and projected to be incurred to develop or redevelop a community, determined in accordance with United States Generally Accepted Accounting Principles, or GAAP, including:

  •
  land and/or property acquisition costs;

  •
  fees paid to secure air rights and/or tax abatements;

  •
  construction or reconstruction costs;

  •
  costs of environmental remediation;

  •
  real estate taxes;

  •
  capitalized interest and insurance;

  •
  loan fees;

  •
  permits;

  •
  professional fees;

  •
  allocated development or redevelopment overhead; and

  •
  other regulatory fees.

        Costs to redevelop communities that have been acquired have, in some cases, exceeded our original estimates and similar increases in costs may be experienced in the future. We cannot assure you that market rents in effect at the time new development or redevelopment communities complete lease-up will be sufficient to fully offset the effects of any increased construction or reconstruction costs.

Unfavorable changes in market and economic conditions could adversely affect occupancy, rental rates, operating expenses, and the overall market value of our assets, including joint ventures and investments in the Funds.

        Local conditions in our markets significantly affect occupancy, rental rates and the operating performance of our communities. The risks that may adversely affect conditions in those markets include the following:

  •
  plant closings, industry slowdowns and other factors that adversely affect the local economy;

  •
  an oversupply of, or a reduced demand for, apartment homes;

  •
  a decline in household formation or employment or lack of employment growth;

  •
  the inability or unwillingness of residents to pay rent increases;

  •
  rent control or rent stabilization laws, or other laws regulating housing, that could prevent us from raising rents to offset increases in operating costs; and

  •
  economic conditions that could cause an increase in our operating expenses, such as increases in property taxes, utilities, compensation of on-site associates and routine maintenance.

Changes in applicable laws, or noncompliance with applicable laws, could adversely affect our operations or expose us to liability.

        We must develop, construct and operate our communities in compliance with numerous federal, state and local laws and regulations, some of which may conflict with one another or be subject to limited judicial or regulatory interpretations. These laws and regulations may include zoning laws, building codes, landlord tenant laws and other laws generally applicable to business operations. Noncompliance with laws could expose us to liability.

        Lower revenue growth or significant unanticipated expenditures may result from our need to comply with changes in (i) laws imposing remediation requirements and the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) rent control or rent stabilization laws or other residential landlord/tenant laws, or (iii) other governmental rules and regulations or enforcement policies affecting the development, use and operation of our communities, including changes to building codes and fire and life-safety codes.

Short-term leases expose us to the effects of declining market rents.

        Substantially all of our apartment leases are for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms.

Competition could limit our ability to lease apartment homes or increase or maintain rents.

        Our apartment communities compete with other housing alternatives to attract residents, including other rental apartments, condominiums and single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. Competitive residential housing in a particular area could adversely affect our ability to lease apartment homes and to increase or maintain rental rates.

Attractive investment opportunities may not be available, which could adversely affect our profitability.

        We expect that other real estate investors, including insurance companies, pension funds, other real estate investment trusts, or REITs, and other well-capitalized investors, will compete with us to acquire existing properties and to develop new properties. This competition could increase prices for properties of the type we would likely pursue and adversely affect our profitability.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings, and common stock price, among other things.

        In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use external financing to fund construction and to refinance indebtedness as it matures. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our development and redevelopment activity and/or take other actions to fund our business activities and repayment of debt, such as selling assets, reducing our cash dividend or paying out less than 100% of our taxable income. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years (reflected in higher interest rates for debt financing or a lower stock price for equity financing) our earnings per share and cash flows could be adversely affected. In addition, the price of our common stock may fluctuate significantly and/or decline in a high interest rate or volatile economic environment. We believe that the lenders under our unsecured credit facility will fulfill their lending obligations thereunder, but if economic conditions deteriorate there can be no assurance that the ability of those lenders to fulfill their obligations would not be adversely impacted.

Insufficient cash flow could affect our debt financing and create refinancing risk.

        We are subject to the risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In this regard, we note that in order for us to continue to qualify as a REIT, we are required to annually distribute dividends generally equal to at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain. This requirement limits the amount of our cash flow available to meet required principal and interest payments. The principal outstanding balance on a portion of our debt will not be fully amortized prior to its maturity. Although we may be able to repay our debt by using our cash flows, we cannot assure you that we will have sufficient cash flows available to make all required principal payments. Therefore, we may need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that a refinancing will not be done on as favorable terms; either of these outcomes could have a material adverse effect on our financial condition and results of operations.

Rising interest rates could increase interest costs and could affect the market price of our common stock.

        We currently have, and may in the future incur, contractual variable interest rate debt, as well as effective variable interest rate debt achieved through the use of qualifying hedging relationships. In addition, we regularly seek access to both fixed and variable rate debt financing to repay maturing debt and to finance our development and redevelopment activity. Accordingly, if interest rates increase, our interest costs will also rise, unless we have made arrangements that hedge the risk of rising interest rates. In addition, an increase in market interest rates may lead purchasers of our common stock to demand a greater annual dividend yield, which could adversely affect the market price of our common stock.

Bond financing and zoning compliance requirements could limit our income, restrict the use of communities and cause favorable financing to become unavailable.

        We have financed some of our apartment communities with obligations issued by local government agencies because the interest paid to the holders of this debt is generally exempt from federal income taxes and, therefore, the interest rate is generally more favorable to us. These obligations are commonly referred to as "tax-exempt bonds" and generally must be secured by mortgages on our communities. As a condition to obtaining tax-exempt financing, or on occasion as a condition to obtaining favorable zoning in some jurisdictions, we will commit to make some of the apartments in a community available to households whose income does not exceed certain thresholds (e.g., 50% or 80% of area median income), or who meet other qualifying tests. As of December 31, 2011, approximately 6.19% of our apartment homes at current operating communities were under income limitations such as these. These commitments, which may run without expiration or may expire after a period of time (such as 15 or 20 years) may limit our ability to raise rents and, in consequence, can also adversely affect the value of the communities subject to these restrictions.

        In addition, some of our tax-exempt bond financing documents require us to obtain a guarantee from a financial institution of payment of the principal of, and interest on, the bonds. The guarantee may take the form of a letter of credit, surety bond, guarantee agreement or other additional collateral. If the financial institution defaults in its guarantee obligations, or if we are unable to renew the applicable guarantee or otherwise post satisfactory collateral, a default will occur under the applicable tax-exempt bonds and the community could be foreclosed upon if we do not redeem the bonds.

Risks related to indebtedness.

        We have a $750,000,000 revolving variable rate unsecured credit facility with Bank of America, N.A., as administrative agent, swing lender, issuing bank and a bank, JPMorgan Chase Bank, N.A., as a bank and as syndication agent, Deutsche Bank Trust Company Americas, Morgan Stanley Bank and Wells Fargo Bank, N.A., each as a bank and as documentation agent, Barclays Bank PLC as a bank and as co-documentation agent, UBS Securities LLC as a co-documentation agent, The Bank of New York Mellon, BBVA Compass Bank, PNC Bank, National Association, and Suntrust Bank, each as a bank and as a managing agent, Branch Banking and Trust Company, Bank of Tokyo Mitsubishi UFJ, Ltd., and Citizens Bank, each as a bank and as a co-agent, and the other bank parties signatory thereto. Our organizational documents do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, subject to compliance with outstanding debt covenants, we could incur more debt, resulting in an increased risk of default on our obligations and an increase in debt service requirements that could adversely affect our financial condition and results of operations.

        The mortgages on those of our properties subject to secured debt, our unsecured credit facility and the indenture under which a substantial portion of our debt was issued contain customary restrictions, requirements and other limitations, as well as certain financial and operating covenants including maintenance of certain financial ratios. Maintaining compliance with these restrictions could limit our flexibility. A default in these requirements, if uncured, could result in a requirement that we repay indebtedness, which could severely affect our liquidity and increase our financing costs.

        The mortgages on those of our properties subject to secured debt generally include provisions which stipulate a prepayment penalty or payment that we will be obligated to pay in the event that we elect to repay the mortgage note prior to the earlier of (i) the stated maturity of the note, or (ii) the date at which the mortgage note is prepayable without such penalty or payment. If we elect to repay some or all of the outstanding principal balance for our mortgage notes, we may incur prepayment penalties or payments under these provisions which could adversely affect our results of operations.

Failure to maintain our current credit ratings could adversely affect our cost of funds, related margins, liquidity and access to capital markets.

        There are two major debt rating agencies that routinely evaluate and rate our debt. These ratings are based on a number of factors, which include their assessment of our financial strength, liquidity, capital structure, asset quality amount of real estate under development, and sustainability of cash flow and earnings, among other factors. If market conditions change, we may not be able to maintain our current credit ratings, which could adversely affect our cost of funds and related margins, liquidity, and access to capital markets.

We could be negatively impacted by the condition of Fannie Mae or Freddie Mac.

        Fannie Mae and Freddie Mac are a major source of secured financing to the multifamily industry and we have used Fannie Mae and Freddie Mac for a portion of our financing needs. In February 2011, the Obama administration released a report calling for the winding down of the role that Fannie Mae and Freddie Mac play in the mortgage market. A final decision by the government to eliminate Fannie Mae or Freddie Mac or reduce their acquisitions or guarantees of multifamily community loans may adversely affect interest rates, capital availability, and the value of multifamily communities.

Failure to generate sufficient revenue or other liquidity needs could limit cash flow available for distributions to stockholders.

        A decrease in rental revenue or other liquidity needs, including the repayment of indebtedness or funding of our development activities, could have an adverse effect on our ability to pay distributions to our stockholders. Significant expenditures associated with each community such as debt service payments, if any, real estate taxes, insurance and maintenance costs are generally not reduced when circumstances cause a reduction in income from a community.

The form, timing and/or amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

        The form, timing and/or amount of dividend distributions will be declared at the discretion of the Board of Directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code or the Code, and other factors as the Board of Directors may consider relevant. The Board of Directors may modify our dividend policy from time to time.

We may choose to pay dividends in our own stock, in which case stockholders may be required to pay tax in excess of the cash they receive.

        We may distribute taxable dividends that are payable in part in our stock, as we did in the fourth quarter of 2008. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, the trading price of our stock would experience downward pressure if a significant number of our stockholders sell shares of our stock in order to pay taxes owed on dividends.

Debt financing may not be available and equity issuances could be dilutive to our stockholders.

        Our ability to execute our business strategy depends on our access to an appropriate blend of debt and equity financing. Debt financing may not be available in sufficient amounts or on favorable terms. If we issue additional equity securities, the interests of existing stockholders could be diluted.

Difficulty of selling apartment communities could limit flexibility.

        Federal tax laws may limit our ability to earn a gain on the sale of a community (unless we own it through a subsidiary which will incur a taxable gain upon sale) if we are found to have held, acquired or developed the community primarily with the intent to resell the community, and this limitation may affect our ability to sell communities without adversely affecting returns to our stockholders. In addition, real estate in our markets can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the apartment communities in our portfolio promptly in response to changes in economic or other conditions.

Acquisitions may not yield anticipated results.

        Our business strategy includes acquiring as well as developing communities. Our acquisition activities and their success may be exposed to the following risks:

  •
  an acquired property may fail to perform as we expected in analyzing our investment; and

  •
  our estimate of the costs of repositioning or redeveloping an acquired property may prove inaccurate.

Failure to succeed in new markets, or with new brands and community formats, or in activities other than the development, ownership and operation of residential rental communities may have adverse consequences.

        We may from time to time commence development activity or make acquisitions outside of our existing market areas if appropriate opportunities arise. Our historical experience in our existing markets in developing, owning and operating rental communities does not ensure that we will be able to operate successfully in new markets, should we choose to enter them. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to accurately evaluate local apartment market conditions; an inability to obtain land for development or to identify appropriate acquisition opportunities; an inability to hire and retain key personnel; and lack of familiarity with local governmental and permitting procedures.

        Although we are primarily in the multifamily business, we also own and lease ancillary retail space when a retail component represents the best use of the space, as is often the case with large urban in-fill developments. We also may engage or have an interest in for-sale activity. We may be unsuccessful in owning and leasing retail space at our communities or in developing real estate with the intent to sell, which could have an adverse effect on our results of operations.

        We are currently implementing two new brands of communities that target various customer preferences. We cannot assure that these brands will be successful or that our costs in developing and implementing these brands will result in incremental revenue and earnings.

Land we hold with no current intent to develop may be subject to future impairment charges.

        We own parcels of land that we do not currently intend to develop. In the event that the fair market value of a parcel changes such that the we determine that the carrying basis of the parcel reflected in our financial statements is greater than the parcel's then current fair value, less costs to dispose, we would be subject to an impairment charge, which would reduce our net income.

Risks involved in real estate activity through joint ventures.

        Instead of acquiring or developing apartment communities directly, at times we invest as a partner or a co-venturer. Joint venture investments (including investments through partnerships or limited liability companies) involve risks, including the possibility that our partner might become insolvent or otherwise refuse to make capital contributions when due; that we may be responsible to our partner for indemnifiable losses; that our partner might at any time have business goals which are inconsistent with ours; and that our partner may be in a position to take action or withhold consent contrary to our instructions or requests. Frequently, we and our partner may each have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction.

Risks associated with an investment in and management of discretionary real estate investment funds.

        We formed our two discretionary institutional real estate investment funds, or the Funds, in which we have an equity interest of 15.2% and 31.3%, respectively, which, through wholly owned subsidiaries, we manage as the general partner and in which we have invested an aggregate of approximately $146,465,000, net of distributions to us at December 31, 2011. The investment period for both Funds is over. These Funds present risks, including the following:

  •
  our subsidiaries that are the general partners of the Funds are generally liable, under partnership law, for the debts and obligations of the respective Funds, subject to certain exculpation and indemnification rights pursuant to the terms of the partnership agreement of the Funds;

  •
  investors in the Funds holding a majority of the partnership interests may remove us as the general partner without cause, subject to our right to receive an additional nine months of management fees after such removal and our right to acquire one of the properties then held by the Funds;

  •
  while we have broad discretion to manage the Funds and make investment decisions on behalf of the Funds, the investors or an advisory committee comprised of representatives of the investors must approve certain matters, and as a result we may be unable to cause the Funds to implement certain decisions that we consider beneficial; and

  •
  we may be liable and/or our status as a REIT may be jeopardized if either the Funds, or the REITs through which a number of investors have invested in the Funds and which we manage, fail to comply with various tax or other regulatory matters.

Risk of earthquake damage.

        Many of our West Coast communities are located in the general vicinity of active earthquake faults. We cannot assure you that an earthquake would not cause damage or losses greater than insured levels. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected community, as well as anticipated future revenue from that community. We would also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. Any such loss could materially and adversely affect our business and our financial condition and results of operations.

        Insurance coverage for earthquakes can be costly due to limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in management's view, economically impractical.

A significant uninsured property or liability loss could have a material adverse effect on our financial condition and results of operations.

        In addition to the earthquake insurance discussed above, we carry commercial general liability insurance, property insurance and terrorism insurance with respect to our communities on terms we consider commercially reasonable. There are, however, certain types of losses (such as losses arising from acts of war) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in management's view, economically impractical. If an uninsured property loss or a property loss in excess of insured limits were to occur, we could lose our capital invested in a community, as well as the anticipated future revenues from such community. We would also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. If an uninsured liability to a third party were to occur, we would incur the cost of defense and settlement with, or court ordered damages to, that third party. A significant uninsured property or liability loss could materially and adversely affect our business and our financial condition and results of operations.

We may incur costs and increased expenses to repair property damage resulting from inclement weather.

        Particularly in New England, the New York and New Jersey Metro area and the Midwest, we are exposed to risks associated with inclement winter weather, including increased costs for the removal of snow and ice as well as from delays in construction. In addition, inclement weather could increase the need for maintenance and repair of our communities.

We may incur costs due to environmental contamination or non-compliance.

        Under various federal, state and local environmental and public health laws, regulations and ordinances, we may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at our properties (including in some cases natural substances such as methane and radon gas) and may be held liable under these laws or common law to a governmental entity or to third parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the contamination. These damages and costs may be substantial and may exceed any insurance coverage we have for such events. The presence of such substances, or the failure to properly remediate the contamination, may adversely affect our ability to borrow against, sell or rent the affected property.

        In addition, some environmental laws create or allow a government agency to impose a lien on the contaminated site in favor of the government for damages and costs it incurs as a result of the contamination.

        The development, construction and operation of our communities are subject to regulations and permitting under various federal, state and local laws, regulations and ordinances, which regulate matters including wetlands protection, storm water runoff and wastewater discharge. Noncompliance with such laws and regulations may subject us to fines and penalties. We do not currently anticipate that we will incur any material liabilities as a result of noncompliance with these laws.

        Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs") when such materials are in poor condition or in the event of renovation or demolition of a building. These laws and the common law may impose liability for release of ACMs and may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs. We are not aware that any ACMs were used in the construction of the communities we developed. ACMs were, however, used in the construction of a number of the communities that we acquired. We implement an operations and maintenance program at each of the communities at which ACMs are detected. We do not currently anticipate that we will incur any material liabilities as a result of the presence of ACMs at our communities.

        We are aware that some of our communities have lead paint and have implemented an operations and maintenance program at each of those communities. We do not currently anticipate that we will incur any material liabilities as a result of the presence of lead paint at our communities.

        We are also aware that environmental agencies and third parties have, in the case of certain properties with on-site or nearby contamination, asserted claims for remediation or personal injury based on the alleged actual or potential intrusion into buildings of chemical vapors from soils or groundwater underlying or in the vicinity of those buildings or on nearby properties. We currently do not anticipate that we will incur any material liabilities as a result of vapor intrusion at our communities.

        All of our stabilized operating communities, and all of the communities that we are currently developing, have been subjected to at least a Phase I or similar environmental assessment, which generally does not involve invasive techniques such as soil or ground water sampling. These assessments, together with subsurface assessments conducted on some properties, have not revealed, and we are not otherwise aware of, any environmental conditions that we believe would have a material adverse effect on our business, assets, financial condition or results of operations. In connection with our ownership, operation and development of communities, from time to time we undertake substantial remedial action in response to the presence of subsurface or other contaminants, including contaminants in soil, groundwater and soil vapor beneath or affecting our buildings. In some cases, an indemnity exists upon which we may be able to rely if environmental liability arises from the contamination or remediation costs exceed estimates. There can be no assurance, however, that all necessary remediation actions have been or will be undertaken at our properties or that we will be indemnified, in full or at all, in the event that environmental liability arises.

        Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Although the occurrence of mold at multifamily and other structures, and the need to remediate such mold, is not a new phenomenon, there has been increased awareness in recent years that certain molds may in some instances lead to adverse health effects, including allergic or other reactions. To help limit mold growth, we educate residents about the importance of adequate ventilation and request or require that they notify us when they see mold or excessive moisture. We have established procedures for promptly addressing and remediating mold or excessive moisture from apartment homes when we become aware of its presence regardless of whether we or the resident believe a health risk is presented. However, we cannot provide assurance that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our communities, we could be required to undertake a costly remediation program to contain or remove the mold from the affected community and could be exposed to other liabilities that may exceed any applicable insurance coverage.

        Additionally, we have occasionally been involved in developing, managing, leasing and operating various properties for third parties. Consequently, we may be considered to have been an operator of such properties and, therefore, potentially liable for removal or remediation costs or other potential costs which relate to the release or presence of hazardous or toxic substances. We are not aware of any material environmental liabilities with respect to properties managed or developed by us or our predecessors for such third parties.

        We cannot assure you that:

  •
  the environmental assessments described above have identified all potential environmental liabilities;

  •
  no prior owner created any material environmental condition not known to us or the consultants who prepared the assessments;

  •
  no environmental liabilities have developed since the environmental assessments were prepared;

  •
  the condition of land or operations in the vicinity of our communities, such as the presence of underground storage tanks, will not affect the environmental condition of our communities;

  •
  future uses or conditions, including, without limitation, changes in applicable environmental laws and regulations, will not result in the imposition of environmental liability; and

  •
  no environmental liabilities will arise at communities that we have sold for which we may have liability.

Our success depends on key personnel whose continued service is not guaranteed.

        Our success depends in part on our ability to attract and retain the services of executive officers and other personnel. Our executive officers make important capital allocation decisions or recommendations to our Board of Directors from among the opportunities identified by our regional offices. There is substantial competition for qualified personnel in the real estate industry, and the loss of several of our key personnel could adversely affect the Company.

Breaches of our data security could materially harm our business and reputation.

        We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, there can be no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

Failure to qualify as a REIT would cause us to be taxed as a corporation, which would significantly reduce funds available for distribution to stockholders.

        If we fail to qualify as a REIT for federal income tax purposes, we will be subject to federal income tax on our taxable income at regular corporate rates (subject to any applicable alternative minimum tax). In addition, unless we are entitled to relief under applicable statutory provisions, we would be ineligible to make an election for treatment as a REIT for the four taxable years following the year in which we lose our qualification. The additional tax liability resulting from the failure to qualify as a REIT would significantly reduce or eliminate the amount of funds available for distribution to our stockholders. Furthermore, we would no longer be required to make distributions to our stockholders. Thus, our failure to qualify as a REIT could also impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

        We believe that we are organized and qualified as a REIT, and we intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we are qualified as a REIT, or that we will remain qualified in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations and involves the determination of a variety of factual matters and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of this qualification.

        Even if we qualify as a REIT, we will be subject to certain federal, state and local taxes on our income and property and on taxable income that we do not distribute to our shareholders. In addition, we may engage in activities that are not customarily provided by a landlord through taxable subsidiaries and will be subject to federal income tax at regular corporate rates on the income of those subsidiaries.

The ability of our stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

        There are provisions in our charter and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

        Our charter authorizes our Board of Directors to issue up to 50,000,000 shares of preferred stock without stockholder approval and to establish the preferences and rights, including voting rights, of any series of preferred stock issued. The Board of Directors may issue preferred stock without stockholder approval, which could allow the Board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or a change in control.

        To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals at any time during the last half of any taxable year. To maintain this qualification, and/or to address other concerns about concentrations of ownership of our stock, our charter generally prohibits ownership (directly, indirectly by virtue of the attribution provisions of the Code, or beneficially as defined in Section 13 of the Securities Exchange Act of 1934, or the Exchange Act) by any single stockholder of more than 9.8% of the issued and outstanding shares of any class or series of our stock. In general, under our charter, pension plans and mutual funds may directly and beneficially own up to 15% of the outstanding shares of any class or series of stock. Under our charter, our Board of Directors may in its sole discretion waive or modify the ownership limit for one or more persons, but is not required to do so even if such waiver would not affect our qualification as a REIT. These ownership limits may prevent or delay a change in control and, as a result, could adversely affect our stockholders' ability to realize a premium for their shares of common stock.

        Our bylaws provide that the affirmative vote of holders of a majority of all of the shares entitled to be cast in the election of directors is required to elect a director. In a contested election, if no nominee receives the vote of holders of a majority of all of the shares entitled to be cast, the incumbent directors would remain in office. This requirement may prevent or delay a change in control and, as a result, could adversely affect our stockholders' ability to realize a premium for their shares of common stock.

        As a Maryland corporation, we are subject to the provisions of the Maryland General Corporation Law. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions may occur, which may delay or prevent offers to acquire us or increase the difficulty of completing any offers, even if they are in our stockholders' best interests. In addition, other provisions of the Maryland General Corporation Law permit the Board of Directors to make elections and to take actions without stockholder approval (such as classifying our Board such that the entire Board is not up for reelection annually) that, if made or taken, could have the effect of discouraging or delaying a change in control.

Forward-looking Statements

        This prospectus, including the information incorporated by reference into this prospectus, contains statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "plan," "project," "may," "shall," "will," "outlook" and other similar expressions that predict or indicate future events and trends and which do not relate to historical matters. These statements include, among other things, statements regarding our intent, belief or expectations with respect to:

  •
  our potential development, redevelopment, acquisition or disposition of communities;

  •
  the timing and cost of completion of apartment communities under construction, reconstruction, development or redevelopment;

  •
  the timing of lease-up, occupancy and stabilization of apartment communities;

  •
  the pursuit of land on which we are considering future development;

  •
  the anticipated operating performance of our communities;

  •
  cost, yield, revenue, net operating income and earnings estimates;

  •
  our declaration or payment of distributions;

  •
  our joint venture and discretionary fund activities;

  •
  our policies regarding investments, indebtedness, acquisitions, dispositions, financings and other matters;

  •
  our qualification as a REIT under the Internal Revenue Code;

  •
  the real estate markets in Northern and Southern California and markets in selected states in the Mid-Atlantic, Midwest, New England, Metro New York/New Jersey and Pacific Northwest regions of the United States and in general;

  •
  the availability of debt and equity financing;

  •
  interest rates;

  •
  general economic conditions including potential impacts from the current economic conditions; and

  •
  trends affecting our financial condition or results of operations.

        We cannot assure the future results or outcome of the matters described in these statements; rather, these statements merely reflect our current expectations of the approximate outcomes of the matters discussed. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors, which we describe in "Risk Factors" elsewhere in this prospectus, may cause our actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements.

        In addition, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not undertake to update these forward-looking statements, and therefore they may not represent our estimates and assumptions after the date of this prospectus.

About this Prospectus

        This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell an indeterminate number or amount of any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

Where You Can Find More Information

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov or on our website located at http://www.avalonbay.com. The information on our website is not a part of this prospectus.

        In accordance with Section 2-210 of the Maryland General Corporation Law, our board of directors may authorize the issuance of some or all of the shares of any or all of our classes or series of stock without certificates. In addition, we have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See "Description of Preferred Stock" and "Description of Common Stock." Our charter imposes limitations on the ownership and transfer of our stock. See "Limits on Ownership of Stock." We will furnish a full statement of the relative rights and preferences of each class or series of our stock which has been so designated and any restrictions on the ownership or transfer of our stock to any stockholder upon request and without charge. Written requests for such copies should be directed to: AvalonBay Communities, Inc., 671 N. Glebe Road, Suite 800, Arlington, Virginia 22203, Attention: Chief Financial Officer.

        The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. AvalonBay's SEC file number is 001-12672. We are incorporating by reference the documents listed below, which were previously filed by us with the SEC:

  •
  Annual Report on Form 10-K for the year ended December 31, 2011 filed on February 27, 2012;

  •
  the description of the AvalonBay Communities, Inc. common stock in AvalonBay Communities, Inc.'s Registration Statement on Form 8-B filed on June 8, 1995; and

  •
  all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offering memorandum and prior to the termination of this offering, except as to any portion of any future report or document that is not deemed filed under such provisions.

        You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following: AvalonBay Communities, Inc., 671 N. Glebe Rd., Suite 800, Arlington, Virginia 22203, Attention: Chief Financial Officer. Our telephone number is 703-329-6300.

        This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

About AvalonBay Communities, Inc.

        AvalonBay Communities, Inc. is primarily engaged in developing, acquiring, owning and operating apartment communities in high barrier to entry markets of the United States. We believe that apartment communities are an attractive long-term investment opportunity compared to other real estate investments, because a broad potential resident base should help reduce demand volatility over a real estate cycle. However, throughout the real estate cycle, apartment market fundamentals, and therefore operating cash flows, are affected by overall economic conditions. We seek to create long-term shareholder value by accessing capital on cost effective terms; deploying that capital to develop, redevelop and acquire apartment communities in high barrier to entry markets; operating apartment communities; and selling communities when pricing is attractive or they no longer meet our long-term investment strategy. Barriers to entry in our markets generally include a difficult and lengthy entitlement process with local jurisdictions and dense urban or suburban areas where zoned and entitled land is in limited supply.

        Our strategy is to be leaders in multifamily market research, consumer insight, and capital allocation, delivering a range of multifamily offerings tailored to serve the needs of the most attractive customer segments in the best-performing submarkets of the United States. Our communities are predominately upscale, which generally command among the highest rents in their markets. We also pursue the ownership and operation of apartment communities that target a variety of customer segments and price points, consistent with our goal of offering a broad range of products and services.

        We regularly evaluate the allocation of our investments by the amount of invested capital and by product type within our individual markets, which are currently located in New England, the New York/New Jersey metro area, the Mid-Atlantic, the Midwest, the Pacific Northwest, and the Northern and Southern California regions of the United States. At the present time, we are no longer pursuing development or acquisition opportunities in the Midwest region, and we are currently marketing for sale, or have executed a sales contract, for two apartment communities, which includes one for one of our discretionary institutional real estate investment funds, and a land parcel located in that region. Should these assets sell during 2012, we would no longer have an investment interest in the Midwest region.

        As of January 31, 2012, we owned or held a direct or indirect ownership interest in 180 apartment communities containing 53,090 apartment homes in ten states and the District of Columbia, of which 19 communities were under construction and 13 communities were under redevelopment. Of these communities, 31 were owned by entities that were not consolidated for financial reporting purposes, including 27 owned by subsidiaries of our two institutional discretionary real estate investment funds. In addition, we owned a direct or indirect ownership interest in rights to develop an additional 32 wholly owned communities that, if developed in the manner expected, will contain an estimated 9,012 apartment homes.

        AvalonBay elected to qualify as a REIT for federal income tax purposes for the taxable year ended December 31, 1994 and has not terminated or revoked such election. As a REIT, with limited exceptions, we will not be taxed under federal and certain state income tax laws at the corporate level on our net income to the extent net income is distributed to our stockholders. We have historically made sufficient distributions to avoid tax on retained income, and we intend to make sufficient distributions to avoid income tax at the corporate level. While we believe that we are organized and qualified as a REIT and we intend to operate in a manner that will allow us to continue to qualify as a REIT, there can be no assurance that we will be successful in this regard. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, or the Code, for which there are limited judicial and administrative interpretations and involves the determination of a variety of factual matters and circumstances not entirely within our control.

        Our principal executive offices are located at Ballston Tower, 671 N. Glebe Road, Suite 800, Arlington, Virginia 22203, Attention: Chief Financial Officer. Our telephone number is 703-329-6300. Our website is located at www.avalonbay.com. Information on our website is not deemed to be a part of this prospectus supplement or the attached prospectus. Our common stock is listed on the NYSE under the symbol "AVB."

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

        Our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Ratios	1.71x	1.42x	1.27x	1.18x	1.89x

        The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries plus fixed charges less capitalized interest. Fixed charges consist of interest expense (including the amortization of debt issuance costs) and capitalized interest.

        The only series of preferred stock of AvalonBay that was outstanding during the previous five year period covered by the table above were 4,000,000 shares of 8.70% Series H Cumulative Redeemable Preferred Stock were issued in October 1998, all of which were redeemed in October 2008.

Ratios of Earnings to Fixed Charges

        Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Ratios	1.71x	1.42x	1.27x	1.25x	1.99x

        The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries plus fixed charges less capitalized interest. Fixed charges consist of interest expense (including the amortization of debt issuance costs) and capitalized interest.

How We Intend to Use the Proceeds

        Unless we provide otherwise in a supplement to this prospectus, we intend to use the net proceeds from the sale of the securities for one or more of the following:

  •
  working capital;

  •
  capital expenditures, including for the development and redevelopment of apartment communities;

  •
  repayment and refinancing of debt or redemption of prior issuances of preferred stock;

  •
  potential acquisitions; and

  •
  other general corporate purposes.

Description of the Debt Securities

        This prospectus describes the general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. You should read the indentures referenced below for a more complete understanding of the general terms and provisions described in this prospectus.

        The senior debt securities will be issued under an indenture, dated as of a date prior to such issuance, between us and The Bank of New York Mellon, as successor to State Street Bank and Trust Company, as trustee, as amended or supplemented from time to time. We will refer to any such indenture throughout this prospectus as the "senior indenture." The subordinated debt securities will be issued under a separate indenture, dated as of a date prior to such issuance, between us and the trustee. We will refer to any such indenture throughout this prospectus as the "subordinated indenture" and to a trustee under any senior or subordinated indenture as the "trustee." The senior indenture and the subordinated indenture are sometimes collectively referred to in this prospectus as the "indentures." The indentures will be subject to and governed by the Trust Indenture Act of 1939. We included copies of the indentures as exhibits to our registration statement and they are incorporated into this prospectus by reference. The following summarizes the material provisions of the indentures but may not contain all of the information that is important to you. Except as otherwise indicated, the terms of the indentures are identical. As used under this caption, the term "debt securities" includes the debt securities being offered by this prospectus and all other debt securities issued by us under the indentures.

  General

        The indentures:

  •
  do not limit the amount of debt securities that we may issue;

  •
  allow us to issue debt securities in one or more series;

  •
  do not require us to issue all of the debt securities of a series at the same time;

  •
  allow us to reopen a series to issue additional debt securities without the consent of the debt securityholders of such series; and

  •
  provide that the debt securities will be unsecured.

        Unless we give you different information in the prospectus supplement, the senior debt securities will be our unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Payments on the subordinated debt securities will be subordinated to the prior payment in full of all of our senior indebtedness, as described under "—Subordination" and in the applicable prospectus supplement.

        Each indenture provides that we may, but need not, designate more than one trustee under an indenture. Any trustee under an indenture may resign or be removed and a successor trustee may be appointed to act with respect to the series of debt securities administered by the resigning or removed trustee. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee. Except as otherwise indicated in this prospectus, any action described in this prospectus to be taken by each trustee may be taken by each trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.

        The prospectus supplement for each offering will provide the following terms, where applicable:

  •
  the title of the debt securities and whether they are senior or subordinated;

  •
  the aggregate principal amount of the debt securities being offered, the aggregate principal amount of the debt securities outstanding as of the most recent practicable date and any limit on their aggregate principal amount, including the aggregate principal amount of debt securities authorized;

  •
  the price at which the debt securities will be issued, expressed as a percentage of the principal;

  •
  the portion of the principal payable upon declaration of acceleration of the maturity, if other than the principal amount;

  •
  the date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable;

  •
  the fixed or variable interest rate or rates of the debt securities, or the method by which the interest rate or rates is determined;

  •
  the date or dates, or the method for determining the date or dates, from which interest will accrue;

  •
  the dates on which interest will be payable;

  •
  the record dates for interest payment dates, or the method by which we will determine those dates;

  •
  the persons to whom interest will be payable;

  •
  the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

  •
  any make-whole amount, which is the amount in addition to principal and interest that is required to be paid to the holder of a debt security as a result of any optional redemption or accelerated payment of such debt security, or the method for determining the make-whole amount;

  •
  the place or places where the principal of, and any premium (or make-whole amount) and interest on, the debt securities will be payable;

  •
  where the debt securities may be surrendered for registration of transfer or exchange;

  •
  where notices or demands to or upon us in respect of the debt securities and the applicable indenture may be served;

  •
  the times, prices and other terms and conditions upon which we may redeem the debt securities;

  •
  any obligation we have to redeem, repay or purchase the debt securities under any sinking fund or analogous provision or at the option of holders of the debt securities, and the times and prices at which we must redeem, repay or purchase the debt securities as a result of such an obligation;

  •
  the currency or currencies in which the debt securities are denominated and payable if other than United States dollars, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies and the terms and conditions relating thereto, and the manner of determining the equivalent of such foreign currency in United States dollars;

  •
  whether the principal of, and any premium (or make-whole amount) or interest on, the debt securities of the series are to be payable, at our election or at the election of a holder, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, and other related terms and conditions;

  •
  whether the amount of payments of principal of, and any premium (or make-whole amount) or interest on, the debt securities may be determined according to an index, formula or other method and how such amounts will be determined;

  •
  whether the debt securities will be in registered form, bearer form or both and (1) if in registered form, the person to whom any interest shall be payable, if other than the person in whose name the security is registered at the close of business on the regular record date for such interest, or (2) if in bearer form, the manner in which, or the person to whom, any interest on the security shall be payable if otherwise than upon presentation and surrender upon maturity;

  •
  any restrictions applicable to the offer, sale or delivery of securities in bearer form and the terms upon which securities in bearer form of the series may be exchanged for securities in registered form of the series and vice versa if permitted by applicable laws and regulations;

  •
  whether any debt securities of the series are to be issuable initially in temporary global form and whether any debt securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may or shall be required to exchange their interests for other debt securities of the series, and the manner in which interest shall be paid;

  •
  the identity of the depository for securities in registered form, if such series are to be issuable as a global security;

  •
  the date as of which any debt securities in bearer form or in temporary global form shall be dated if other than the original issuance date of the first security of the series to be issued;

  •
  the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

  •
  whether and under what circumstances we will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making such a payment;

  •
  the circumstances, if any, in the applicable prospectus supplement, under which beneficial owners of interests in the global security may obtain definitive debt securities and the manner in which payments on a permanent global debt security will be made if any debt securities are issuable in temporary or permanent global form;

  •
  any provisions granting special rights to holders of securities upon the occurrence of such events as specified in the applicable prospectus supplement;

  •
  the name of the applicable trustee and the nature of any material relationship with AvalonBay or with any of its affiliates, and the percentage of debt securities of the class necessary to require the trustee to take action;

  •
  any deletions from, modifications of, or additions to the events of default or covenants of AvalonBay, and any change in the right of any trustee or any of the holders to declare the principal amount of any of such debt securities due and payable; and

  •
  any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

        We may issue debt securities at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. We will refer to any such debt securities throughout this prospectus as "original issue discount securities." The applicable prospectus supplement will describe the federal income tax considerations and other relevant considerations applicable to original issue discount securities.

        Except as described under "—Merger, consolidation or sale of assets" or as may be set forth in any prospectus supplement, the debt securities will not contain any provisions that (1) would limit our ability to incur indebtedness or (2) would afford holders of debt securities protection in the event of (a) a highly leveraged or similar transaction involving us or any of our respective affiliates or (b) a change of control or reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the debt securities. In the future, we may enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation, that may have an adverse effect on our ability to service our indebtedness, including the debt securities, by, among other things, substantially reducing or eliminating our assets.

        Neither the Maryland General Corporation Law nor the governing instruments of AvalonBay define the term "substantially all" as it relates to the sale of assets. Additionally, Maryland cases interpreting the term "substantially all" rely upon the facts and circumstances of each particular case. Consequently, to determine whether a sale of "substantially all" of our assets has occurred, a holder of debt securities must review the financial and other information that we disclosed to the public. AvalonBay's charter contains restrictions on ownership and transfers of its stock that are designed to preserve its status as a REIT and to otherwise address concerns about concentration of ownership of our stock, and, therefore, it may prevent or hinder a change of control. See "Limits on Ownership of Stock."

        We will provide you with more information in the applicable prospectus supplement regarding any deletions, modifications, or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

  Payment

        Unless we give you different information in the applicable prospectus supplement, the principal of, and any premium (or make-whole amount) and interest on, any series of the debt securities will be payable at the corporate trust office of the trustee. We will provide you with the address of the trustee in the applicable prospectus supplement. We may also pay interest by mailing a check to the address of the person entitled to it as it appears in the applicable register for the debt securities or by wire transfer of funds to that person at an account maintained within the United States.

        All monies that we pay to a paying agent or a trustee for the payment of the principal of, and any premium (or make-whole amount) or interest on, any debt security will be repaid to us if unclaimed at the end of two years after the obligation underlying payment becomes due and payable. After funds have been returned to us, the holder of the debt security may look only to us for payment, without payment of interest for the period which we hold the funds.

  Denomination, interest, registration and transfer

        Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

        Subject to the limitations imposed upon debt securities that are evidenced by a computerized entry in the records of a depository company rather than by physical delivery of a note, a holder of debt securities of any series may:

  •
  exchange them for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and kind upon surrender of such debt securities at the corporate trust office of the applicable trustee or at the office of any transfer agent that we designate for such purpose; and

  •
  surrender them for registration of transfer or exchange at the corporate trust office of the applicable trustee or at the office of any transfer agent that we designate for such purpose.

        Every debt security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable trustee or transfer agent. Payment of a service charge will not be required for any registration of transfer or exchange of any debt securities, but we or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If in addition to the applicable trustee, the applicable prospectus supplement refers to any transfer agent initially designated by us for any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents for any series of debt securities.

        Neither we nor any trustee shall be required to:

  •
  issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day that the notice of redemption of any debt securities selected for redemption is mailed and ending at the close of business on the day of such mailing;

  •
  register the transfer of or exchange any debt security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part; and

  •
  issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

  Merger, consolidation or sale of assets

        The indentures provide that we may, without the consent of the holders of any outstanding debt securities, (1) consolidate with, (2) sell, lease or convey all or substantially all of our assets to, or (3) merge with or into, any other entity provided that:

  •
  either we are the continuing entity, or the successor entity, if other than us, assumes our obligations (A) to pay the principal of, and any premium and interest on, all of the debt securities and (B) to duly perform and observe all of our covenants and conditions contained in each indenture;

  •
  immediately after giving effect to the transaction and treating any indebtedness that becomes our obligation or the obligation of any of our subsidiaries as having been incurred by us or by such subsidiary at the time of the transaction, no event of default under the indentures, and no event which, after notice or the lapse of time, or both, would become such an event of default, occurs and continues; and

  •
  an officers' certificate and legal opinion covering such conditions are delivered to each trustee.

  Covenants

        Existence.    Except as permitted under "—Merger, consolidation or sale of assets," the indentures require us to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises. However, the indentures do not require us to preserve any right or franchise if we determine that any right or franchise is no longer desirable in the conduct of our business.

        Maintenance of properties.    If we determine that it is necessary in order to properly and advantageously carry on our business, the indentures require us to:

  •
  cause all of our material properties used or useful in the conduct of our business or the business of any of our subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment; and

  •
  cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof.

        However, the indentures do not prohibit us or our subsidiaries from selling or otherwise disposing of our respective properties for value in the ordinary course of business.

        Insurance.    The indentures require our insurable properties to be insured against loss or damage in an amount deemed reasonable by our board of directors with insurers of recognized responsibility.

        Payment of taxes and other claims.    The indentures require us to pay, discharge or cause to be paid or discharged, before they become delinquent:

  •
  all taxes, assessments and governmental charges levied or imposed on us, our subsidiaries or our subsidiaries' income, profits or property; and

  •
  all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our or our subsidiaries' property.

        However, we will not be required to pay, discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

        Provision of Financial Information.    The indentures require us, within 15 days of each of the respective dates by which we are required to file annual reports, quarterly reports and other documents with the SEC to:

  •
  mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we file with the SEC under Section 13 or Section 15(d) of the Exchange Act; and

  •
  supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder.

        Additional covenants.    The applicable prospectus supplement will set forth any additional covenants of AvalonBay relating to any series of debt securities.

  Events of default, notice and waiver

        Unless the applicable prospectus supplement states otherwise, when we refer to "events of default" as defined in the indentures with respect to any series of debt securities, we mean:

  •
  default in the payment of any installment of interest on any debt security of such series continuing for 30 days;

  •
  default in the payment of principal of, or any premium (or make-whole amount) on, any debt security of such series at its maturity;

  •
  default in making any sinking fund payment as required for any debt security of such series;

  •
  default in the performance or breach of any other covenant or warranty of AvalonBay contained in the indenture continuing for 60 days after written notice to AvalonBay as provided in the applicable indenture;

  •
  (1) a default under any bond, debenture or note having an aggregate principal amount of at least $25,000,000; or

  (2) a default under any indenture or instrument under which there may be issued, secured or evidenced any existing or later created indebtedness for money borrowed by us or our subsidiaries in an aggregate principal amount of at least $25,000,000,

  •
  if the default results in the indebtedness becoming or being declared due and payable prior to the date it otherwise would have, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 days after notice to the Company specifying such default;

  •
  bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of AvalonBay or any significant subsidiary of AvalonBay; and

  •
  any other event of default provided with respect to a particular series of debt securities.

        When we use the term "significant subsidiary," we refer to the meaning ascribed to such term in Rule 1-02 of Regulation S-X promulgated under the Securities Act.

        If an event of default occurs and is continuing with respect to debt securities of any series outstanding, then the applicable trustee or the holders of 25% or more in principal amount of the debt securities of that series will have the right to declare the principal amount of all the debt securities of that series to be due and payable. If the debt securities of that series are original issue discount securities or indexed securities, then the applicable trustee or the holders of 25% or more in principal amount of the debt securities of that series will have the right to declare the portion of the principal amount as may be specified in the terms thereof to be due and payable. However, at any time after such a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of at least a majority in principal amount of outstanding debt securities of such series or of all debt securities then outstanding under the applicable indenture may rescind and annul such declaration and its consequences if:

  •
  we have deposited with the applicable trustee all required payments of the principal, any premium (or make-whole amount), and interest, plus applicable fees, expenses, disbursements and advances of the applicable trustee; and

  •
  all events of default, other than the non-payment of accelerated principal, or a specified portion thereof, and any premium (or make-whole amount), have been cured or waived.

        The indentures also provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under the applicable indenture may on behalf of all holders waive any past default with respect to such series and its consequences, except a default:

  •
  in the payment of the principal, any premium (or make-whole amount) or interest;

  •
  in respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of the outstanding debt security that is affected by the default; or

  •
  in respect of a covenant or provision for the benefit or protection of the trustee, without its express written consent.

        The indentures require each trustee to give notice to the holders of debt securities within 90 days of a default unless such default has been cured or waived. However, the trustee may withhold notice if specified responsible officers of such trustee consider such withholding to be in the interest of the holders of debt securities. The trustee may not withhold notice of a default in the payment of principal, any premium or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series.

        The indentures provide that holders of debt securities of any series may not institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy under the indenture, unless the trustee fails to act for a period of 60 days after the trustee has received a written request to institute proceedings in respect of an event of default from the holders of 25% or more in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to the trustee. However, this provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium (or make-whole amount) and interest on, such debt securities at the respective due dates thereof.

        The indentures provide that, subject to provisions in each indenture relating to its duties in the case of a default, a trustee has no obligation to exercise any of its rights or powers at the request or direction of any holders of any series of debt securities then outstanding under the indenture, unless the holders have offered to the trustee reasonable security or indemnity. The holders of at least a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under an indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which:

  •
  is in conflict with any law or the applicable indenture;

  •
  may involve the trustee in personal liability; or

  •
  may be unduly prejudicial to the holders of debt securities of the series not joining the proceeding.

        Within 120 days after the close of each fiscal year, we will be required to deliver to each trustee a certificate, signed by one of several specified officers of AvalonBay stating whether or not that officer has knowledge of any default under the applicable indenture. If the officer has knowledge of any default, the notice must specify the nature and status of the default.

  Modification of the indentures

        The indentures provide that modifications and amendments may be made only with the consent of the affected holders of at least a majority in principal amount of all outstanding debt securities issued under that indenture. However, no such modification or amendment may, without the consent of the holders of the debt securities affected by the modification or amendment:

  •
  change the stated maturity of the principal of, or any premium (or make-whole amount) on, or any installment of principal of or interest on, any such debt security;

  •
  reduce the principal amount of, the rate or amount of interest on or any premium (or make-whole amount) payable on redemption of any such debt security;

  •
  reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

  •
  change the place of payment or the coin or currency for payment of principal of, or any premium (or make-whole amount) or interest on, any such debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

  •
  reduce the percentage in principal amount of any outstanding debt securities necessary to modify or amend the applicable indenture with respect to such debt securities, to waive compliance with particular provisions thereof or defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable indenture; and

  •
  modify any of the foregoing provisions or any of the provisions relating to the waiver of particular past defaults or covenants, except to increase the required percentage to effect such action or to provide that some of the other provisions may not be modified or waived without the consent of the holder of such debt security.

        The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with material restrictive covenants of the applicable indenture.

        AvalonBay and the respective trustee may make modifications and amendments of an indenture without the consent of any holder of debt securities for any of the following purposes:

  •
  to evidence the succession of another person to us as obligor under such indenture;

  •
  to add to the covenants of AvalonBay for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in such indenture;

  •
  to add events of default for the benefit of the holders of all or any series of debt securities;

  •
  to add or change any provisions of an indenture (1) to facilitate the issuance of, or to change or eliminate restrictions on the payment of principal of, or premium (or make-whole amount) or interest on, debt securities in bearer form, or (2) to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

  •
  to change or eliminate any provisions of an indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

  •
  to secure the debt securities;

  •
  to establish the form or terms of debt securities of any series;

  •
  to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

  •
  to cure any ambiguity, defect or inconsistency in an indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under such indenture; or

  •
  to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the outstanding debt securities of any series.

  Voting

        The indentures provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the indentures or whether a quorum is present at a meeting of holders of debt securities:

  •
  the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

  •
  the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the United States dollar equivalent, determined on the issue date for such debt security, of the principal amount or, in the case of an original issue discount security, the United States dollar equivalent on the issue date of such debt security of the amount determined as provided in the preceding bullet point;

  •
  the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided for such indexed security under such indenture; and

  •
  debt securities owned by us or any other obligor upon the debt securities or by any affiliate of ours or of such other obligor shall be disregarded.

        The indentures contain provisions for convening meetings of the holders of debt securities of a series. A meeting will be permitted to be called at any time by the applicable trustee, and also, upon request, by us or the holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in such indenture. Except for any consent that must be given by the holder of each debt security affected by the modifications and amendments of an indenture described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series represented at such meeting.

        Notwithstanding the preceding paragraph, except as referred to above, any resolution relating to a request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, of the aggregate principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of such specified percentage.

        Any resolution passed or decision taken at any properly held meeting of holders of debt securities of any series will be binding on all holders of such series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken relating to a consent or waiver which may be given by the holders of at least a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding such percentage will constitute a quorum.

        Notwithstanding the foregoing provisions, the indentures provide that if any action is to be taken at a meeting with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected by such action, or of the holders of such series and one or more additional series:

  •
  there shall be no minimum quorum requirement for such meeting; and

  •
  the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such indenture.

  Subordination

        Unless otherwise provided in the applicable prospectus supplement, subordinated securities will be subject to the following subordination provisions.

        Upon any distribution to our creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior debt. However, our obligation to make payments of the principal of and interest on such subordinated securities otherwise will not be affected. No payment of principal or interest will be permitted to be made on subordinated securities at any time if a default on senior debt exists that permits the holders of such senior debt to accelerate its maturity and the default is the subject of judicial proceedings or we receive notice of the default. After all senior debt is paid in full and until the subordinated securities are paid in full, holders of subordinated securities will be subrogated to the rights of holders of senior debt to the extent that distributions otherwise payable to holders of subordinated securities have been applied to the payment of senior debt. The subordinated indenture will not restrict the amount of senior debt or other indebtedness of AvalonBay and its subsidiaries. As a result of these subordination provisions, in the event of a distribution of assets upon insolvency, holders of subordinated securities may recover less, ratably, than our general creditors.

        "Senior Debt" will be defined in the applicable indenture as the principal of and interest on, or substantially similar payments to be made by us in respect of, the following, whether outstanding at the date of execution of the applicable indenture or subsequently incurred, created or assumed:

  •
  indebtedness incurred by us for money borrowed or represented by purchase-money obligations;

  •
  indebtedness incurred by us evidenced by notes, debentures, bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement;

  •
  our obligations as lessee under leases of property either made as part of any sale and leaseback transaction to which we are a party or otherwise;

  •
  indebtedness of partnerships and joint ventures which is included in our consolidated financial statements;

  •
  indebtedness, obligations and liabilities of others in respect of which we are liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which we have agreed to purchase or otherwise acquire; and

  •
  any binding commitment we have to fund any real estate investment or to fund any investment in any entity making such real estate investment.

        In each case, the following will not be Senior Debt:

  •
  any such indebtedness, obligation or liability referred to in the preceding clauses (1) that is outstanding and (2) the instrument creating or evidencing such indebtedness, obligation or liability provides that the same is not superior to or ranks on an equal basis with the subordinated securities with respect to right of payment;

  •
  any such indebtedness, obligation or liability that is subordinated to indebtedness incurred by us to substantially the same extent as or to a greater extent than the subordinated securities are subordinated; and

  •
  the subordinated securities.

        No restrictions will be included in any indenture relating to subordinated securities upon the creation of additional senior debt.

        If this prospectus is being delivered in connection with the offering of a series of subordinated securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter.

  Discharge, defeasance and covenant defeasance

        Unless otherwise indicated in the applicable prospectus supplement, the indentures allow us to discharge our obligations to holders of any series of debt securities issued under any indenture when:

  •
  either (1) all securities of such series have already been delivered to the applicable trustee for cancellation; or (2) all securities of such series have not already been delivered to the applicable trustee for cancellation but (a) have become due and payable, (b) will become due and payable within one year, or (c) if redeemable at our option, are to be redeemed within one year, and we have irrevocably deposited with the applicable trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable, an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and any premium or make-whole amount) and interest to the date of such deposit if such debt securities have become due and payable or, if they have not, to the stated maturity or redemption date;

  •
  we have paid or caused to be paid all other sums payable; and

  •
  we have delivered to the trustee an officers' certificate and an opinion of counsel stating the conditions to discharging the debt securities have been satisfied.

        Unless otherwise indicated in the applicable prospectus supplement, the indentures provide that, upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or government obligations, or both, applicable to such debt securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any premium (or make-whole amount) and interest on, such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor, we may elect either:

  •
  to defease and be discharged from any and all obligations with respect to such debt securities; or

  •
  to be released from our obligations with respect to such debt securities under the applicable indenture or, if provided in the applicable prospectus supplement, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such debt securities.

        Notwithstanding the above, we may not elect to defease and be discharged from the obligation to pay any additional amounts upon the occurrence of particular events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, or to hold monies for payment in trust.

        The indentures only permit us to establish the trust described in the paragraph above if, among other things, we have delivered to the applicable trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the indenture. In the event of such defeasance, the holders of such debt securities would be able to look only to such trust fund for payment of principal, any premium (or make-whole amount), and interest.

        When we use the term "government obligations," we mean securities that are:

  •
  direct obligations of the United States or the government that issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

  •
  obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States or other government that issued the foreign currency in which the debt securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States or such other government, which are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such government obligation or a specific payment of interest on or principal of any such government obligation held by such custodian for the account of the holder of a depository receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the government obligation or the specific payment of interest on or principal of the government obligation evidenced by such depository receipt.

        Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of such series is entitled to, and does, elect under the terms of the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or (b) a conversion event occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and premium (or make-whole amount) and interest on, such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate.

        When we use the term "conversion event," we mean the cessation of use of:

  •
  a currency, currency unit or composite currency both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

  •
  the European Currency Unit both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities; or

  •
  any currency unit or composite currency other than the European Currency Unit for the purposes for which it was established.

        Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, and premium, if any, and interest on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in United States dollars.

        In the event that (a) we effect covenant defeasance with respect to any debt securities and (b) such debt securities are declared due and payable because of the occurrence of any event of default, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and government obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. However, we would remain liable to make payments of such amounts due at the time of acceleration. Notwithstanding the first sentence of this paragraph, events of default in (b) above shall not include the event of default described in (1) the fourth bullet point under "—Events of default, notice and waiver" with respect to specified sections of an indenture or (2) the seventh bullet point under "—Events of default, notice and waiver" with respect to any other covenant as to which there has been covenant defeasance.

        The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

  Conversion rights

        The terms and conditions, if any, upon which the debt securities are convertible into common stock or preferred stock will be set forth in the applicable prospectus supplement. The terms will include whether the debt securities are convertible into shares of common stock or preferred stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the debt securities and any restrictions on conversion, including restrictions directed at maintaining our status as a REIT. If we issue debt securities that are convertible into shares of common stock or convertible into shares of preferred stock, in either case having rights, preferences or privileges with respect to voting, dividends, rights upon liquidation or otherwise that are on par with or senior to any class or series of common stock or preferred stock, then the rights of holders of such junior or parity classes or series of common stock or preferred stock may be materially adversely affected. In addition, the conversion of any such debt securities into common stock or preferred stock could result in the dilution of the holders of the then-existing shares of common stock or preferred stock.

  Global securities

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company (DTC), as depository. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depository arrangement with respect to a series of debt securities in the applicable prospectus supplement relating to such series. We expect that unless the applicable prospectus supplement provides otherwise, the following provisions will apply to depository arrangements.

        Once a global security is issued, the depository for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such global security to the accounts of participants that have accounts with such depository. Such accounts shall be designated by the underwriters, dealers or agents with respect to such debt securities or by us if we offer such debt securities directly. Ownership of beneficial interests in such global security will be limited to participants with the depository or persons that may hold interests through those participants.

        We expect that, under procedures established by DTC, ownership of beneficial interests in any global security for which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants with the depository) and records of participants (with respect to beneficial interests of persons who hold through participants with the depository). Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

        So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as described below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable indenture. Beneficial owners of debt securities evidenced by a global security will not be considered the owners or holders thereof under the applicable indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant with the depository, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the applicable indenture. We understand that, under existing industry practice, if DTC requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners through such participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

        Payments of principal of, and any premium (or make-whole amount) and interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the applicable indenture. Under the terms of the applicable indenture, we and the trustee may treat the persons in whose name debt securities, including a global security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities including principal, any premium (or make-whole amount) or interest. We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Redemption notices with respect to any debt securities represented by a global security will be sent to the depository or its nominee. If less than all of the debt securities of any series are to be redeemed, we expect the depository to determine the amount of the interest of each participant in such debt securities to be redeemed to be determined by lot. Neither we, the trustee, any paying agent nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such debt securities or for maintaining any records with respect thereto.

        Neither we nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of debt securities, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the SEC.

        If a depository for any debt securities is at any time unwilling, unable or ineligible to continue as depository and we do not appoint a successor depository within 90 days, we will issue individual debt securities in exchange for the global security representing such debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any of such debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing such debt securities. Individual debt securities so issued will be issued in denominations of $1,000 and integral multiples of $1,000.

        The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depository, or with a nominee for such depository, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities will be described in the applicable prospectus supplement.

  No Recourse

        There is no recourse under any obligation, covenant or agreement in the applicable indenture or with respect to any security against any of our or our successor's past, present or future stockholders, employees, officers or directors.

Description of Preferred Stock

        The following is a description of the material terms and provisions of our preferred stock. It may not contain all of the information that is important to you. Therefore, you should read our charter and bylaws before you purchase any shares of our preferred stock.

  General

        Under our charter, AvalonBay is authorized to issue 50,000,000 shares of preferred stock, none of which are currently outstanding.

        Shares of preferred stock may be issued from time to time, in one or more series, as authorized by our board of directors. Prior to the issuance of shares of each series, the board of directors is required by the Maryland General Corporation Law and our charter to fix for each series, subject to the provisions of the charter regarding excess stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The preferred stock will, when issued following the receipt of full consideration therefor, be fully paid and nonassessable and will have no preemptive rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then market price of such shares of common stock.

  Terms

        You should refer to the prospectus supplement relating to the offering of a series of preferred stock for the specific terms of that series, including:

  •
  its title and stated value;

  •
  the number of shares of preferred stock offered, the liquidation preference per share, if applicable, and the offering price;

  •
  the applicable dividend rate(s) or amount(s), period(s) and payment date(s) or method(s) of calculation thereof;

  •
  the date from which dividends on the preferred stock shall accumulate, if applicable;

  •
  any procedures for auction and remarketing;

  •
  any provision for a sinking fund;

  •
  any applicable provision for redemption;

  •
  any securities exchange listing;

  •
  the terms and conditions of conversion into common stock, including the conversion price or rate or manner of calculation thereof;

  •
  any other specific terms, preferences, rights, limitations or restrictions;

  •
  a discussion of applicable federal income tax considerations;

  •
  the relative ranking and preference as to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs;

  •
  any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs; and

  •
  any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

  Rank

        Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon a liquidation, dissolution or winding up of our affairs, rank:

  •
  senior to all classes and series of our common stock, and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs;

  •
  on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs; and

  •
  junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of our affairs.

        The term "equity securities" does not include convertible debt securities.

  Dividends

        Holders of the preferred stock of each series will be entitled to receive cash dividends when, as and if declared by our board of directors. We will pay dividends out of assets that are legally available for payment of dividends. We will specify the rate(s) or amount(s) of dividends and the dates that we will pay dividends in the applicable prospectus supplement. Dividends will be payable to holders of record as they appear on our stock transfer books on such record dates as fixed by our board of directors.

        Dividends on any series of the preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of that series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date. Accordingly, we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment date.

        If preferred stock of any series is outstanding, we will not declare, pay or set aside funds to pay dividends on any other series of our stock ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless:

  •
  if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on the preferred stock of such series for all past dividend periods and the then current dividend period; or

  •
  if that series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the preferred stock of such series for the then current dividend period.

        We must declare all dividends pro rata on all series of preferred stock that rank on a parity with the series of preferred stock upon which we paid dividends if we did not pay or set aside funds to pay dividends on the series of preferred stock in full. We must declare dividends pro rata to ensure that the amount of dividends declared per share of preferred stock bears in all cases the same ratio that accrued dividends per share of preferred stock bears to each other. We will not accumulate unpaid dividends for prior dividend periods with respect to accrued dividends on preferred stock that does not have cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any payments that may be in arrears.

        Except as provided in the immediately preceding paragraph, unless:

  •
  if such series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends for all past dividend periods and the then current dividend period; or

  •
  if such series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends for the then current dividend period, we will not: (1) declare, pay or set aside funds to pay dividends or declare or make any other distribution upon the common stock or any other shares of our stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation; (2) redeem, purchase or otherwise acquire for any consideration any common stock, or any other shares of our stock ranking junior to or on a parity with the preferred stock of such series as to dividends; nor (3) pay any monies to or make any monies available for a sinking fund to redeem any such shares, except by conversion into or exchange for other shares of our capital stock ranking junior to the preferred stock of such series as to dividends or liquidation. Notwithstanding the preceding sentence, we may declare or set aside dividends in common stock or other shares of stock ranking junior to the preferred stock of such series as to dividends and upon liquidation.

        Any dividend payment we make on a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption

        If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

        The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares that will be redeemed in each year commencing after a specified date at a specified redemption price per share, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. Unless the shares have a cumulative dividend, such accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods. We may pay the redemption price in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of our stock, the terms of such preferred stock may provide that, if no such shares of our stock have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock will automatically and mandatorily convert into the applicable shares of our stock under the conversion provisions specified in the applicable prospectus supplement.

        Notwithstanding the foregoing, we will not redeem any preferred stock of a series unless:

  •
  if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on the preferred stock for the past and current dividend periods; or

  •
  if that series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the preferred stock for the current dividend period.

        However, in no case will we redeem any preferred stock of a series unless we redeem all outstanding preferred stock of the series simultaneously.

        In addition, except as described below, we will not acquire any preferred stock of a series unless:

  •
  if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on all outstanding shares of such series of preferred stock for all past dividend periods and the then current dividend period; or

  •
  if that series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the preferred stock of such series for the then current dividend period.

        However, at any time we may purchase or acquire preferred stock of that series (1) to preserve our status as a REIT, (2) in accordance with a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series or (3) by conversion into or exchange for shares of our capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation.

        If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares that may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder or by any other equitable manner that we determine. Such determination will reflect adjustments to avoid redemption of fractional shares.

        We will mail notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock to be redeemed at the address shown on our stock transfer books. Each notice shall state:

  •
  the redemption date;

  •
  the number of shares and series to be redeemed;

  •
  the redemption price;

  •
  the place or places where certificates are to be surrendered for payment of the redemption price;

  •
  that dividends on the shares to be redeemed will cease to accrue from and after the redemption date;

  •
  the date upon which the holder's conversion rights, if any, as to the shares shall terminate; and

  •
  the specific number of shares to be redeemed from each the holder if fewer than all the shares of any series are to be redeemed.

        If notice of redemption has been given and we have set aside the funds necessary for the redemption in trust for the benefit of the holders of any shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on those shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

  Liquidation preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before we make any distribution or payment to the holders of any common stock or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of each series of preferred stock will be entitled to receive, out of assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share set forth in the applicable prospectus supplement, plus any accrued and unpaid dividends thereon. Such dividends will not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods. After full payment of their liquidating distributions, holders will have no right or claim to any of our remaining assets. Upon any such voluntary or involuntary liquidation, dissolution or winding up, if our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

        Upon liquidation, dissolution or winding up and if we have made liquidating distributions in full to all holders of preferred stock, we will distribute our remaining assets among the holders of any other classes or series of capital stock ranking junior to the preferred stock according to their respective rights and preferences and, in each case, according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our assets or business will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

  Voting rights

        Holders of preferred stock will have no voting rights, except as described in the next paragraph, as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

        Unless otherwise provided for any series of preferred stock, so long as any preferred stock of a series remains outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the preferred stock of such series outstanding at the time, given in person or by proxy, either in writing or at a meeting with each of such series voting separately as a class:

  •
  authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to such series of preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any of our authorized shares of capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

  •
  amend, alter or repeal the provisions of our charter or the amendment to our charter designating the terms for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

The occurrence of any of the events described above in the immediately preceding bullet shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of preferred stock, provided that, the preferred stock remains outstanding with the terms thereof materially unchanged, or, if we are not the surviving entity in such transaction, the preferred stock is exchanged for a security of a surviving entity with terms that are materially the same as the preferred stock. In addition, any increase in the amount of (1) authorized preferred stock or the creation or issuance of any other series of preferred stock, or (2) authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, we have redeemed or called for redemption all outstanding shares of such series of preferred stock and, if called for redemption, have deposited sufficient funds in trust to effect such redemption.

  Conversion rights

        The terms and conditions upon which any series of preferred stock may be convertible into common stock will be set forth in the applicable prospectus supplement relating to the offering of the series of preferred stock. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, rate or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at our option or at the holders' option, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption.

  Restrictions on ownership

        For us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by or for five or fewer individuals at any time during the last half of a taxable year. To assist us in meeting this requirement, we may take actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any of our preferred stock. Therefore, the amendment to our charter designating each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock. See "Limits on Ownership of Stock."

  Transfer agent

        The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

Description of Common Stock

        The following is a description of the material terms and provisions of our common stock. You should read our charter and bylaws in their entirety before you purchase any shares of our common stock.

  General

        Under our charter, we have authority to issue 140,000,000 shares of common stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for our debts or obligations. As of January 31, 2012, we had 95,208,685 shares of common stock issued and outstanding. Our common stock is listed on the NYSE under the symbol "AVB."

  Dividends

        Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding excess stock, which are described below, holders of shares of our common stock will be entitled to receive dividends on shares of common stock out of assets that we may legally use to pay dividends, if and when they are authorized and declared by our board of directors.

  Voting rights

        Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of common stock have the exclusive power to vote on all matters presented to our stockholders, including the election of directors. Holders of common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors, and, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, the affirmative vote of the holders of a majority of all outstanding shares of common stock is required to elect a director.

  Liquidation/dissolution rights

        Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding excess stock, holders of shares of our common stock share in the same proportion as our other stockholders in the assets that we may legally use to pay distributions in the event we are liquidated, dissolved or our affairs are wound up after we pay or make adequate provision for all of our known debts and liabilities.

  Other rights

        Subject to the preferential rights of any other class or series of stock and to provisions of our charter regarding excess stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights. Furthermore, holders of shares of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

        Under Maryland law, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a different percentage is set forth in the corporation's charter, which percentage shall not in any event be less than a majority of all of the shares entitled to vote on such matter. Our charter provides that whenever any vote of the holders of voting stock is required to amend or repeal any provision of the charter, then in addition to any other vote of the holders of voting stock that is required by the charter, (1) the affirmative vote of the holders of a majority of our outstanding shares of stock entitled to vote on such amendment or repeal, voting together as a single class, and (2) the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote thereon as a class are required. However, with respect to the amendment or repeal of any of the provisions of our charter relating to the resignation or removal of directors, vacancies on the board of directors, independent directors, the rights and powers of our company, the board of directors and officers, and the limitation of liability of directors and officers, the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of the holders of not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, shall be required.

  Restrictions on ownership

        For us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by or for five or fewer individuals at any time during the last half of a taxable year. To assist us in meeting this requirement, we may take actions such as the automatic conversion of shares in excess of this ownership restriction into shares of excess stock to limit the beneficial ownership of our outstanding equity securities, directly or indirectly, by one individual. See "Limits on Ownership of Stock."

  Transfer Agent

        The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services, New York, New York.

Limits on Ownership of Stock

  Ownership limits

        For us to qualify as a REIT under the Internal Revenue Code, among other things, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by or for five or fewer individuals at any time during the last half of a taxable year. Additionally, the shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. To protect us against the risk of losing our status as a REIT due to a concentration of ownership among our stockholders, and to otherwise address concerns related to concentrated ownership of capital stock, our charter provides that no person may own (directly, indirectly by virtue of the attribution provisions of the Internal Revenue Code, or beneficially under Rule 13d-3 of the Securities Exchange Act) more than 9.8% of any class or series of our stock (15% for some entities as described below). Notwithstanding the preceding sentence, the board of directors at its option and in its sole discretion may approve ownership greater than the applicable ownership limitation by selected persons or entities. Our board of directors does not expect that it would waive the applicable ownership limit unless the board of directors receives evidence to its satisfaction that the waiver of the limit will not jeopardize our status as a REIT, and the board of directors also decides that the waiver is in our stockholders' best interests. Any transfer of shares of stock, including any security convertible into shares of stock, shall be void and have no effect if it: (1) would create a direct or indirect ownership of shares of stock in excess of the applicable ownership limit, absent a valid waiver of this ownership limit or (2) would result in our disqualification as a REIT, including any transfer that would (a) result in the shares of stock being owned by fewer than 100 persons, (b) result in us being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or (c) result in us constructively owning 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code. In addition, if any purported transfer of stock or any other event would otherwise result in any person violating the applicable ownership limit, then the purported transfer will be void and of no force or effect with respect to the intended transferee as to that number of shares in excess of the ownership limit. The intended transferee will acquire no right or interest in the excess shares; or, in the case of any event other than a purported transfer, the person holding record title to any shares in excess of the ownership limit shall cease to own any right or interest in the excess shares. In both cases, neither the intended transferee nor the person holding record title to any shares in excess of the ownership limit shall have any right to: (1) transfer or otherwise dispose of the excess stock, (2) vote the excess stock or (3) receive any dividend or distribution paid with respect to the excess stock, as further explained below.

        Under the Internal Revenue Code, some types of entities, which includes pension plans described in Section 401(a) of the Internal Revenue Code and mutual funds registered under the Investment Company Act of 1940, will be looked through for purposes of the five or fewer test described above.

Our charter limits these pension plans and mutual funds to owning no more than 15% of any class or series of our stock.

  Shares owned in excess of the ownership limit

        Stock owned, or deemed to be owned, or proposed to be transferred to a stockholder in excess of the ownership limit will be converted automatically into shares of excess stock and will be transferred, by operation of law, to a trust, the beneficiary of which shall be a qualified charitable organization selected by us. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the shares of excess stock to a person who could own the shares without violating the ownership limit and distribute to the proposed transferee an amount equal to the lesser of (1) the price paid by the proposed transferee for the shares of excess stock or (2) the sales proceeds received by the trust for the shares of excess stock. In the case of any excess stock resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the excess stock to a qualified person or entity and distribute to the person holding record title to the shares in excess of the ownership limit an amount equal to the lesser of (A) the fair market value of the excess stock as of the date of the event or (B) the sales proceeds received by the trust for the excess stock. In either case, any proceeds in excess of the amount distributable to the proposed transferee or person holding record title to the shares in excess of the ownership limit, as applicable, will be distributed to the beneficiary of the trust.

        Upon the transfer of shares of excess stock by the trustee, the shares shall be converted automatically into an equal number of shares of the same class and series that were converted into the excess stock, and the shares of excess stock will be automatically retired and canceled and will thereupon be restored to the status of authorized but unissued shares of excess stock. Prior to a sale of any excess stock by the trustee, the trustee will be entitled to receive in trust for the beneficiary, all dividends and other distributions paid with respect to the excess stock. In addition, while the shares of excess stock are held in trust, the holder of shares will not be entitled to vote such shares, except when Maryland law mandates class voting rights. In the event voting rights are mandated by Maryland law, the trustee shall be entitled to vote the shares of excess stock.

        Neither the proposed transferee nor any person holding record title to any excess stock shall have any right to receive any dividend or distribution paid with respect to the excess stock. Any dividend or distribution paid on excess stock prior to discovery by us of the violation of the applicable ownership limit shall be repaid to us. In addition, neither the proposed transferee nor any person holding record title to any excess stock shall have any voting rights with respect to the excess stock. Any vote of any excess stock prior to discovery by us of the violation of the applicable ownership limit shall, subject to applicable law, be rescinded and deemed void and shall be recast by the trustee acting for the benefit of the beneficiary; provided, however, that such vote shall not be rescinded and recast if we have already taken irreversible corporate action. Shares of excess stock are not treasury stock, but rather constitute a separate class of issued and outstanding stock.

  Right to purchase excess stock

        In addition to the foregoing transfer restrictions, we have the right for a period of 90 days to purchase all or any portion of the excess stock from the proposed transferee or any person holding record title to any excess stock for a price per share equal to the lesser of:

  (1)
  the price per share initially paid for the stock by the proposed transferee or, in the case of excess stock resulting from any event other than a transfer or from a transfer for no consideration (such as a gift), the average of the closing price per share for the class of shares from which the shares of excess stock were converted for the five consecutive trading days ending on the date of such event or transfer, as applicable; or

  (2)
  the average closing price per share for the class or series of shares from which the shares of excess stock were converted for the five consecutive trading days ending on the date we elect to purchase the shares.

The 90-day period begins on the date of the purported transfer or non-transfer event that violated the applicable ownership limit if the proposed transferee or person holding record title to any excess stock gives notice to us of the transfer or non-transfer event, as applicable, or if no notice is given, the date our board of directors determines that such a transfer has been made or such a non-transfer event has occurred.

  General

        The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT. The board may, in its sole discretion, waive the ownership limits if evidence is presented that such ownership of shares in excess of the ownership limit will not jeopardize our qualification as a REIT and the board otherwise decides in its sole discretion that such action is in our stockholders' best interest.

        Our stockholders are required to disclose to us in writing any information with respect to their ownership of our stock that we may request in order to determine our status as a REIT and to ensure compliance with the ownership limits.

        The ownership limits may have the effect of delaying, deferring or preventing a change of control of our company.

Federal Income Tax Considerations and Consequences of Your Investment

        The following is a summary of certain material U.S. federal income tax considerations relating to our qualification as a REIT and the ownership and disposition of shares of our common stock. If we offer shares of our preferred stock or debt securities pursuant to the prospectus, the applicable prospectus supplement will describe certain material U.S. federal income tax considerations relating to the ownership and disposition of those shares of preferred stock or debt securities.

        Because this is a summary that is intended to address only certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock that will apply to all stockholders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

  •
  the tax consequences to you may vary depending on your particular tax situation;

  •
  special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, a pass-through entity or investor in such entities, a person holding shares of our common stock as part of a short sale, hedge, conversion, straddle, constructive sale or other integrated transaction for U.S. federal income tax purposes, a person subject to the alternative minimum tax, a U.S. stockholder whose "functional currency" (as defined in Section 985 of the Code) is not the U.S. dollar, or otherwise subject to special tax treatment under the Code;

  •
  this summary does not address state, local or non-U.S. tax considerations;

  •
  this summary deals only with common stockholders that hold common stock as a "capital asset" within the meaning of Section 1221 of the Code; and

  •
  this discussion is not intended to be, and should not be construed as, tax advice.

        You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

        The information in this section is based on the current Code, applicable Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS"), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Those authorities may be changed, possibly retroactively, or may be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those summarized below. Thus, it is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS. The following discussion describes the tax rules applicable to REITs as in effect as of the date of this prospectus and, with limited exceptions, does not address any rules that may have applied to us during prior periods.

Taxation of AvalonBay as a REIT

        We have elected to be taxed as a REIT under the Code. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

        We believe that we are organized and have operated, and we intend to continue to operate, in a manner allowing us to qualify as a REIT, but there can be no assurance that we have qualified or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code, as in effect for each applicable taxable period. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that our actual operating results have satisfied or will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

        So long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net income that is distributed currently to our stockholders. This treatment substantially eliminates "double taxation" (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax as follows:

  •
  we will be taxed at regular corporate rates on any undistributed "REIT taxable income." REIT taxable income is the taxable income of the REIT, subject to specified adjustments, including a deduction for dividends paid;

  •
  under some circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference;

  •
  if we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income;

  •
  our net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business unless such property has been held by us for two years or more and certain other requirements are satisfied;

  •
  if we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability;

  •
  if we fail to satisfy any of the asset tests (other than a failure by a de minimis amount of the 5% or 10% asset tests) and we qualify for and satisfy certain cure provisions, then we will have to pay an excise tax equal to the greater of (1) $50,000 and (2) an amount determined by multiplying (x) the net income generated during a specified period by the assets that caused the failure by (y) the highest U.S. federal income tax rate applicable to corporations;

  •
  if we fail to satisfy any REIT requirements other than the income test or asset test requirements and we qualify for a reasonable cause exception, then we may retain our REIT qualification, but we will have to pay a penalty equal to $50,000 for each such failure;

  •
  we will be subject to a nondeductible 4% excise tax on the excess of the required distributions over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

  (1)
  85% of our REIT ordinary income for the year;

  (2)
  95% of our REIT capital gain net income for the year; and

  (3)
  any undistributed taxable income from prior taxable years;

  •
  we will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties;

  •
  if we should acquire any asset from a "C" corporation in a carry-over basis transaction and we subsequently recognize gain on the disposition of such asset during the ten-year recognition period beginning on the date on which we acquired the asset, then, to the extent of any built-in gain, such gain will be subject to tax at the highest regular corporate rate. Built-in gain is the excess of (x) the fair market value of the asset as of the beginning of the applicable recognition period over (y) the adjusted basis in such asset as of the beginning of such recognition period;

  •
  income earned by our taxable REIT subsidiaries will be subject to tax at regular corporate rates; and

  •
  we may be required to pay penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders.

        Requirements for qualification as a REIT.    We elected to be taxable as a REIT for U.S. federal income tax purposes for our taxable year ended December 31, 1994 and for all subsequent taxable years. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and distributions of income to stockholders.

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

  (4)
  that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding shares of which is owned during the last half of each taxable year, directly or indirectly, by five or fewer individuals, as defined in the Code to include specified entities;

  (7)
  that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

  (8)
  that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and

  (9)
  that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

        We believe that we have issued sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of shares of common stock and preferred stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

        To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

        To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we have retained any non-REIT earnings and profits at year-end and therefore believe that we satisfy this requirement.

        Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of AvalonBay will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

        Taxable REIT Subsidiaries.    A "taxable REIT subsidiary" of AvalonBay is a corporation in which we directly or indirectly own stock and that elects, together with us, to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing more than 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular "C" corporation.

        Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. A taxable REIT subsidiary also can recognize income that would be subject to the 100% prohibited transaction tax, or income that would be nonqualifying income under the gross income tests, if earned by a REIT. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income tax. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

        Ownership of Partnership Interests by a REIT.    A REIT that is a partner in a partnership (or a member in a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, our proportionate share of the assets and items of income of any entity taxable as a partnership for U.S. federal income tax purposes in which we hold an interest will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this prospectus. The assets, liabilities and items of income of any partnership in which we own an interest include such entity's share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest.

        Income Tests Applicable to REITs.    To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate assets, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, income and gain derived from foreclosure property, or from some types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities. See "—Hedging Transactions and Foreign Currency Gains".

        Rents received by us will qualify as rents from real property for purposes of the REIT gross income tests described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a "related party tenant" (as defined below) will not qualify as rents from real property for purposes of the REIT gross income tests unless the tenant is a taxable REIT subsidiary and (1) at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (2) the property leased to the taxable REIT subsidiary is a hotel or a health care facility and certain other requirements are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

        Generally, for rents to qualify as rents from real property for purposes of the REIT gross income tests, we may provide directly only an insignificant amount of services, unless those services are "customarily furnished or rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Accordingly, we may not provide "impermissible tenant services" to tenants (except through an independent contractor from whom we derive no income and that meets other requirements or through a taxable REIT subsidiary) without giving rise to "impermissible tenant service income." Impermissible tenant service income is deemed to be at least 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not "taint" the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

        We have provided and expect to continue to provide services at our multifamily apartment communities. We believe that the services with respect to our communities that have been and will be provided by us directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants, or, if considered impermissible tenant services, income from the provision of such services with respect to a given property has not and will not jeopardize our status as a REIT. We believe that any services with respect to our communities that may not be provided by us directly without jeopardizing our status as a REIT have been, and, if applicable, will continue to be, performed by independent contractors or taxable REIT subsidiaries.

        We may in the future acquire equity interests in additional taxable REIT subsidiaries, which do not qualify as real estate assets under the REIT rules. Gain from a sale or other taxable disposition of these interests will qualify under the 95% income test, but not the 75% income test. Our need to satisfy the asset tests and the 75% income test may adversely affect the time at which we choose to sell or dispose of one or more of these investments, depending on the appreciation of these equity interests, if any.

        We have earned and continue to earn amounts of nonqualifying income. For example, we earn fees related to the development and management of properties that are not wholly-owned by us. We believe that the amount of nonqualifying income generated from these and certain other activities has not affected and will not affect our ability to meet the gross income tests.

        Any gain we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless such property has been held by us for two years and certain other requirements are satisfied or the gain is realized in a taxable REIT subsidiary. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. We generally intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties, consistent with our investment objectives. We cannot provide any assurance, however, that the IRS might not contend that one or more of these sales are subject to the 100% penalty tax. We intend to hold assets developed or held for sale in taxable REIT subsidiaries. Although a taxable REIT subsidiary is not subject to the 100% penalty tax, it does pay tax on its taxable income and gains at regular corporate rates.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect and, following our identification of such failure for any taxable year, we file a schedule describing each item of our gross income for such taxable year described in the gross income tests in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If we are not entitled to relief under these provisions, we will fail to qualify as a REIT. As discussed under "—Taxation of AvalonBay as a REIT" even if these relief provisions apply, we would be subject to tax to the extent we fail to meet the REIT gross income tests.

        Asset Tests Applicable to REITs.    At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

  (1)
  at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. Real estate assets include, for this purpose, stock or debt instruments held for less than one year that are purchased with the proceeds from an offering of our shares or a public offering of our debt with a term of five years or more;

  (2)
  not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

  (3)
  except for investments in qualified REIT subsidiaries, taxable REIT subsidiaries, equity interests in REITs or other securities that qualify as "real estate assets" for purposes of the test described in clause (1): the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets; we may not own securities possessing more than 10% of the voting power of any one issuer's outstanding securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

  (4)
  not more than 25% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

        Securities for purposes of the asset tests may include debt securities. However, the 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT's interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (2) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

        We believe that we have complied with the applicable asset tests with respect to each such issuer. In this regard, however, we cannot provide any assurance that the IRS might not disagree with our determinations.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy any of the asset tests (other than the 10% voting limitation) at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy any such asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests.

        Moreover, if we fail to satisfy any of the asset tests at the end of a calendar quarter during a taxable year and such failure is not cured within 30 days as described above, we will not lose our REIT status if one of the following additional exceptions applies: (1) the failure is due to a violation of the 5% or 10% asset tests and is "de minimis" (for this purpose, a "de minimis" failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million) and we either dispose of the assets that caused the failure or otherwise satisfy any of the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred; or (2) the failure is due to a violation of any of the asset tests (other than "de minimis" violations of the 5% or 10% asset tests) and all of the following requirements are satisfied: (i) the failure is due to reasonable cause and not willful neglect, (ii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, and (iii) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred. If we must rely on the reasonable cause exception for "de minimis" failures, we must pay an excise tax equal to the greater of (x) $50,000 and (y) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations.

        Foreclosure Property.    Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

        Hedging Transactions and Foreign Currency Gains.    We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury regulations, any income from a hedging transaction which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% income tests, provided that the hedging transaction is entered into after July 30, 2008 (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by us to acquire or carry real estate assets or (2) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT. In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided we do not deal in or engage in substantial and regular trading in securities.

        Annual Distribution Requirements Applicable to REITs.    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset when we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income under Treasury regulations. See "—Taxation of AvalonBay as a REIT" for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

        We believe that we have made and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements.

        Generally, we anticipate having sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may choose to retain cash to fund capital projects or future operations or may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, in part due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and the deduction of such expenses in arriving at our taxable income, or as a result of nondeductible expenses such as principal amortization or capital expenditures in excess of noncash deductions. In such event, we may find it necessary to arrange for borrowings or pay taxable stock dividends in order to meet the distribution requirement.

        Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as "deficiency dividends." Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on these retained amounts at regular corporate tax rates.

        We will be subject to a nondeductible 4% excise tax on the excess of the required distributions over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

  (1)
  85% of our REIT ordinary income for the year;

  (2)
  95% of our REIT capital gain net income for the year; and

  (3)
  any undistributed taxable income from prior taxable years.

        A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any such retained amounts would be treated as having been distributed.

        Record-Keeping Requirements.    We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

        Failure of AvalonBay to Qualify as a REIT.    If we fail to satisfy any REIT requirements (other than the income test or asset test requirements, to which specific cure provisions apply), we generally will avoid disqualification as a REIT if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 with respect to such failure. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

        If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates, including any applicable alternative minimum tax. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as dividend income. Subject to limitations of the Code, corporate stockholders may be eligible for the dividends-received deduction and non-corporate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains under the provisions of Section 1(h)(11) of the Code, effective for taxable years beginning before January 1, 2013, unless extended by Congress. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of U.S. Stockholders

        When we refer to a U.S. stockholder, we mean a beneficial owner of our common stock that is, for United States federal income tax purposes:

  (1)
  a citizen or resident, as defined in Code Section 7701(b), of the United States;

  (2)
  a corporation, or other entity treated as a corporation for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

  (3)
  an estate the income of which is subject to federal income taxation regardless of its source; or

  (4)
  a trust that is subject to the primary supervision of a United States court and the control of one or more U.S. persons or that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code.

        Generally, in the case of a partnership (or other entity treated as such for federal income tax purposes) that holds our common stock, any partner that would be a U.S. stockholder if it held the common stock directly is also a U.S. stockholder. A "non-U.S. stockholder" is a holder that is a nonresident alien individual or a foreign corporation for U.S. federal income tax purposes.

        Distributions by AvalonBay.    So long as we qualify as a REIT, distributions to U.S. stockholders out of our current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as dividend income. In general, our dividends will not be eligible for the dividends received deduction generally available for corporations and will not qualify for treatment as qualified dividend income taxed as net capital gain by non-corporate stockholders. U.S. stockholders should be aware that, unless extended by Congress, the preferential treatment of qualified dividend income will not apply for taxable years beginning after December 31, 2012. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted tax basis of the stockholder's shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed a U.S. stockholder's adjusted basis in its shares will be treated as gain from the sale or exchange of such shares, taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and our stockholders will be treated as having received the dividend, on December 31 of the year in which the dividend was declared. The above applies regardless of whether the distributions by us are reinvested pursuant to the Dividend Reinvestment and Stock Purchase Plan. This discussion applies equally to distributions payable in cash and taxable stock distributions.

        We may elect to designate distributions of our net capital gain as "capital gain dividends." Capital gain dividends generally are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. stockholder has held its shares. Designations made by us will be effective only to the extent that they comply with the principles of Revenue Ruling 89-81, which require that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

        Instead of paying capital gain dividends, we may choose to retain all or part of our net capital gain and designate such amount as "undistributed capital gain." We will be subject to tax at regular corporate rates on any undistributed capital gains and our earnings and profits will be adjusted appropriately. On such a designation, a U.S. stockholder:

  (1)
  will include in its income as long-term capital gains its proportionate share of such undistributed capital gains;

  (2)
  will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by us exceeds the U.S. stockholder's tax liability on the undistributed capital gains; and

  (3)
  will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid.

        We will classify portions of any designated capital gain dividend or undistributed capital gains as either (1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 15% (20% for taxable years beginning on or after January 1, 2013) or (2) an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%. We must determine the maximum amounts that we may designate as 15% (20%) and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate in excess of 25%.

        Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of shares of our common stock will not be treated as passive activity income, and as a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. In addition, with respect to our non-corporate U.S. stockholders, dividends (other than capital gain dividends and dividends taxed at net capital gains rates) generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends and capital gains from the disposition of shares of our common stock as investment income for purposes of the investment interest limitation, in which case such amounts otherwise taxable as capital gains will be taxed at ordinary income rates. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

        Sales of Shares.    Upon any taxable sale or other disposition of shares, a U.S. stockholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (x) the amount of cash and the fair market value of any property received on the sale or other disposition and (y) the holder's adjusted basis in the shares for tax purposes. This gain or loss will be a capital gain or loss if the shares have been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder's holding period in the shares (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder's tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate stockholders) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." Stockholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. stockholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common stock. In general, any loss recognized by a U.S. stockholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. stockholder from us that were required to be treated as long-term capital gains. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the date of disposition.

        Medicare Tax on Unearned Income.    For taxable years beginning after December 31, 2012, a U.S. stockholder that is an individual is subject to a 3.8% tax on the lesser of (1) his or her "net investment income" for the relevant taxable year or (2) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual's U.S. federal income tax filing status). A similar regime applies to certain estates and trusts. Net investment income generally would include dividends on our common stock and gain from the sale of our common stock. If you are a U.S. investor that is an individual, an estate or a trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our common stock.

Taxation of Tax-Exempt Stockholders

        Provided that a tax-exempt stockholder has not held its common stock as "debt financed property" within the meaning of the Code, the dividend income from our company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, gain from the sale of shares will not constitute UBTI unless the tax-exempt stockholder has held its shares as debt financed property within the meaning of the Code or is a dealer in the shares.

        However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our company will generally constitute UBTI; however, an organization exempt under Section 501(c)(9), (c)(17) or (c)(20) of the Code may reduce UBTI if it properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt stockholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code and holds more than 10%, by value, of the interests in the REIT.

        Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "pension trusts."

        A REIT is a pension-held REIT if it meets the following two tests:

  (1)
  it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

  (2)
  either (a) at least one pension trust holds more than 25% of the value of the REIT's stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT's shares, collectively owns more than 50% of the value of the REIT's shares.

        For pension-held REITs, the percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies, in which case no dividends are treated as UBTI, where this percentage is less than 5% for any taxable year. Before investing in our common stock, a tax-exempt stockholder should consult its tax advisors with regard to UBTI and the suitability of an investment in our common stock.

U.S. Taxation of non-U.S. Stockholders

        Distributions by AvalonBay.    Distributions by us to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by us of "U.S. real property interests" nor designated by us as capital gains dividends will be treated as dividends taxed as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding.

Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

        Distributions in excess of our current and accumulated earnings and profits (not attributable to gains from disposition of U.S. real property interests) that exceed the non-U.S. stockholder's basis in its common stock will be taxable to a non-U.S. stockholder as gain from the sale of its common stock, which is discussed below. Distributions in excess of our current or accumulated earnings and profits (not attributable to gains from disposition of U.S. real property interests) that do not exceed the adjusted basis of the non-U.S. stockholder in its common stock will reduce the non-U.S. stockholder's adjusted basis in its common stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

        Subject to the discussion below regarding capital gain dividends and FIRPTA, we expect to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. stockholder unless:

  (1)
  a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or

  (2)
  the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with such non-U.S. stockholder's trade or business within the U.S.

        We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the IRS if the non-U.S. stockholder's U.S. tax liability with respect to the distribution is less than the amount withheld.

        Distributions to a non-U.S. stockholder that we designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

  (1)
  the investment in our common stock is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

  (2)
  the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on his or her net U.S. source capital gains.

        Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. The term "U.S. real property interests" includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose real estate and business assets consist of U.S. real property interests. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to the 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

        We will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. stockholders that we designate as capital gain dividends, including any distributions that could have been designated as capital gain dividends. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder's U.S. federal income tax liability. A non-U.S. stockholder who receives distributions attributable to gain from a sale or exchange by us of U.S. real property interests will be required to file a U.S. federal income tax return for the taxable year.

        A non-U.S. stockholder that owns, actually or constructively, no more than 5% of our common stock at all times during the one-year period ending on the date of the distribution will not be subject to the 35% FIRPTA withholding tax with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock is regularly traded on an established securities market. Instead, any distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above which generally impose a withholding tax equal to 30% of the gross amount of each dividend distribution (unless reduced by treaty).

        Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability.

        Sale of Common Stock.    Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally would not be subject to U.S. taxation unless:

  (1)
  the investment in our common stock is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain;

  (2)
  the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a tax home in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

  (3)
  our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

        Our common stock will not constitute a U.S. real property interest if we are a domestically controlled qualified investment entity. We will be a domestically controlled qualified investment entity if, at all times during a specified testing period, we are a REIT and less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

        Because our common stock is publicly traded, we cannot guarantee that we are or will continue to be a domestically controlled qualified investment entity.

        Even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. stockholder (1) disposes of an interest in our stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a U.S. real property interest and (2) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of our stock within 30 days before or after such ex-dividend date. This rule does not apply if the exception for distributions to 5% or smaller holders of regularly traded classes of stock is satisfied.

        Even if we do not qualify as a domestically controlled qualified investment entity at the time a non-U.S. stockholder sells its common stock, our stock sold by such stockholder would not be considered a U.S. real property interest if:

  (1)
  the class or series of stock sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

  (2)
  the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, a non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Other U.S. Federal Income Tax Withholding and Reporting Requirements

        The Foreign Account Tax Compliance Act ("FATCA") provisions of the Code, enacted in 2010, impose withholding taxes on certain types of payments to (i) foreign financial institutions that do not agree to comply with certain diligence, reporting and withholding obligations with respect to their U.S. accounts and (ii) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends and the gross proceeds of a disposition of our common stock paid to certain foreign entities unless various information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Withholding under this legislation on withholdable payments to foreign financial institutions and non-financial foreign entities is expected to apply after December 31, 2014 with respect to gross proceeds of a disposition of property that can produce U.S. source interest or dividends and after December 31, 2013 with respect to other withholdable payments (although the legislation may apply sooner for such other withholdable payments made to non-financial foreign entities).

Information Reporting and Backup Withholding Tax Applicable to Stockholders

        U.S. Stockholders.    In general, information reporting requirements will apply to payments of distributions on our common stock and payments of the proceeds of the sale of our common stock to some stockholders, unless an exception applies. Further, the payor will be required to backup withhold on any payments at the current rate of 28% if:

  (1)
  the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding;

  (2)
  the IRS notifies the payor that the TIN furnished by the payee is incorrect; or

  (3)
  the payee fails to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

        Some stockholders, including corporations and tax exempt organizations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder's U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

        Non-U.S. Stockholders.    Generally, information reporting will apply to distributions on our common stock, and backup withholding at a current rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. stockholder's foreign status and has no actual knowledge to the contrary.

        Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payor. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Expiration of Certain Reduced Tax Rate Provisions

        Unless extended by Congress, several of the U.S. federal income tax rates described herein will increase after December 31, 2012. For taxable years beginning after December 31, 2012, (1) the maximum rate for long-term capital gains applicable to individuals, trusts and estates will increase from 15% to 20%, (2) the rate for qualified dividend income applicable to individuals, trusts and estate will increase from 15% to the graduated rates applicable to ordinary income (up to 39.6%), and (3) the backup withholding rate will increase from 28% to 31%. Prospective investors are urged to consult their tax advisors regarding the effect of these rate changes on an investment in our common stock.

Other Tax Consequences for AvalonBay and its Stockholders

        Our company and its stockholders may be subject to state, local and foreign tax in states, localities or foreign countries, including those in which we or they transact business or reside. The state, local and foreign tax treatment of our company and its stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common stock. To the extent that we and our taxable REIT subsidiaries are required to pay federal, state, local or foreign taxes, we will have less cash available for distribution to stockholders.

Legislative or Other Actions Affecting REITs

        The U.S. federal income tax rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our common stock.

 Plan of Distribution

        We may sell securities to or through underwriters, and we may also sell securities directly to other purchasers or through dealers or agents. Unless otherwise indicated in a prospectus supplement or other offering materials, the obligations of any underwriters to purchase the securities will be subject to conditions precedent and these underwriters will be obligated to purchase all the securities if any are purchased.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices. The prospectus supplement or other offering materials will describe the method of distribution of the securities.

        In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter, dealer or agent that will participate in the distribution of the securities will be identified, and any compensation it will receive will be described, in the prospectus supplement or other offering materials.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against some liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make relating to these liabilities. Any agreement in which we agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the prospectus supplement or other offering materials.

        If so indicated in a prospectus supplement or other offering materials, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Experts

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Legal Matters

        The validity of the securities we are offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

14,500,000 Shares

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

                        , 2012

Goldman, Sachs & Co.